UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Third quarter 2020 earnings release of Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México
2.	Third quarter 2020 earnings presentation of Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: November 10, 2020

Item 1

Earnings Release | 3Q 2020
Banco Santander México	1

Banco Santander México Reports Third Quarter 2020 Net Income of Ps.5,030 Million

-	Started moving towards normalizing our operations

-	Focused on secured segments, such as mortgages, government and auto loans, which have smaller margins, but lower risk profiles

-	Maintaining strong capital and liquidity positions

-	Net income down 8.8% YoY, with sequential recovery of 18.9%, mainly impacted by soft net interest income and benefited by resilent fees and market related income

Mexico City – October 28th, 2020, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (NYSE: BSMX; BMV: BSMX), (“Banco Santander México” or “the Bank”), today announced financial results for the three-month and nine-month periods ending September 30th, 2020.

Banco Santander México reported net income of Ps.5,030 million in 3Q20, representing a YoY decrease of 8.8% and a QoQ increase of 18.9%. On a cumulative basis, net income for 9M20 reached Ps.14,674 million, representing a 10.6% YoY decrease.

HIGHLIGHTS
Results (Million pesos)	3Q20	2Q20	3Q19	%QoQ	%YoY	9M20	9M19	%YoY
Net interest income	16,089	15,931	16,589	1.0	(3.0)	48,916	49,626	(1.4)
Fee and commission, net	4,690	4,598	4,580	2.0	2.4	13,985	13,703	2.1
Core revenues	20,779	20,529	21,169	1.2	(1.8)	62,901	63,329	(0.7)
Provisions for loan losses	4,596	8,350	4,478	(45.0)	2.6	18,111	13,250	36.7
Administrative and promotional expenses	10,429	9,599	9,783	8.6	6.6	29,813	28,521	4.5
Net income	5,030	4,230	5,517	18.9	(8.8)	14,674	16,416	(10.6)
Net income per share[1]	0.74	0.62	0.81	18.9	(8.9)	2.16	2.42	(10.8)

Balance Sheet Data (Million pesos)	Sep-20	Jun-20	Sep-19	%QoQ	%YoY	Sep-20	Sep-19	%YoY
Total assets	1,858,684	1,929,350	1,460,741	(3.7)	27.2	1,858,684	1,460,741	27.2
Total loans	735,330	751,219	697,326	(2.1)	5.4	735,330	697,326	5.4
Deposits	772,984	789,740	683,590	(2.1)	13.1	772,984	683,590	13.1
Shareholders´ equity	151,475	146,536	139,700	3.4	8.4	151,475	139,700	8.4

Key Ratios (%)	3Q20	2Q20	3Q19	bps QoQ	bps YoY	9M20	9M19	bps YoY
Net interest margin	4.50	4.48	5.74	2	(124)	4.78	5.69	(91)
Net loans to deposits ratio	91.78	91.81	98.89	(3)	(711)	91.78	98.89	(711)
ROAE	13.87	11.86	16.63	201	(276)	13.49	16.49	(300)
ROAA	1.23	1.01	1.55	22	(32)	1.20	1.54	(34)
Efficiency ratio	48.14	40.71	45.11	743	303	44.16	44.74	(58)
Capital ratio	17.16	16.69	16.89	47	28	17.16	16.89	28
NPLs ratio	2.09	2.51	2.33	(42)	(24)	2.09	2.33	(24)
Cost of Risk	3.13	3.14	2.62	(1)	51	3.13	2.62	51
Coverage ratio	167.94	138.81	130.82	2,913	3,712	167.94	130.82	3,712

Operating Data	Sep-20	Jun-20	Sep-19	%QoQ	%YoY	Sep-20	Sep-19	%YoY
Branches[2]	1,050	1,050	1,223	0.0	(14.1)	1,050	1,223	(14.1)
Branches and offices[3]	1,407	1,406	1,411	0.1	(0.3)	1,407	1,411	(0.3)
ATMs	9,365	9,142	8,866	2.4	5.6	9,365	8,866	5.6
Customers	18,796,611	18,641,282	17,739,345	0.8	6.0	18,796,611	17,739,345	6.0
Employees	20,922	20,062	19,876	4.3	5.3	20,922	19,876	5.3
1)	Accumulated EPS, net of treasury shares (compensation plan) and discontinued operations. Calculated by using weighted number of shares.

2)	Internal reclassification as of 2Q20. The bank continues to operate with the same number of customer offices.

3)	Includes cash desks (espacios select, box select and corner select) and SMEs business centers. Excluding brokerage house offices.

Earnings Release | 3Q 2020
Banco Santander México	2

Héctor Grisi, Banco Santander México’s Executive President and CEO, commented: “This quarter, we delivered robust financial and operating results that were achieved in a still very weak and complex operating environment. Our loan book grew mid-single-digits year-over-year, while demand for mortgages, auto and commercial loans was healthy. Consumer and SME loans, on the other hand, continued contracting, consistent with market trends and weak demand conditions. Deposits have proven resilient, though, registering double-digit growth which, together with our prudent balance sheet strategy, have enabled us to maintain ample levels of liquidity while growing net income around 19% sequentially and increasing ROAE +201 bps to 13.9%. On top of this, we closed 3Q20 with the strongest capital ratio since becoming a listed company.

In terms of asset quality, we are pleased to report that close to 85% of the loan portfolio under the payment holiday program, which is supporting our retail and SMEs customers, remains current. Only 8% of these loans have missed one or two payments and 7% is being restructured. The program has not had a negative impact, yet, on our NPL ratio. Performance has been better-than-expected and we estimate that the preemptive loan loss provisions of Ps.3.9 billion that we made in the previous quarter are adequate at this time. Furthermore, we continue executing our recoveries and restructuring plan, which has enabled us to act swiftly and preemptively to effectively respond to the challenging operating environment, as well as help customers overcome temporary financial difficulties.

In addition to our focus on managing risk under this environment, we continue advancing our core strategy, such as growing our base of loyal customers. We also continue making new investments under the bank’s transformation plan, mainly in IT and digitalization, while seeking efficiencies in other lines and maintaining tight control of costs in support of our bottom line.

I would like to thank all our employees for the extraordinary work they have done throughout these challenging times. Their commitment to executing our growth plans with excellence, in addition to our bank’s strong liquidity and capital positions, make us confident that we are not only well positioned to continue effectively weathering the current economic challenges but to capitalize on growth opportunities that will undoubtedly arise under current circumstances. Our commitment and financial strength also mean our Bank can continue supporting our customers, as we recover together from this unprecedented challenges.”

Earnings Release | 3Q 2020
Banco Santander México	3

III. Summary of 3Q20 Consolidated Results

Loan portfolio

Banco Santander México’s total loan portfolio, as of September 2020, increased 5.4% YoY, or Ps.38,004 million, to Ps.735,330 million, and decreased 2.1%, or Ps.15,889 million, on a sequential basis.

During the quarter, the Bank experienced a sequential contraction in loan growth, with corporate loans normalizing after the strong demand experienced at the end of the first quarter. In addition, the Bank has been focused on secured segments, such as mortgages, government and auto loans, which have smaller margins, but lower risk profiles.

Deposits

Deposits, which represent 81.6% of Banco Santander México’s total funding1, increased 13.1% YoY in September 2020, and decreased 2.1% sequentially. In turn, demand deposits increased 16.1% YoY, while term deposits increased 7.6% YoY, as lower interest rates made customers favor short term liquidity. On a sequential basis, demand deposits increased 0.3% while time deposits decreased 6.6%. It is worth noting that deposits from individuals and corporates expanded by 14.4%, and 12.4% YoY, respectively. The increase in individual deposits was supported by the Bank’s promotional campaigns.

In September 2020, demand deposits from individuals represented 32.6% of total demand deposits, compared with 29.7% in September 2019. Term deposits from individuals represented 30.5% of total term deposits, compared with 34.7% in September 2019. Total deposits from individuals expanded 14.4% YoY.

The loans-to-deposits ratio stood at 91.78% in September 2020, which compares to 98.89% in September 2019, and 91.81% in June 2020, maintaining a sound funding position.

Net income

Banco Santander México reported 3Q20 net income of Ps.5,030 million, representing a decrease of 8.8% YoY, and an increase of 18.9% QoQ. On a cumulative basis, net income for the first nine months of the year, reached Ps.14,674 million, representing a 10.6% YoY decrease. The YoY decrease was mainly due to extraordinary provisions compensated by very strong market related income.

_______________
1 Total funding includes: deposits, credit instruments issued, bank and other loans and subordinated credit notes.

Earnings Release | 3Q 2020
Banco Santander México	4

Net income statement
Million pesos				% Variation				% Variation
	3Q20	2Q20	3Q19	QoQ	YoY	9M20	9M19	20/19
Net interest income	16,089	15,931	16,589	1.0	(3.0)	48,916	49,626	(1.4)
Provisions for loan losses	(4,596)	(8,350)	(4,478)	(45.0)	2.6	(18,111)	(13,250)	36.7
Net interest income after provisions for loan losses	11,493	7,581	12,111	51.6	(5.1)	30,805	36,376	(15.3)
Commission and fee income, net	4,690	4,598	4,580	2.0	2.4	13,985	13,703	2.1
Net gain (loss) on financial assets and liabilities	1,292	3,283	1,101	(60.6)	17.3	5,458	1,997	173.3
Other operating income	(409)	(232)	(582)	76.3	(29.7)	(853)	(1,573)	(45.8)
Administrative and promotional expenses	(10,429)	(9,599)	(9,783)	8.6	6.6	(29,813)	(28,521)	4.5
Operating income	6,637	5,631	7,427	17.9	(10.6)	19,582	21,982	(10.9)
Equity in results of associated companies	60	35	0	71.4	0.0	99	0	0.0
Operating income before income taxes	6,697	5,666	7,427	18.2	(9.8)	19,681	21,982	(10.5)
Income taxes (net)	(1,667)	(1,436)	(1,910)	16.1	(12.7)	(5,007)	(5,566)	(10.0)
Net income	5,030	4,230	5,517	18.9	(8.8)	14,674	16,416	(10.6)
Effective tax rate (%)	24.89	25.34	25.72			25.44	25.32

3Q20 vs 3Q19

The 8.8% year-on-year decrease in net income was principally driven by:

i)	A 6.6%, or Ps.646 million, increase in administrative and promotional expenses, mainly due to higher technology services expenses, depreciation and amortization, cash protection services and contributions to IPAB, partly offset by a decrease in personnel expenses;

ii)	A 3.0%, or Ps.500 million, decrease in net interest income, reflecting lower interest rates and loan growth in low margin segments; and

iii)	A 2.6%, or Ps.118 million, increase in provisions for loan losses, as the portfolio under holiday payments remained current after the grace period ended, and the portfolio not in holiday payments has not shown any significant deterioration.

The decrease in net income was partially offset by:

i)	A 12.7%, or Ps.243 million, decrease in income taxes, which resulted in a 24.89% effective tax rate in the quarter, compared to 25.72% in 3Q19;

ii)	A 17.3%, or Ps.191 million, increase in net gains on financial assets and liabilities, supported by declining interest rates and a stronger peso;

iii)	A 29.7%, or Ps.173 million, decrease in other operating expenses, mostly resulting from lower premiums paid on guarantees for the SMEs loan portfolio; and

iv)	A 2.4%, or Ps.110 million, increase in net commissions and fees, mainly due to increases in debit and credit card fees and insurance fees, partly offset by a decrease in financial advisory services.

9M20 vs 9M19

The 10.6% year-on-year decrease in net income was principally driven by:

i)	A 36.7%, or Ps.4,861 million, increase in provisions for loan losses, mainly due to a special charge in 2Q20 of loan loss provisions of Ps.3,915 million;

ii)	A 4.5%, or Ps.1,292 million, increase in administrative and promotional expenses, mainly due to higher technology services expenses, depreciation and amortization, contributions to IPAB and professional fees, partly offset by a decrease in personnel expenses; and

iii)	A 1.4%, or Ps.710 million, decrease in net interest income, reflecting lower interest rates and loan growth in low margin segments.

The decrease in net income was partially offset by:

i)	A Ps.3,461 million, increase in net gains on financial assets and liabilities, mainly resulting from declining interest rates and markets’ volatility in FX;

ii)	A 45.8%, or Ps.720 million, decrease in other operating expenses, mostly resulting from lower expenses related to portfolio recoveries, lower profit from sale of foreclosed assets and lower write-offs;

iii)	A 10.0%, or Ps.559 million, decrease in income taxes, due to lower operating income before taxes; and

iv)	A 2.1%, or Ps.282 million, increase in net commissions and fees, mainly due to increases in insurance fees, account management, foreign trade and collections and payments fees, partially offset by an increase in other commissions and fees paid.

Earnings Release | 3Q 2020
Banco Santander México	5

v) Gross operating income

Banco Santander México’s gross operating income for 3Q20 totaled Ps.22,071 million, representing a decrease of 0.9% YoY, and 7.3% QoQ, due to a decline in net interest income partially compensated by market related income and fees. Gross operating income for 9M20 amounted Ps.68,359 million, increasing 4.6% from 9M19.

Gross operating income is broken down as follows.

Break down of gross operating income (%)
				Variation (bps)				Variation (bps)
	3Q20	2Q20	3Q19	QoQ	YoY	9M20	9M19	YoY
Net Interest Income	72.90	66.90	74.49	600	(159)	71.56	75.96	(440)
Net Commissions and Fees	21.25	19.31	20.57	194	68	20.46	20.98	(52)
Market related revenue	5.85	13.79	4.94	(794)	91	7.98	3.06	492
Gross Operating Income*	100.00	100.00	100.00			100.00	100.00

*Does not include other income

Return on average equity (ROAE)

ROAE for 3Q20 decreased 276 basis points to 13.87%, from 16.63% reported in 3Q19 and increased 201 basis points from 11.86% in 2Q20. For 9M20, ROAE stood at 13.49%, 300 basis points lower than the 16.49% reported in 9M19.

Earnings Release | 3Q 2020
Banco Santander México	6

Strategic initiatives and commercial actions

Despite the challenging economic environment, Banco Santander Mexico’s strategy remains focused on strengthening the loyalty of active customers through cross-selling and digitalization while the Bank continues investing in technology, seeking to improve customer service in order to increase satisfaction levels and become the number one Bank of our customers. Banco Santander Mexico has enough flexibility and ability to carry on its growth strategy under the expected adverse outlook.

Below, the most relevant aspects of the third quarter are highlighted:

➢	The Bank's value proposition is complemented by a new range of products, which will allow it to serve customers more comprehensively.

▪	Investments made over the past years in data analytics and quality enhancements continue being key to boosting customer acquisitions and digital sales. This quarter, product sales via digital channels accounted for 44% of total sales and digital monetary transactions reached almost one third of the total. This mix compares favorably with year ago levels of 30% and 19%, respectively.

▪	The alliance with Mazda Motor, one of the fastest growing automotive groups in the country with a 5% market share, has allowed Santander to be its financial arm in Mexico. The alliance took a step forward in August, while offering financing and access to unique benefits based on an advanced and fully-digital platform. Mazda customers are receiving auto financing through "Super Auto Santander". This alliance, together with those already established with Peugeot, Suzuki and KTM, is positioning the Bank as a relevant player in automobile loans in Mexico and is allowing us to gain market share in this segment despite the challenging environment, reaching 2.9% as of August, +184 bps compared to the same month a year ago.

▪	Santander México seeks to increase the loans placement for the purchase of cars and motorcycles, with a special boost to hybrid and electric cars through green financing. On this regard, the Bank will be the preferred financial arm of Tesla in Mexico; we will be accompanying the arrival of the Model Y, a medium-size SUV, which due to its characteristics has raised high expectations in the Mexican market. Santander has a firm commitment to automotive lending, where with just 3 years since we gave our first loan, we are now the exclusive finance bank for three car brands, one preferred, and three motorcycle brands. In addition, we have more than 1,000 agreements with different auto dealers throughout the country.

▪	The Bank is implementing various commercial strategies in its insurance products, including remote sales, development of new non-traditional channels, as well as the use of Data Intelligence in campaigns with personalized comprehensive offers for customers.

▪	The consolidation of the Hipoteca Online digital platform continued, being the only platform in Mexico that connects all end-to-end processes. In the quarter, the platform processed more than 75% of the operations digitally.

▪	This year the Bank is preparing the launch of a new mobile app that will substitute the existing ones while including significant improvements in functionality. The new app is already being tested among friends and family.

▪	Santander Mexico customers can now automatically save money when their favorite UEFA Champions League team plays, wins, or scores a goal. The Bank has created a way for its clients to save in a simple and fun way, combining behavioral economics and gamification with a passion for soccer, together with Santander's sponsorship in the UEFA Champions League. This is possible in the Bank’s App, through the award winning tool “Mis Metas”, which is an innovative and pioneering scheme in the Mexican Banking system that connects lifestyle with savings.

Earnings Release | 3Q 2020
Banco Santander México	7

▪	This quarter we strengthened the credit card purchase confirmation process in the fraud alerts we send to our customers. In addition, we accelerated the adoption of "infoless" cards to become a safer bank and continue implementing our Chip & Pin cards, where we have a 46% adoption rate.

▪	We continued with our Build your Bedroom Kit campaign, which was designed to reward customers who have maintained a minimum balance in demand deposits for six months and are active in our digital channels.

▪	During the quarter, we continued promoting the use of our digital channels through campaigns and incentives aimed at customers, seeking greater conversion, as well as increasing digital sales and activation.

Customers
(Thousands)				% Variation
	Sep-20	Jun-20	Sep-19	QoQ	YoY
Loyal Customers[1]	3,408	3,313	2,980	2.9	14.4
Digital Customers[2]	4,768	4,606	3,815	3.5	25.0
Mobile Customers[3]	4,437	4,269	3,425	3.9	29.6

1 Loyal customers = Clients with non-zero balance and depending on the segment should have between two and four products and between three and ten transactions in the last 90 days.

2 Digital customers = Clients with at least one digital transaction per month in SuperNet or SuperMóvil.

3 Mobile customers = Clients using Supermóvil and/or Superwallet in the last 30 days.

➢	Since the beginning of the pandemic, the Bank focused on portfolio recovery and risk analysis, as well as implementing a series of measures focused on keeping the safety and well-being of employees and customers while assuring business continuity.

Employees and business continuity

▪	Since mid-March the Bank established work from home protocols and over 90% of our corporate offices' personnel continues working remotely. The protocols for the return to the new normal are in place but caution is maintained in returning to activities due to a lack of significant improvement in the pandemic conditions in the main metropolitan areas.

▪	IT resources have been channeled into remote operating tools and cybersecurity. Branch employees are split into teams with 75% of them working on site.

▪	All employees are receiving their salaries without any pay cut.

Customers & Shareholders

▪	Approximately 94% of the Bank’s branches are open, while digital channels and ATMs are fully operational to meet customer requirements in compliance with the recommendations of federal and local authorities. Our digital sales represented 44% of total sales in the quarter, almost twice as much as it did last year, as we continue promoting customer use of digital channels, which continues to drive adoption levels.

▪	The bank is focused on recoveries, risk analysis and restructurings. The quality of the portfolio and the non-performing loans ratio have been relatively stable, supported by the Bank’s initiatives to back its customers. Since mid-March we have been supporting our customers through the debtor relief program, offering deferred payments for individuals and SMEs, as well as case-by-case debt restructurings to our corporate customers. More than 600 thousand clients registered for the program, accounting for Ps.191 billion in loans and as of September, more than 71% have already made their first payment resulting on a better performance than expected. Practically 85% have paid their instalment and we are offering restructurings to those clients that comply with certain criteria.

Loan portfolio under support program
Segment	% of total loans in program	% of the product’s total loan book
Mortgage	50	41
SMEs	25	48
Consumer	16	36
Credit cards	9	21

Earnings Release | 3Q 2020
Banco Santander México	8

Community

▪	As part of our commitment to our communities and to continue spreading our culture, we have made numerous donations and support initiatives that aid the medical community and vulnerable populations:

-	Donation of the COVID-19 CDMX App to the authorities to carry out self-diagnoses based on symptoms, help prevent infections, avoid saturation of hospitals and provide reliable and real-time information to the authorities.

-	+Ps.49 million pesos invested in Covid-19 community programs in alliance with Zurich Santander:

•	6,202 pantries and hygiene kits delivered to vulnerable families.

•	Ps.15 million donated in medical and protection equipment to the National Institute of Respiratory Diseases.

•	125,000 meals delivered to medical personnel at COVID hospitals.

-	Ps.4 million pesos donated to TecSalud to guarantee the development, research and application of the convalescent plasma protocol in more than 100 donors to help people infected with COVID-19.

-	90,000 medical personnel protected with personal protection equipment (PPE). More than 150 hospitals in 27 states.

-	Ps. 1.4 million donated to CMR Foundation in benefit of 120 kids with daily food containers to take home.

-	Ps. 1.4 million where collected through our ATMs and donated to Escuela SER, schools of excellence that serve children in disadvantaged communities and that seek to provide quality education.

-	+16,900 university students will receive support from Santander México, through Santander Universidades, throughout scholarships to access online programs that help develop skills, including in the digital field, to facilitate their insertion into the labor market; adapting to the new environment generated by the COVID-19 pandemic.

Responsible Banking

Santander strives every day to contribute to the progress of people and companies in a Simple, Personal and Fair way in all that we do, to earn the confidence of our employees, customers, shareholders and society.

In order to meet its commitment to be a more responsible bank and help society address the main global issues, Santander was one of the founding members of the Principles of Responsible Banking contributing to their elaboration in alliance with the United Nations Environment Program Finance Initiative. Besides, the Group has set two main goals, one regarding the new business environment and the other to foster inclusive and sustainable growth.

The new business environment goal aims that Santander employees feel a responsible working environment that is simple, diverse and inclusive, where leadership and engagement follow the Simple, Personal and Fair culture, while designing customer centered products.

The goal to achieve an inclusive and sustainable growth aims to invest in the Bank’s community, financially empowering people, supporting higher education through scholarships and leaving an environmental footprint while incentivizing ESG products across all business units.

Earnings Release | 3Q 2020
Banco Santander México	9

The Bank has identified the challenges to adapt to the new business environment and to contribute to a more inclusive and sustainable growth, with the following 11 commitments the Group set in 2018 for the years to come:

(1)	According to relevant external indexes in each country (Great Place to Work, Top Employer, Merco, etc.). (2) Senior positions represent 1% of total workforce. (3) Calculation of equal pay gap compares employees of the same job, level and function. (4) People (unbanked, underbanked or financially vulnerable), who are given access to the financial system, receive tailored finance and increase their knowledge and resilience through financial education. (5) Includes Santander overall contribution to green finance: project finance, syndicated loans, green bonds, capital finance, export finance, advisory, structuring and other products to help our clients in the transition to a low carbon economy. Commitment from 2019 to 2030 is 220 billion euros. (6) In those countries where it is possible to certify renewable sourced electricity for the properties occupied by the Group. (7) People supported through Santander Universidades initiative (students who will receive a Santander scholarship, will achieve an internship in an SME or participate in entrepreneurship programs supported by the bank). (8) People helped through our community investment programs (excluded Santander Universities and financial education initiatives).

3Q20 Highlights

▪	Supporting its customer’s transition to a low carbon economy, Santander has advised the issuance of 1 Green Bond and 1 Sustainable Bond in 2020. In October, Santander was ESG advisor for the first Gender Bond issued in Mexico.

▪	The Bank continues empowering people financially and promotes financial inclusion through Tuiio, having granted +100,000 microcredits in 2020, and have recently launched a medical care product for Tuiio customers.

▪	Santander México launched the first sustainable fund in the country, created by SAM Asset Management (Santander’s México Investment Fund Manager). This innovative fund incorporates a more comprehensive view of the assets in which it invests, considering in addition to financial elements, environmental aspects, social and corporate governance. The fund will only invest in companies that meet ESG’s criteria.

▪	Santander México is in the Top Ten of Super Companies 2020, where, among companies with more than 3 thousand workers, Banco Santander México appears in ninth position being the highest ranked bank, showing that the Bank is not only appreciated by its employees, but that it is also competitive and an outstanding example of innovation and responsible banking with vision, while being one of the best places to work for.

▪	Santander’s Contact Center was named a Super Workspace, ranking in the top 10 of companies with more than 500 employees. With this recognition, the Bank added another Super Workspace in Santander, together with Spotlight (the Digital Factory) which has been recognized last year.

▪	Merco (Monitor Empresarial de Reputación Corporativa by its acronym in Spanish) included Santander México in its ranking of the 100 companies with the best corporate reputation in the country. Note that the bank moved up 3 positions, ranking 13th.

As a result of these efforts among others, Banco Santander México is part of the IPC Sustainability Index since 2013, as well as part of the sample of the new S&P/BMV Total Mexico ESG Index. These indexes evaluate the Group’s performance across economic, environmental and social dimensions.

These are only some examples of the Bank’s effort in becoming a more responsible bank, for more information about Banco Santander México as a Responsible Bank please go to:

https://servicios.santander.com.mx/comprometidos/eng/index.php

Earnings Release | 3Q 2020
Banco Santander México	10

IV. Analysis of 3Q20 Consolidated Results

(Amounts expressed in millions of pesos, except where otherwise stated)

Loan portfolio

The evolution of the loan portfolio showed a shift in the mix towards lower yielding segments with lower risk profiles, such as mortgages, government and auto loans that supported loan growth during the quarter.

Portfolio Breakdown
Million pesos				% Variation
	Sep-20	Jun-20	Sep-19	QoQ	YoY
Commercial	457,535	479,448	431,963	(4.6)	5.9
Middle-market	205,863	214,556	185,567	(4.1)	10.9
Corporates	91,726	104,834	93,838	(12.5)	(2.3)
SMEs	68,655	72,198	78,075	(4.9)	(12.1)
Government & Financial Entities	91,291	87,859	74,482	3.9	22.6

Individuals	277,795	271,771	265,363	2.2	4.7
Consumer	113,058	112,992	116,630	0.1	(3.1)
Credit cards	53,296	54,242	58,960	(1.7)	(9.6)
Other consumer	59,762	58,750	57,670	1.7	3.6
Mortgages	164,737	158,779	148,733	3.8	10.8
Total	735,330	751,219	697,326	(2.1)	5.4

Total loan portfolio rose 5.4% YoY, or Ps.38,004 million, to Ps.735,330 million in September 2020. On a sequential basis, total loan portfolio decreased 2.1%, or Ps.15,889 million.

The commercial loan portfolio is comprised of loans to business and commercial entities, as well as loans to government entities and financial institutions, and represented 62.2% of the total loan portfolio. Excluding loans to government entities and financial institutions, the commercial loan portfolio accounted for 49.8% of the total. Middle-market, Corporate and SME loans represented 28.0%, 12.5% and 9.3% of the total loan portfolio, respectively.

The individuals loan portfolio, comprised of mortgages, consumer and credit card loans, represented 37.8% of the total loan portfolio. Mortgage, consumer and credit card loans, represented 22.4%, 8.1% and 7.3% of the total loan portfolio, respectively. The Bank continues with the strategy of prioritizing payroll loans over unsecured personal loans and taking advantage of its strong position in the mortgage, middle market and SME segments.

Earnings Release | 3Q 2020
Banco Santander México	11

Loan portfolio break down
Million pesos
	Sep-20%		Jun-20%		Sep-19%
Performing loans
Commercial	451,752	61.4	472,748	62.9	426,180	61.1

Individuals	268,186	36.5	259,627	34.6	254,865	36.5
Consumer	110,421	15.0	108,292	14.4	112,099	16.1
Credit cards	51,863	7.1	51,628	6.9	56,452	8.1
Other consumer	58,558	8.0	56,664	7.5	55,647	8.0
Mortgages	157,765	21.5	151,335	20.1	142,766	20.5
Total performing loans	719,938	97.9	732,375	97.5	681,045	97.7

Non-performing loans
Commercial	5,783	0.8	6,700	0.9	5,783	0.8

Individuals	9,609	1.3	12,144	1.6	10,498	1.5
Consumer	2,637	0.4	4,700	0.6	4,531	0.6
Credit cards	1,433	0.2	2,614	0.3	2,509	0.4
Other consumer	1,204	0.2	2,086	0.3	2,022	0.3
Mortgages	6,972	0.9	7,444	1.0	5,967	0.9
Total non-performing loans	15,392	2.1	18,844	2.5	16,281	2.3

Total loan portfolio
Commercial	457,535	62.2	479,448	63.8	431,963	61.9

Individuals	277,795	37.8	271,771	36.2	265,363	38.1
Consumer	113,058	15.4	112,992	15.0	116,630	16.7
Credit cards	53,296	7.2	54,242	7.2	58,960	8.5
Other consumer	59,762	8.1	58,750	7.8	57,670	8.3
Mortgages	164,737	22.4	158,779	21.1	148,733	21.3
Total loan portfolio	735,330	100.0	751,219	100.0	697,326	100.0

As of September 2020, commercial loans increased 5.9% YoY, driven by middle-market and government loans, which grew 10.9% and 32.1% YoY, respectively. Some Corporates and middle-market customers started prepaying some lines they withdrew in the first quarter. Sequentially, commercial loans decreased 4.6%. Meanwhile, SME loans decreased 12.1% YoY, reflecting a weakening trend that began before the pandemic.

Mortgage loans continued showing robust growth, increasing 10.8% YoY and 3.8% sequentially. The Hipoteca Plus product remains the main driver behind this strong performance, accounting close to 66% of total mortgage origination in the quarter, which also helps the Bank drive cross-selling of other products, mainly insurance and credit cards, supporting fee income growth. In addition, during the quarter the Bank launched the Hipoteca Free product, which has zero commissions and zero appraisal costs. However, total mortgage loans were still affected by the run-off of acquired portfolios. Excluding this effect, the mortgage portfolio would have increased 15.0% YoY, higher than average market growth.

Credit card loans contracted 9.6% YoY and 1.7% QoQ, the lower sequential decline stemmed from a sustained recovery in credit card usage since its minimum level back in April. Usage increased 24% sequentially, although it remained 18% below third quarter 2019. Although low usage levels continue affecting balances, these have been showing a gradual improvement that could continue, as the fourth quarter normally shows positive seasonal effects.

The Bank´s strategy of prioritizing payroll loans over unsecured personal loans and leveraging its strong position in the middle market and SME segments, continued showing an increase in payroll loans of 2.6% YoY. Sequentially, payroll loans increased 1.2%. In contrast, personal loans decreased 12.2% YoY and 5.4% QoQ.

Earnings Release | 3Q 2020
Banco Santander México	12

Total Deposits

Total deposits in September 2020 were Ps.772,984 million, an increase of 13.1% YoY and a decrease of 2.1% sequentially. Demand deposits reached Ps.509,686 million, increasing 16.1% YoY, while term deposits increased 7.6% YoY, as lower interest rates made customers favor short term liquidity. In turn, demand deposits increased 0.3% sequentially while time deposits decreased 6.6% QoQ. Deposits from individuals and corporates expanded by 14.4%, and 12.4% YoY, respectively. The increase in individual deposits was supported by the Bank’s promotional campaigns.

Net interest income

Net interest income
Million pesos				% Variation				% Variation
	3Q20	2Q20	3Q19	QoQ	YoY	9M20	9M19	20/19
Interest on funds available	513	609	1,017	(15.8)	(49.6)	1,839	2,895	(36.5)
Interest on margin accounts	72	104	256	(30.8)	(71.9)	346	830	(58.3)
Interest and yield on securities	6,278	6,217	4,847	1.0	29.5	18,949	14,156	33.9
Interest and yield on loan portfolio – excluding credit cards	16,194	17,623	18,738	(8.1)	(13.6)	52,000	55,435	(6.2)
Interest and yield on loan portfolio related to credit cards	3,553	3,507	3,809	1.3	(6.7)	10,910	11,097	(1.7)
Commissions collected on loan originations	151	127	136	18.9	11.0	417	423	(1.4)
Interest and premium on sale and repurchase agreements and securities loans	742	1,196	1,662	(38.0)	(55.4)	3,272	6,958	(53.0)
Interest income	27,503	29,383	30,465	(6.4)	(9.7)	87,733	91,794	(4.4)

Daily average interest- earnings assets	1,430,590	1,423,671	1,156,479	0.5	23.7	1,364,944	1,162,217	17.4

Interest from customer deposits – demand deposits	(2,123)	(2,583)	(3,299)	(17.8)	(35.6)	(7,129)	(9,500)	(25.0)
Interest from customer deposits – time deposits	(3,507)	(4,402)	(4,704)	(20.3)	(25.4)	(12,330)	(13,400)	(8.0)
Interest from credit instruments issued	(1,324)	(1,256)	(893)	5.4	48.3	(3,379)	(2,467)	37.0
Interest on bank and other loans	(791)	(946)	(1,098)	(16.4)	(28.0)	(2,767)	(3,319)	(16.6)
Interest on subordinated capital notes	(454)	(478)	(402)	(5.0)	12.9	(1,345)	(1,205)	11.6
Interest and premium on sale and repurchase agreements and securities loans	(3,215)	(3,787)	(3,480)	(15.1)	(7.6)	(11,867)	(12,277)	(3.3)
Interest expense	(11,414)	(13,452)	(13,876)	(15.2)	(17.7)	(38,817)	(42,168)	(7.9)

Daily average interest-bearing liabilities	1,278,847	1,269,580	1,023,281	0.7	25.0	1,221,061	1,029,221	18.6

Net interest income	16,089	15,931	16,589	1.0	(3.0)	48,916	49,626	(1.4)

Earnings Release | 3Q 2020
Banco Santander México	13

Net interest income in 3Q20 totaled Ps.16,089 million, decreasing 3.0% YoY, or Ps.500 million, and increasing 1.0% QoQ, or Ps.158 million.

The 3.0% YoY decrease in net interest income resulted from the combination of:

i)	A 9.7%, or Ps.2,962 million, decrease in interest income, to Ps.27,503 million, which resulted from the combined effect of a 279 basis points decrease in the average interest rate received and a 23.7%, or Ps.274,111 million, increase in average interest-earning assets; and

ii)	A 17.7%, or Ps.2,462 million, decrease in interest expense, to Ps.11,414 million, stemming from a 182 basis points decrease in the average interest rate paid and a 25.0%, or Ps.255,566 million, increase in interest-bearing liabilities.

The net interest margin ratio (NIM), calculated using daily average interest-earning assets for 3Q20, stood at 4.50%, compared to 5.74% in 3Q19 and 4.48% in 2Q20. The decrease in NIM mainly reflects lower interest rates along with lower growth within the high-yield segments, partially offset by a significant increase in our securities portfolio during the second quarter. On a cumulative basis, NIM for 9M20 reached 4.78%, a decrease of 91 basis points from 9M19.

Interest Income

Total average interest earning assets in 3Q20 amounted to Ps.1,430,590 million, increasing 23.7%, or Ps.274,111 million, YoY, mainly driven by 79.5% growth, or Ps.208,040 million, in the average amount of investment in securities, by 6.4% growth, or Ps.44,427 million, in the average loan portfolio, by 20.7% growth, or Ps.20,554 million, in funds available, and by 78.1% growth, or Ps.18,627 million, in margin accounts, partly offset by a 22.3% decrease, or Ps.17,537 million, in repurchase agreements. Banco Santander México’s interest earning assets are broken down as follows:

Average Assets (Interest-Earnings Assets)
Breakdown (%)
	3Q19	4Q19	1Q20	2Q20	3Q20
Loan portfolio	59.9	56.3	58.2	53.9	51.6
Investment in securities	22.6	29.9	28.4	29.0	32.8
Repurchase agreements	6.8	5.2	6.0	5.7	4.3
Funds available	8.6	7.0	5.4	8.2	8.4
Margin accounts	2.1	1.6	2.0	3.3	3.0
Total	100.0	100.0	100.0	100.0	100.0

Earnings Release | 3Q 2020
Banco Santander México	14

Banco Santander México’s interest income consists mainly of interest from the loan portfolio and commissions on loan originations, which in 3Q20 generated Ps.19,898 million and accounted for 72.3% of total interest income. The remaining interest income of Ps.7,605 million is broken down as follows: 22.8% from investment in securities, 2.7% from repurchase agreements, 1.9% from funds available, and 0.3% from margin accounts.

Interest income for 3Q20 decreased 9.7%, or Ps.2,962 million YoY, to Ps.27,503 million, mainly reflecting lower interest income from total loan portfolio, repurchase agreements, funds available and margin accounts, which decreased 12.4%, or Ps.2,800 million, 55.4%, or Ps.920 million, 49.6%, or Ps.504 million, and 71.9%, or 184 million, respectively, partly offset by a 29.5%, or Ps.1,431 million, increase in investment in securities.

The average interest yield on interest-earning assets in 3Q20 stood at 7.52%, decreasing 279 basis points from 10.31% in 3Q19. Sequentially, the average interest yield on interest-earning assets decreased 64 basis points from 8.16% in 2Q20. During the quarter, the Mexican Central Bank (Banxico) made two interest rate cuts, one of 50 basis points and the last one of 25 basis points, totaling 75 basis points.

In 3Q20, the average interest rate on the total loan portfolio stood at 10.48%, a decrease of 225 basis points YoY, reflecting lower interest rates and lower balances in the high-yielding portfolios. Relative to 3Q19, the average reference rate (TIIE28) has decreased by 338 basis points. The average interest rate on the commercial portfolio stood at 7.33%, a decrease of 288 basis points YoY, while the yield of mortgage loans stood at 9.41%, a decrease of 58 basis points YoY and the rate on the credit card portfolio stood at 25.89%, an increase of 21 basis points YoY. The average interest rate on the investment in securities portfolio stood at 5.23%, decreasing 202 basis points YoY.

Interest income
Million Pesos	3Q20			3Q19			Var YoY
	Average Balance	Interest	Yield (%)	Average Balance	Interest	Yield (%)	Average Balance	Interest (%)	Yield (bps)
Funds available	119,817	513	1.68	99,263	1,017	4.01	20.7	(49.6)	(233)
Margin accounts	42,470	72	0.66	23,843	256	4.20	78.1	(71.9)	(354)
Investment in securities	469,780	6,278	5.23	261,740	4,847	7.25	79.5	29.5	(202)
Loan portfolio	737,426	19,747	10.48	692,999	22,547	12.73	6.4	(12.4)	(225)
Commissions collected on loan originations	—	151	—	—	136	—	—	11.0	—
Sale and repurchase agreements and securities loans	61,097	742	4.75	78,634	1,662	8.27	(22.3)	(55.4)	(352)
Interest income	1,430,590	27,503	7.52	1,156,479	30,465	10.31	23.7	(9.7)	(279)

Earnings Release | 3Q 2020
Banco Santander México	15

Interest income decline from the total loan portfolio was 12.4%, or Ps.2,800 million, which resulted from the combined effect of a 225 basis points decrease in the average interest rate, and a 6.4%, or Ps.44,427 million, rise in average loan portfolio volume. The decrease in interest income from the loan portfolio resulted from the following YoY combined effects by product:

▪	Mortgages: 9.9%, or Ps.14,397 million increase, with a 9.41% interest yield, which decreased 58 bps;

▪	Commercial: 7.5%, or Ps.32,326 million increase, with a 7.33% interest yield, which decreased 288 bps;

▪	Consumer: 3.6%, or Ps.2,048 million increase, with a 24.17% interest yield, which decreased 150 bps; and

▪	Credit Cards: 7.5%, or Ps.4,343 million decrease, with a 25.89% interest yield, which increased 21 bps.

Interest income from investment in securities increased 29.5%, or Ps.1,431 million, which resulted from the combined effect of an increase of 79.5%, or Ps.208,040 million, in average volume, and a 202 basis points decrease in the average interest rate. Interest income from repurchase agreements decreased 55.4%, or Ps.920 million, which resulted from the decrease of 22.3%, or Ps.17,537 million, in average volume, and a 352 basis points decrease in the average interest rate.

Interest expense

Total average interest-bearing liabilities amounted to Ps.1,278,847 million, increasing 25.0%, or Ps.255,566 million YoY, and were driven by increases of 69.1%, or Ps.129,488 million, in repurchase agreements, 12.2%, or Ps.52,684 million, in demand deposits, 15.2%, or Ps.41,148 million, in term deposits, 60.6%, or Ps.33,098 million, in credit instruments issued, and a 13.6%, or Ps.3,444 million, in subordinated capital notes. These increases were partly offset by a 8.1%, or Ps.4,296 million, decrease in bank and other loans.

Banco Santander México’s interest-bearing liabilities are broken down as follows:

Average liabilities (interest-bearing liabilities)
Breakdown (%)
	3Q19	4Q19	1Q20	2Q20	3Q20
Demand deposits	42.2	37.7	37.3	37.7	37.9
Time deposits	26.5	24.2	24.4	25.4	24.4
Sale and repurchase agreements and securities loans	18.3	26.4	26.9	21.6	24.8
Bank and other loans	5.2	4.7	4.6	6.3	3.8
Credit instruments issued	5.3	4.8	4.5	6.6	6.9
Subordinated capital notes	2.5	2.2	2.3	2.4	2.2
Total	100.0	100.0	100.0	100.0	100.0

Banco Santander México’s interest expense consists mainly of interest paid on customer deposits and repurchase agreements, which in 3Q20 amounted to Ps.5,630 million and Ps.3,215 million, respectively, accounting for 49.3% and 28.2% of interest expenses. The remaining Ps.2,569 million was paid as follows: 11.6% on credit instruments issued, 6.9% on bank and other loans, and 4.0% on subordinated debentures.

Interest expense for 3Q20 decreased 17.7% YoY, or Ps.2,462 million, to Ps.11,414 million, mainly driven by lower interest expenses on term deposits, demand deposits, bank and other loans and repurchase agreements.

The average interest rate on interest-bearing liabilities decreased 182 basis points to 3.49% in 3Q20. For 3Q20, the average interest rate on the main sources of funding decreased YoY as follows:

▪	329 basis points in repurchase agreements, at an average interest rate paid of 3.97%;

▪	239 basis points in term deposits, at an average interest rate paid of 4.39%;

▪	175 basis points in bank and other loans, at an average interest rate paid of 6.35%;

▪	127 basis points in demand deposits, at an average interest rate paid of 1.72%;

▪	49 basis points in credit instruments issued, at an average interest rate paid of 5.91%; and

▪	4 basis points in subordinated debentures, at an average interest rate paid of 6.19%.

Earnings Release | 3Q 2020
Banco Santander México	16

Interest expense
Million pesos	3Q20			3Q19			Var YoY
	Average Balance	Interest	Yield (%)	Average Balance	Interest	Yield (%)	Average Balance	Interest (%)	Yield (bps)
Demand deposits	484,210	2,123	1.72	431,526	3,299	2.99	12.2	(35.6)	(127)
Time deposits	312,516	3,507	4.39	271,368	4,704	6.78	15.2	(25.4)	(239)
Credit instruments issued	87,706	1,324	5.91	54,608	893	6.40	60.6	48.3	(49)
Bank and other loans	48,759	791	6.35	53,055	1,098	8.10	(8.1)	(28.0)	(175)
Subordinated capital notes	28,701	454	6.19	25,257	402	6.23	13.6	12.9	(4)
Sale and repurchase agreements and securities loans	316,955	3,215	3.97	187,467	3,480	7.26	69.1	(7.6)	(329)
Interest expense	1,278,847	11,414	3.49	1,023,281	13,876	5.31	25.0	(17.7)	(182)

Increases in retail deposits continue to reflect the Bank’s focus on driving profitability in its deposit base. The average balance of term deposits expanded 15.2% YoY, while the average balance of demand deposits increased 12.2% YoY. Interest paid on demand deposits decreased 35.6% YoY, and interest paid on term deposits decreased 25.4% YoY.

Provisions for loan losses and asset quality

During 3Q20, provisions for loan losses amounted to Ps.4,596 million, which represented an increase of 2.6%, or Ps.118 million, YoY, and a decrease of 45.0%, or Ps.3,754 million, on a sequential basis. The sequential decrease is principally due to a special charge of loan loss provisions (Ps.3,915 million) during 2Q20, in light of the deterioration of the economic environment and in preparation for future losses resulting from the pandemic. As the Bank’s retail and SME customers remained current with their payments after the grace period ended, and given the solid performance of the portfolio not in holiday payments, our provisions level normalized in the third quarter.

Earnings Release | 3Q 2020
Banco Santander México	17

Loan Loss Reserves
(million pesos)

+2.6%
+36.7%
-45.0%
4,478
4,862
5,165
8,350
4,596
13,250
18,111
2.62%
2.60%
2.65%
3.14%
3.13%
2.62%
3.13%
3Q19
4Q19
1Q20
2Q20
3Q20
9M19
9M20
Cost of risk[1]

Loan Loss Reserves
Million pesos				% Variation				% Variation
	3Q20	2Q20	3Q19	QoQ	YoY	9M20	9M19	YoY
Commercial	830	2,561[1]	1,208	(67.6)	(31.3)	4,174[1]	3,553	17.5
Consumer	3,462	2,571	2,994	34.6	15.6	9,204	9,069	1.5
Mortgages	305	342	276	(10.9)	10.3	1,857	628	195.6
Additional reserves	—	2,876	—	—	—	2,876	—	—
Total	4,596	8,350	4,478	(45.0)	2.6	18,111	13,250	36.7
[1]	Includes prudential provisions of Ps.1,039 million for the operations of the borrowers who have initiated legal processes for restructuring liabilities and for operations with impairment in their recovery expectations, in accordance with Banco Santander México's internal policies and models.

Cost of Risk (%)
				Variation (bps)				Variation (bps)
	3Q20	2Q20	3Q19	QoQ	YoY	9M20	9M19	YoY
Commercial	1.27	1.36	1.10	(9)	17	1.27	1.10	17
Consumer	10.61	10.17	10.65	44	(4)	10.61	10.65	(4)
Mortgages	1.29	1.30	0.90	(1)	39	1.29	0.90	39
Total	3.13	3.14[1]	2.62	(1)	51	3.13[1]	2.62	51
[1]	Includes additional reserves.

Non-performing loans at September 2020 decreased Ps.889 million YoY, or 5.5%, to Ps.15,392 million, and Ps.3,452 million, or 18.3% on a sequential basis. The NPL ratio for September 2020 stood at 2.09%, a 24 basis points reduction from the 2.33% reported in September 2019. Sequentially, the NPL ratio decreased 42 basis points from 2.51% in June 2020.

The YoY decrease in non-performing loans was due to a decrease of 41.8%, or Ps.1,894 million, in consumer loans (including credit cards), partly offset by an increase of 16.8%, or Ps.1,005 million in mortgage loans. In turn, commercial loans remained flat.

The NPL ratio for the mortgage loan portfolio increased 22 basis points YoY and decreased 46 basis points sequentially. Consumer loans NPL ratio (including credit cards) decreased 155 basis point YoY and 183 basis points QoQ. At the same time, commercial loans NPL ratio decreased 8 basis point YoY and 14 basis points sequentially.

Earnings Release | 3Q 2020
Banco Santander México	18

The breakdown of the non-performing loan portfolio is as follows: mortgage loans 45.3%, commercial loans 37.6% and consumer loans (including credit cards) 17.1%.

Non-Performing loan ratio (%)
				Variation (bps)
	Sep-20	Jun-20	Sep-19	QoQ	YoY
Commercial	1.26	1.40	1.34	(14)	(8)

Individuals
Consumer	2.33	4.16	3.88	(183)	(155)
Credit Card	2.69	4.82	4.25	(213)	(156)
Other consumer	2.01	3.55	3.51	(154)	(150)
Mortgages	4.23	4.69	4.01	(46)	22
Total	2.09	2.51	2.33	(42)	(24)

The aforementioned variations in non-performing loans led to an NPL ratio of 2.09% in September 2020, decreasing 24 basis points from 2.33% in September 2019 and 42 basis point compared to the 2.51% reported in June 2020. The decrease in the NPL ratio, was mainly due to the fact that those clients that entered the payment holiday program and have one or two payments due, are still not accounted for as NPLs.

Finally, the coverage ratio for September 2020 stood at 167.94%, increasing from 130.82% in September 2019 and 138.81% in June 2020.

Earnings Release | 3Q 2020
Banco Santander México	19

Commission and fee income, net

Commission and fee income, net
Million pesos				% Variation				% Variation
	3Q20	2Q20	3Q19	QoQ	YoY	9M20	9M19	20/19
Commission and fee income
Debit and credit card	1,860	1,983	2,447	(6.2)	(24.0)	6,119	7,070	(13.5)
Account management	659	641	619	2.8	6.5	1,948	1,791	8.8
Collection services	490	508	482	(3.5)	1.7	1,594	1,483	7.5
Investment funds	407	396	400	2.8	1.8	1,197	1,164	2.8
Insurance	1,316	1,369	1,217	(3.9)	8.1	3,916	3,760	4.1
Purchase-sale of securities and money market transactions	234	246	252	(4.9)	(7.1)	729	687	6.1
Checks trading	47	36	59	30.6	(20.3)	136	187	(27.3)
Foreign trade	339	388	308	(12.6)	10.1	1,126	978	15.1
Financial advisory services	125	435	485	(71.3)	(74.2)	996	1,181	(15.7)
Other	182	186	235	(2.2)	(22.6)	594	705	(15.7)
Total	5,659	6,188	6,504	(8.5)	(13.0)	18,355	19,006	(3.4)

Commission and fee expense
Debit and credit card	(179)	(820)	(1,052)	(78.2)	(83.0)	(1,994)	(3,038)	(34.4)
Investment funds	(1)	0	(1)	0.0	0.0	(1)	(1)	0.0
Insurance	(24)	(29)	(39)	(17.2)	(38.5)	(85)	(87)	(2.3)
Purchase-sale of securities and money market transactions	(30)	(56)	(84)	(46.4)	(64.3)	(125)	(145)	(13.8)
Checks trading	(10)	(10)	(11)	0.0	(9.1)	(31)	(23)	34.8
Financial advisory services	(1)	(9)	(77)	(88.9)	(98.7)	(11)	(103)	(89.3)
Bank Correspondents	(220)	(173)	(208)	27.2	5.8	(601)	(594)	1.2
Other	(504)	(493)	(452)	2.2	11.5	(1,522)	(1,312)	16.0
Total	(969)	(1,590)	(1,924)	(39.1)	(49.6)	(4,370)	(5,303)	(17.6)

Commission and fee income, net
Debit and credit card	1,681	1,163	1,395	44.5	20.5	4,125	4,032	2.3
Account management	659	641	619	2.8	6.5	1,948	1,791	8.8
Collection services	490	508	482	(3.5)	1.7	1,594	1,483	7.5
Investment funds	406	396	399	2.5	1.8	1,196	1,163	2.8
Insurance	1,292	1,340	1,178	(3.6)	9.7	3,831	3,673	4.3
Purchase-sale of securities and money market transactions	204	190	168	7.4	21.4	604	542	11.4
Checks trading	37	26	48	42.3	(22.9)	105	164	(36.0)
Foreign trade	339	388	308	(12.6)	10.1	1,126	978	15.1
Financial advisory services	124	426	408	(70.9)	(69.6)	985	1,078	(8.6)
Bank Correspondents	(220)	(173)	(208)	27.2	5.8	(601)	(594)	1.2
Other	(322)	(307)	(217)	4.9	48.4	(928)	(607)	52.9

Total	4,690	4,598	4,580	2.0	2.4	13,985	13,703	2.1

In 3Q20, net commission and fee income totaled Ps.4,690 million, increasing 2.4% YoY, or Ps.110 million, and 2.0%, or Ps.92 million, QoQ. On a yearly basis, commission and fee income decreased 13.0%, or Ps.845 million, while commission and fee expense decreased 49.6%, or Ps.955 million.

Earnings Release | 3Q 2020
Banco Santander México	20

The main contributors to net commissions and fees were credit and debit card fees, which accounted for 35.8% of the total, followed by insurance fees, account management and collection services fees, which accounted for 27.5%, 14.1% and 10.4% of total commissions and fees, respectively.

Net commissions and fees
Breakdown (%)
	3Q20	2Q20	3Q19	9M20	9M19
Credit cards	35.8	25.3	30.5	29.5	29.4
Insurance	27.5	29.1	25.7	27.4	26.8
Account management	14.1	13.9	13.5	13.9	13.1
Collection services	10.5	11.1	10.5	11.4	10.8
Investment funds	8.7	8.6	8.7	8.6	8.5
Foreign trade	7.3	8.5	6.7	8.1	7.1
Purchase-sale of securities and money market transactions	4.3	4.1	3.7	4.3	4.0
Financial advisory services	2.6	9.3	8.9	7.0	7.9
Checks trading	0.8	0.6	1.0	0.8	1.2
Bank correspondents	(4.7)	(3.8)	(4.5)	(4.3)	(4.3)
Other	(6.9)	(6.7)	(4.7)	(6.7)	(4.5)

Total	100.0	100.0	100.0	100.0	100.0

Net commissions and fees up 2.4% YoY in 3Q20, mostly as a result of the following increases:

i)	20.5%, or Ps.286 million, in debit and credit card fees, due to a sequential pickup in credit card transactions and a commercial agreement with one of the Bank’s credit card partners which generated an extraordinary income in September; and

ii)	9.7%, or Ps.114 million, in insurance fees, driven by strong origination in credit cards and mortgage loans.

These positive contributions to net commissions and fees were partly offset by the following decrease:

i)	69.6%, or Ps.284 million, in financial advisory services, due to stalled market activity in investment banking transactions across the industry.

On a cumulative basis, net commissions and fees amounted Ps.13,985 million in 9M20, reflecting a YoY increase of 2.1%, or Ps.282 million. Commission and fee income decreased 3.4%, while commission and fee expense decreased 17.6%.

Net gain (loss) on financial assets and liabilities

Net gain (loss) on financial assets and liabilities
Million pesos				% Variation				% Variation
	3Q20	2Q20	3Q19	QoQ	YoY	9M20	9M19	20/19
Valuation
Foreign exchange	(1,932)	3,871	59	(149.9)	(3,374.6)	(1,533)	(47)	3,161.7
Derivatives	(1,510)	(3,701)	1,163	(59.2)	(229.8)	(3,071)	4,020	(176.4)
Equity securities	64	942	13	(93.2)	392.3	85	36	136.1
Debt instruments	(585)	6,307	610	(109.3)	(195.9)	6,276	1,594	293.7
Valuation result	(3,963)	7,419	1,845	(153.4)	(314.8)	1,757	5,603	(68.6)

Purchase / sale of securities
Foreign exchange	3,507	(3,464)	156	201.2	2,148.1	1,487	586	153.8
Derivatives	1,162	(449)	(1,261)	358.8	192.1	1,208	(5,329)	122.7
Equity securities	(527)	(94)	491	(460.6)	(207.3)	(422)	988	(142.7)
Debt instruments	1,113	(129)	(130)	962.8	956.2	1,428	149	858.4
Purchase -sale result	5,255	(4,136)	(744)	227.1	806.3	3,701	(3,606)	202.6

Total	1,292	3,283	1,101	(60.6)	17.3	5,458	1,997	173.3

Earnings Release | 3Q 2020
Banco Santander México	21

In 3Q20, Banco Santander México reported a Ps.1,292 million net gain from financial assets and liabilities, which compares with a gain of Ps.1,101 million in 3Q19 and a gain of Ps.3,283 million in 2Q20.

The Ps.1,292 million net gain from financial assets and liabilities in the quarter is mostly a result of:

i)	A Ps.5,255 million purchase-sale loss related to gains of Ps.3,507 million, Ps.1,162 million and Ps.1,113 million in foreign exchange, derivative instruments and debt instruments, respectively. These gains were partly offset by a loss of Ps.527 million in equity securities; and

ii)	A Ps.3,963 million valuation loss, which resulted from losses of Ps.1,932 million, Ps.1,510 million and Ps.585 million in foreign exchange, derivatives and debt instruments, respectively. These losses were partly offset by an increase of Ps.64 million in equity securities.

On a cumulative basis, net gain from financial assets and liabilities for 9M20, reached Ps.5,458 million, representing an increase of Ps.3,461 million YoY.

Other operating expense

Other operating expense
Million pesos				% Variation				% Variation
	3Q20	2Q20	3Q19	QoQ	YoY	9M20	9M19	20/19

Cancellation of liabilities and reserves	13	105	122	(87.6)	(89.3)	214	229	(6.6)
Interest on personnel loans	56	67	74	(16.4)	(24.3)	196	219	(10.5)
Allowance for losses on foreclosed assets	(13)	(8)	(17)	62.5	(23.5)	(26)	(75)	(65.3)
Profit from sale of foreclosed assets	28	21	26	33.3	7.7	324	100	224.0
Technical advisory and technology services	12	39	39	(69.2)	(69.2)	72	72	0.0
Portfolio recovery legal expenses and costs	(196)	(206)	(268)	(4.9)	(26.9)	(524)	(769)	(31.9)
Premiums paid on guarantees for SMEs loans portfolio	(168)	(235)	(281)	(28.5)	(40.2)	(701)	(662)	5.9
Write-offs and bankruptcies	(201)	(124)	(285)	62.1	(29.5)	(561)	(758)	(26.0)
Provision for legal and tax contingencies	(43)	(77)	(28)	(44.2)	53.6	(211)	(187)	12.8
Others	103	186	36	(44.6)	186.1	364	258	41.1

Total	(409)	(232)	(582)	76.3	(29.7)	(853)	(1,573)	(45.8)

Other operating expenses in 3Q20 totaled Ps.409 million, down from Ps.582 million in 3Q19 and up from Ps.232 million in 2Q20.

The 29.7%, or Ps.173 million, YoY decrease, in other operating expenses in 3Q20 was mainly driven by lower premiums paid on guarantees for SMEs loan portfolio of 40.2%, or Ps.113 million and lower write-offs of 29.5%, or Ps.84 million. On a sequential basis, the 76.3%, or Ps.177 million increase, was mainly driven by lower cancellation of liabilities and reserves of 87.6%, or Ps. 92 million, and a decrease in other operating expenses of 44.6%, or Ps.83 million.

On a cumulative basis, other operating expenses for 9M20, reached Ps.853 million, representing a 45.8%, or Ps.720 million YoY decrease.

Earnings Release | 3Q 2020
Banco Santander México	22

Administrative and promotional expenses

Administrative and promotional expenses consist of personnel costs, such as payroll and benefits, promotion and advertising expenses, and other general expenses. Personnel expenses consist mainly of salaries, social security contributions, bonuses and a long-term incentive plan for the Bank’s executives. Other general expenses are mainly related to technology and systems, administrative services - mainly outsourced in the areas of information technology - taxes and duties, professional fees, contributions to IPAB, rental of properties and hardware, advertising and communication, surveillance and cash courier services, and expenses related to maintenance, conservation and repair, among others.

Administrative and promotional expenses
Million pesos				% Variation				% Variation
	3Q20	2Q20	3Q19	QoQ	YoY	9M20	9M19	20/19
Salaries and employee benefits	3,762	3,555	4,012	5.8	(6.2)	11,239	11,855	(5.2)
Credit card operation	55	57	72	(3.5)	(23.6)	161	239	(32.6)
Professional fees	327	245	279	33.5	17.2	734	449	63.5
Leasehold	633	659	585	(3.9)	8.2	1,942	1,802	7.8
Promotional and advertising expenses	254	205	215	23.9	18.1	674	682	(1.2)
Taxes and duties	464	494	501	(6.1)	(7.4)	1,657	1,489	11.3
Technology services (IT)	1,454	1,181	1,115	23.1	30.4	3,660	2,862	27.9
Depreciation and amortization	1,090	993	868	9.8	25.6	3,098	2,694	15.0
Contributions to IPAB	1,000	1,049	852	(4.7)	17.4	2,883	2,512	14.8
Cash protection	411	227	253	81.1	62.5	998	899	11.0
Others	979	934	1,031	4.8	(5.0)	2,767	3,038	(8.9)

Total	10,429	9,599	9,783	8.6	6.6	29,813	28,521	4.5

Banco Santander México’s administrative and promotional expenses are broken down as follows:

Administrative and promotional expenses
Breakdown (%)
	3Q20	2Q20	3Q19	9M20	9M19
Personnel	36.1	37.0	41.0	37.7	41.6
Technology services (IT)	13.9	12.3	11.4	12.3	10.0
Depreciation and amortization	10.5	10.3	8.9	10.4	9.4
IPAB	9.6	10.9	8.7	9.7	8.8
Others	9.4	9.7	10.5	9.3	10.7
Leasehold	6.1	6.9	6.0	6.5	6.3
Taxes and duties	4.5	5.2	5.1	5.6	5.2
Cash protection	3.9	2.4	2.6	3.3	3.2
Professional fees	3.1	2.6	2.9	2.5	1.6
Promotional and advertising expenses	2.4	2.1	2.2	2.3	2.4
Credit card operation	0.5	0.6	0.7	0.4	0.8
Total	100.0	100.0	100.0	100.0	100.0

Earnings Release | 3Q 2020
Banco Santander México	23

Administrative and promotional expenses in 3Q20 totaled Ps.10,429 million, compared to Ps.9,783 million in 3Q19 and Ps.9,599 million in 2Q20, increasing 6.6% YoY and 8.6% QoQ, reflecting higher IT expenses and the amortization and depreciation charges of the Bank’s strategic initiatives.

The 6.6%, or Ps.646 million, YoY increase in administrative and promotional expenses was mainly due to the following increases:

i)	30.4%, or Ps.339 million, in technology services;

ii)	25.6%, or Ps.222 million, in depreciation and amortization;

iii)	62.5%, or Ps.158 million, in cash protection; and

iv)	17.4%, or Ps.148 million, in contributions to IPAB.

These increases were partly offset by the following decrease:

i)	6.2%, or Ps.250 million, in salaries and employee benefits, due to the Bank’s efforts to control personnel costs, including reserves for variable compensation.

The efficiency ratio for the quarter increased 303 basis points YoY and 743 basis points QoQ to 48.14%.

The recurrence ratio for 3Q20 was 44.97%, down from 46.82% in 3Q19 and lower than the 47.90% reported in 2Q20.

On a cumulative basis, administrative and promotional expenses in 9M20 amounted Ps.29,813 million, reflecting an increase of 4.5%, or Ps.1,292 million. The efficiency ratio for 9M20 decreased 58 basis points YoY from 44.74% in 9M19 to 44.16% in 9M20.

Efficiency[1]

+303bps
-58bps
45.11%
47.21%
43.95%
40.71%
48.14%
+743bps
44.74%
44.16%
3Q19
4Q19
1Q20
2Q20
3Q20
9M19
9M20

Profit before taxes

Profit before taxes in 3Q20 was Ps.6,697 million, reflecting a decrease of 9.8%, or Ps.730 million, YoY, and an increase of 18.2%, or Ps.1,031 million, QoQ.

On a cumulative basis, profit before taxes for 9M20 amounted Ps.19,681 million, reflecting a YoY decrease of 10.5%, or Ps.2,301 million.

Income taxes

In 3Q20, Banco Santander México reported a tax expense of Ps.1,667 million compared to Ps.1,910 million in 3Q19 and Ps.1,436 million in 2Q20. The effective tax rate for the quarter was 24.89%, compared to 25.72% reported in 3Q19 and 25.34% in 2Q20.

Earnings Release | 3Q 2020
Banco Santander México	24

On a cumulative basis, the effective tax rate for 9M20 stood at 25.44%, 12 basis points higher than the 25.32% for 9M19.

Capitalization and liquidity

Capitalization
Million pesos	Sep-20	Jun-20	Sep-19
CET1	100,880	96,915	94,694
Tier 1	111,944	108,451	104,548
Tier 2	29,324	30,507	25,610
Total Capital	141,268	138,958	130,158

Risk-weighted assets
Credit risk	537,037	545,833	547,900
Credit, market and operational risk	823,055	832,610	770,777

Credit risk ratios:
CET1 (%)	18.78	17.76	17.28
Tier 1 (%)	20.85	19.87	19.08
Tier 2 (%)	5.46	5.59	4.67
Capitalization ratio (%)	26.31	25.46	23.76

Total capital ratios:
CET1 (%)	12.26	11.64	12.29
Tier 1 (%)	13.60	13.03	13.56
Tier 2 (%)	3.56	3.66	3.32
Capitalization ratio (%)	17.16	16.69	16.89

Banco Santander México’s capital ratio at September 2020 was 17.16%, compared to 16.89% and 16.69% at September 2019 and Junes 2020, respectively. The 17.16% capital ratio was comprised of 12.26% of fundamental capital (CET1), 1.34% of additional capital (AT1), and 3.56% of complementary capital (Tier 2).

As of August 2020, Banco Santander México was classified in Category 1, in accordance with Article 134 Bis of the Mexican Banking Law, and the Bank remains in this category per the preliminary results dated September 30th, 2020, which is the most recent available analysis.

Liquidity coverage ratio (LCR)

Pursuant to the regulatory requirements of Banxico and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”), the average Liquidity Coverage Ratio (LCR or CCL by its Spanish acronym) for 3Q20 was 275.11%, which compares to 180.25% in 3Q19 and 211.33% in 2Q20. (Please refer to note 24 of this report).

Leverage ratio

In accordance with CNBV regulatory requirements, effective June 14, 2016, the leverage ratio was 6.82% for September 2020, 6.53% for June 2020, 6.53% for March 2020, 7.02% for December 2019 and 7.64% for September 2019.

This ratio is defined by regulators and is calculated by dividing core capital (according to Article 2 Bis 6 (CUB)) by adjusted assets (according to Article 1, II (CUB)).

Earnings Release | 3Q 2020
Banco Santander México	25

V. Relevant Events, Transactions and Activities

Relevant Events

General Extraordinary Shareholders’ Meetings

On September 30, 2020 Banco Santander México held its General Extraordinary Shareholders’ Meeting and approved to proceed with the merger with Santander Vivienda, S.A. de C.V., SOFOM, E.R., Grupo Financiero Santander México, as merged company, with Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México as the latter acting as the merging company. The operation is subject to the condition of complying with the requirements established by the Secretaría de Hacienda y Crédito Público in the authorization granted through statement number UBVA/081/2020 to carry out the merger.

Departure of the Vice President of Retail Banking

On September 23, 202, Banco Santander México announced that, as a result of the mobility policy of Grupo Santander, Ángel Rivera Congosto, who arrived to Mexico three years ago as Vice President of Retail Banking, returned to Spain to assume a new role.

Mr. Rivera served as vice president of retail banking of the Bank, which included the areas of business strategy, retail networks, digital and innovation, client strategy and commercial planning. His roles and duties were assumed by experienced executives in these areas who report directly to the executive president and chief executive officer.

Creation of prudential provisions for credit risks

On July 29, 2020, Banco Santander México announced that, it created provisions for credit risks in an amount of Ps.3,915 million in connection with a potential deterioration in the credit quality of its loan portfolio, which the Bank considered it may see reflected in its financial results in the next months as a result of the negative impact on economic activity being generated by the COVID-19 pandemic.

Banco Santander México was designated a Level III Domestic Systemically Important Financial Institution by the Mexican National Banking and Securities Commission for the fifth consecutive year

On July 10, 2020, Banco Santander México was designated a Level III Domestic Systemically Important Financial Institution by the Mexican National Banking and Securities Commission (CNBV), for the fifth consecutive year.

The capital buffer applicable to Banco Santander México remains at 1.20%, in addition to a regulatory capitalization ratio of 10.5%. This capital buffer could be built progressively over a maximum period of four years starting 2016. Banco Santander México had constituted 100% of the capital preservation supplement required since its designation as a domestic systemically important bank in that year.

Considering the current capital indicators including the additional capital preservation supplement requirement, Banco Santander México reported a capitalization ratio of 17.16% as of September 30, 2020. Thus, Banco Santander México already complies with this regulatory requirement.

Relevant Transactions

Financing to Grupo Gigante

Banco Santander México participated along with three other banks in a syndicated loan to Grupo Gigante for a total amount of Ps.1,800 million with a nine months term. Banco Santander México's participation was for an amount of Ps.470 million.

Banco Santander México reaffirms its leadership in the standby letters of credit market with the following transactions:

Emission of Standby Letters of Credit for a total amount of $25 million dollars each, for Grupo Carso and Siemens Energy. As well as an Export letters of credit confirmation program for Arcelor Mittal de México for a total amount of $15.89 million.

Earnings Release | 3Q 2020
Banco Santander México	26

VI. Credit Ratings

On July 9, 2020, Fitch Ratings affirmed all Banco Santander México credit ratings (see table below). The Outlook remained Negative. On the same date, Fitch Ratings affirmed Santander Consumo ratings (see table below).

Banco Santander México	Fitch Ratings	Moody’s
Global scale
Foreign currency
Long term	BBB+	Baa1

Short term	F2	P-2

Local currency
Long term	BBB+	Baa1

Short Term	F2	P-2

National scale
Long term	AAA(mex)	Aaa.mx

Short Term	F1+(mex)	Mx-1

Rating viability (VR)	bbb-	N/A

Support	2	N/A

Counterparty risk Assessments (CR)
Long Term	N/A	A3 (cr)

Short Term	N/A	P-2 (cr)

Standalone BCA	N/A	baa2

Standalone Adjusted BCA	N/A	baa1

Outlook	Negative	Negative

International Issuances

Tier 2 Subordinated Capital Notes due 2028	BBB-	Baa3 (hyb)

Long Term Senior Unsecured Global Notes due 2025	BBB+	Baa1

Long Term Senior Unsecured Global Notes due 2022	BBB+	Baa1

Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes (AT1)
Global Scale
Foreign currency
Long term	BB	Ba1 (hyb)
Local currency
Long term	N/A	Ba1(hyb)
National scale
Long term	N/A	A1.mx (hyb)

Earnings Release | 3Q 2020
Banco Santander México	27

Santander Consumo	Fitch Ratings
National Scale
Long term	AAA (mex)

Short Term	F1+ (mex)

Outlook	Stable

Santander Vivienda	HR
National Scale
Long term	HR AAA

Short Term	HR +1

Outlook	Stable

Notes:

▪     BCA = Baseline Credit Assessment

▪     SR = Support Rating

▪     VR = Viability Rating

▪     SCP = Standalone Credit Profile

▪     CR= Counterparty Risk Assessments

N/A = Not applicable

Earnings Release | 3Q 2020
Banco Santander México	28

VII. 3Q20 Earnings Call Dial-In Information

Date:	Thursday, October, 29th, 2020
Time:	10:00 a.m. (MCT); 12:00 p.m. (US ET)
Dial-in Numbers:	1-866-777-2509 US & Canada 1-412-317-5413 International & Mexico
Access Code:	Please ask for Santander México Earnings Call
Pre-Register:	https://dpregister.com/sreg/10149495/dc20f56520
Webcast:	https://services.choruscall.com/links/bsmx201029.html
Replay:	Starting: Thursday, October 29th, 2020 at 2:00 p.m. (US ET)
Ending: Thursday, November 5th, 2020 at 11:59 p.m. (US ET)
ET Dial-in number: 1-877-344-7529 US & Canada; 1-412-317-0088 International & Mexico Access Code: 10149495

VIII. Analyst Coverage

Bank of America Merrill Lynch, Barclays, BBVA, Brasil Plural, BTG Pactual, Citi, Credit Suisse, Goldman Sachs, GBM, HSBC, Invex, Itaú, JP Morgan, Morgan Stanley, Nau Securities, Signum Research, Scotiabank, UBS and Intercam.

https://www.santander.com.mx/ir/cobertura/

Santander México is covered by the above investment banks and research firms. Please note that any opinions, estimates or forecasts regarding the performance of Santander México issued by the research analysts of these firms reflect their own views, and therefore do not represent the opinions, estimates or forecasts of Santander México or its management. Although Santander México may refer to or distribute such statements, this does not imply that Santander México agrees with or endorses any information, conclusions or recommendations included therein.

IX. Definition of Ratios

ROAE: Annualized net income divided by average equity

Efficiency: Annualized administrative and promotional expenses divided by annualized gross operating income (before administrative and promotional expenses and allowances).

Recurrency: Annualized net fees divided by annualized administrative and promotional expenses (net of amortizations and depreciations).

NIM: Financial margin divided by daily average interest earnings assets.

Cost of risk: Annualized provisions for loan losses divided by average loan portfolio

Note:

Annualized figures consider

•	Quarterly ratio = 3Q20*4

•	Average figures are calculated using 3Q19 and 3Q20

Earnings Release | 3Q 2020
Banco Santander México	29

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX; BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of September 30th, 2020, Banco Santander México had total assets of Ps.1,859 billion under Mexican Banking GAAP and more than 18.7 million customers. Headquartered in Mexico City, the Company operates 1,407 branches and offices nationwide and has a total of 20,922 employees.

We, the undersigned under oath to tell the truth declare that, in the area of our corresponding functions, we prepared the information of Banco Santander México contained in this quarterly report, which to the best of our knowledge reasonably reflects its situation.

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The financial information presented in this report has been obtained from the non-audited financial statements prepared in accordance with accounting principles and regulations prescribed by the CNBV applicable to Credit Institution which are subject to the supervision of the CNBV on accounting procedures, published in the Federal Official Gazette on January 31st, 2011. The exchange rate used to convert foreign currency transactions US$ to Mexican pesos is Ps.22.1438

INVESTOR RELATIONS CONTACT

Héctor Chávez Lopez – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

www.santander.com.mx

Earnings Release | 3Q 2020
Banco Santander México	30

LEGAL DISCLAIMER

Banco Santander México cautions that this presentation may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; financing plans; competition; impact of regulation and the interpretation thereof; action to modify or revoke our banking license; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; investment in our information technology platform; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward-looking statements. These factors include, among other things: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de México); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes and tax laws; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowance for impairment losses and other losses; increased default by borrowers; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions; technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations or their interpretation; and certain other risk factors included in our annual report on Form 20-F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance. The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. We undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this presentation because of new information, future events or other factors. In light of the risks and uncertainties described above, the future events and circumstances discussed herein might not occur and are not guarantees of future performance.

Note: The information contained in this presentation is not audited. Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in millions of Mexican pesos, unless otherwise indicated. Historical figures are not adjusted by inflation.

Earnings Release | 3Q 2020
Banco Santander México	31

X. Consolidated Financial Statements

Banco Santander México

▪  Consolidated balance sheet

▪  Consolidated statement income

▪  Consolidated statement of changes in stockholders’ equity

▪  Consolidated statement of cash flows

The information contained in this report and the financial statements of the Bank subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

Earnings Release | 3Q 2020
Banco Santander México	32

Consolidated balance sheet
Million pesos
	2020			2019
	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Assets

Funds available	83,502	85,658	113,427	85,628	66,997	73,192	73,680

Margin accounts	3,876	4,638	4,929	5,152	5,319	3,826	3,521

Investment in securities	552,369	540,938	368,394	360,682	365,999	282,178	241,293
Trading securities	173,679	175,739	116,232	115,455	146,864	94,763	77,513
Securities available for sale	367,422	353,978	241,000	234,136	208,074	176,435	152,878
Securities held to maturity	11,268	11,221	11,162	11,091	11,061	10,980	10,902

Debtors under sale and repurchase agreements	21,813	36,848	66,147	4,154	14,747	67,889	63,768

Derivatives	324,984	385,504	346,921	160,129	182,761	147,088	135,612
Trading purposes	315,071	376,412	334,082	151,892	174,093	139,902	128,162
Hedging purposes	9,913	9,092	12,839	8,237	8,668	7,186	7,450

Valuation adjustment for hedged financial assets	371	421	264	234	253	152	77

Performing loan portfolio
Commercial loans	451,752	472,748	498,956	439,076	426,180	434,438	430,571
Commercial or business activity	360,463	384,891	405,260	351,911	351,698	360,269	351,907
Financial entities loans	11,020	13,083	17,103	16,713	13,713	12,430	15,911
Government entities loans	80,269	74,774	76,593	70,452	60,769	61,739	62,753
Consumer loans	110,421	108,292	111,592	112,663	112,099	110,226	107,959
Mortgage loans	157,765	151,335	148,494	145,660	142,766	140,034	137,820
Medium and residential	145,627	138,919	135,594	132,491	128,996	126,003	123,041
Social interest	8	24	29	32	37	42	49
Credits acquired from INFONAVIT or FOVISSSTE	12,130	12,392	12,871	13,137	13,733	13,989	14,730
Total performing loan portfolio	719,938	732,375	759,042	697,399	681,045	684,698	676,350

Non-performing loan portfolio
Commercial loans	5,783	6,700	5,728	5,553	5,783	5,545	5,423
Commercial or business activity	5,781	6,698	5,728	5,553	5,783	5,545	5,423
Financial entities loans	2	2	0	0	0	0	0
Consumer loans	2,637	4,700	4,319	4,459	4,531	4,469	4,091
Mortgage loans	6,972	7,444	6,720	6,269	5,967	5,617	5,362
Medium and residential	5,516	5,864	5,095	4,751	4,431	4,094	3,978
Social interest	18	5	3	4	5	5	5
Credits acquired from INFONAVIT or FOVISSSTE	1,438	1,575	1,622	1,514	1,531	1,518	1,379
Total non-performing portfolio	15,392	18,844	16,767	16,281	16,281	15,631	14,876
Total loan portfolio	735,330	751,219	775,809	713,680	697,326	700,329	691,226

Allowance for loan losses	(25,850)	(26,157)	(22,664)	(21,494)	(21,299)	(21,345)	(20,836)
Loan portfolio (net)	709,480	725,062	753,145	692,186	676,027	678,984	670,390

Accrued income receivable from securitization transactions	158	155	154	157	80	84	113
Other receivables (net)	119,989	107,968	106,093	64,076	110,974	77,945	79,046
Foreclosed assets (net)	119	136	155	227	231	232	241
Property, furniture and fixtures (net)	10,746	10,185	10,343	10,545	9,715	9,054	8,841
Long-term investment in shares	1,012	913	359	90	90	90	90
Deferred taxes and deferred profit sharing (net)	20,766	21,560	21,849	19,154	18,702	18,901	18,986
Deferred charges, advance payments and intangibles	9,459	9,324	9,991	9,541	8,808	8,536	8,601
Other	40	40	39	39	38	36	35

Total assets	1,858,684	1,929,350	1,802,210	1,411,994	1,460,741	1,368,187	1,304,294

Earnings Release | 3Q 2020
Banco Santander México	33

Consolidated balance sheet
Million pesos
	2020			2019
	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Liabilities

Deposits	862,618	880,490	861,518	745,882	738,723	776,006	750,154
Demand deposits	507,949	506,332	529,554	443,189	437,202	458,126	462,441
Time deposits – general public	199,815	223,703	216,206	186,484	190,925	207,018	193,528
Time deposits – money market	63,483	58,072	63,040	61,132	53,820	54,543	45,175
Credit instruments issued	89,634	90,750	51,178	53,345	55,133	54,718	47,510
Global Account uptake without movements	1,737	1,633	1,540	1,732	1,643	1,601	1,500

Bank and other loans	45,252	73,378	40,595	45,279	51,640	68,089	57,574
Demand loans	2,349	30,459	275	5,922	9,546	22,305	6,792
Short-term loans	18,904	18,972	16,973	15,713	15,239	17,816	22,440
Long-term loans	23,999	23,947	23,347	23,644	26,855	27,968	28,342

Creditors under sale and repurchase agreements	282,666	267,962	234,582	192,835	162,216	84,668	65,455

Securities Lending	0	0	0	0	0	1	0

Collateral sold or pledged as guarantee	14,260	15,411	10,209	8,923	30,611	21,211	24,006
Repurchase	748	999	2,392	644	9	118	912
Securities loans	13,512	14,412	7,817	8,279	30,602	21,093	23,094

Derivatives	332,882	399,025	361,310	152,422	176,569	144,866	134,917
Trading purposes	308,571	371,702	336,580	144,914	168,014	136,778	127,854
Hedging purposes	24,311	27,323	24,730	7,508	8,555	8,088	7,063

Valuation adjustment of financial liabilities hedging	2	4	3	5	14	(12)	(19)

Other payables	129,664	104,481	110,432	93,398	125,472	104,255	104,521
Income taxes payable	0	0	0	224	111	22	29
Employee profit sharing payable	279	226	424	345	273	184	395
Creditors from settlement of transactions	57,490	38,272	44,548	36,356	65,724	41,499	41,122
Payable for margin accounts	27	109	627	407	1	532	69
Payable for cash collateral received	24,917	26,471	23,230	16,759	16,208	22,924	28,378
Sundry creditors and other payables	46,951	39,403	41,603	39,307	43,155	39,094	34,528

Subordinated credit notes	39,814	41,957	42,218	34,267	35,464	34,886	34,819

Deferred revenues and other advances	51	106	302	288	332	388	501

Total liabilities	1,707,209	1,782,814	1,661,169	1,273,299	1,321,041	1,234,358	1,171,928

Paid-in capital	35,030	34,977	34,917	34,908	34,859	34,961	34,908
Capital stock	29,799	29,799	29,799	29,799	29,799	29,799	29,799
Share premium	5,231	5,178	5,118	5,109	5,060	5,162	5,109

Other capital	116,445	111,559	106,124	103,787	104,841	98,868	97,458
Capital reserves	25,446	25,446	23,845	23,845	23,845	23,845	22,315
Retained earnings	76,837	77,013	78,802	57,617	63,217	63,365	69,885
Result from valuation of available for sale securities, net	1,276	1,516	(467)	2,177	1,311	667	(145)
Result from valuation of cash flow hedge instruments, net	(820)	(1,104)	(527)	(249)	(261)	(221)	(155)
Cumulative effect of conversion	9	9	9	9	9	9	9
Adjustment employees pension fund	(1,009)	(1,001)	(995)	(986)	261	272	226
Net income	14,674	9,644	5,414	21,332	16,416	10,899	5,291
Non-controlling interest	32	36	43	42	43	32	32
Total stockholders´ equity	151,475	146,536	141,041	138,695	139,700	133,829	132,366

Total liabilities and stockholders´ equity	1,858,684	1,929,350	1,802,210	1,411,994	1,460,741	1,368,187	1,304,294

Earnings Release | 3Q 2020
Banco Santander México	34

Consolidated balance sheet
Million pesos
	2020			2019
	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Memorandum accounts

Contingent assets and liabilities	43	60	60	58	50	46	46
Credit commitments	233,900	241,991	239,348	216,574	232,458	214,277	231,994
Assets in trust or under mandate	202,538	203,887	182,285	185,620	187,586	179,341	177,672
Trusts	201,809	203,288	181,595	184,868	186,678	177,240	175,516
Mandates	729	599	690	752	908	2,101	2,156
Assets in custody or under administration	1,719,914	1,736,409	1,683,347	1,597,771	2,147,758	2,058,218	2,124,474
Collateral received	88,352	90,306	112,071	95,259	97,706	141,731	208,248
Collateral received and sold or pledged as guarantee	47,932	33,734	35,501	77,824	46,861	49,536	118,896
Investment banking transactions for third parties (net)	152,800	100,690	172,343	176,736	170,777	111,475	66,018
Uncollected interest earned on past due loan portfolio	776	890	879	818	854	859	803
Other record accounts	1,765,791	1,789,945	1,891,589	1,698,449	1,730,053	1,686,189	1,696,042
	4,212,046	4,197,912	4,317,423	4,049,109	4,614,103	4,441,672	4,624,193

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Consolidated statement of income
Million pesos
	2020				2019
	9M	3Q	2Q	1Q	9M	4Q	3Q	2Q	1Q
Interest income	87,733	27,503	29,383	30,847	91,794	31,544	30,465	30,556	30,773
Interest expense	(38,817)	(11,414)	(13,452)	(13,951)	(42,168)	(14,817)	(13,876)	(13,968)	(14,324)
Net interest income	48,916	16,089	15,931	16,896	49,626	16,727	16,589	16,588	16,449

Provisions for loan losses	(18,111)	(4,596)	(8,350)	(5,165)	(13,250)	(4,862)	(4,478)	(4,454)	(4,318)
Net interest income after provisions for loan losses	30,805	11,493	7,581	11,731	36,376	11,865	12,111	12,134	12,131

Commission and fee income	18,355	5,659	6,188	6,508	19,006	6,250	6,504	6,486	6,016
Commission and fee expense	(4,370)	(969)	(1,590)	(1,811)	(5,303)	(1,925)	(1,924)	(1,789)	(1,590)
Net gain (loss) on financial assets and liabilities	5,458	1,292	3,283	883	1,997	1,461	1,101	564	332
Other operating income	(853)	(409)	(232)	(212)	(1,573)	(601)	(582)	(440)	(551)
Administrative and promotional expenses	(29,813)	(10,429)	(9,599)	(9,785)	(28,521)	(10,344)	(9,783)	(9,482)	(9,256)
Operating income	19,582	6,637	5,631	7,314	21,982	6,706	7,427	7,473	7,082

Equity in results of associated companies	99	60	35	4	0	0	0	0	0

Operating income before income taxes	19,681	6,697	5,666	7,318	21,982	6,706	7,427	7,473	7,082

Current income taxes	(6,431)	(1,364)	(2,023)	(3,044)	(4,991)	(2,108)	(1,958)	(1,782)	(1,251)
Deferred income taxes (net)	1,424	(303)	587	1,140	(575)	318	48	(83)	(540)
Net income	14,674	5,030	4,230	5,414	16,416	4,916	5,517	5,608	5,291

Earnings Release | 3Q 2020
Banco Santander México	35

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 3Q 2020
Banco Santander México	36

Consolidated statement of changes in stockholders’ equity
From January 1st to September 30th, 2020
Million pesos
	Paid-in capital		Other capital
CONCEPT	Capital stock	Additional paid-in capital	Capital reserves	Retained earnings	Result from valuation of securities available for sale, net	Result from the valuation of cash flow hedge instruments	Cumulative effect from conversion	Measurement defined benefit employees	Net income	Non-controlling interest	Total stockholders' equity

BALANCE AS OF DECEMBER 31st, 2019	29,799	5,109	23,845	57,617	2,177	(249)	9	(986)	21,332	42	138,695
MOVEMENTS INHERENT TO THE SHAREHOLDERS' DECISIONS
Transfer of prior year's net income			1,601	19,731					(21,332)		0
TOTAL	0	0	1,601	19,731	0	0	0	0	(21,332)	0	0
MOVEMENTS INHERENT TO THE RECOGNITION OF THE COMPREHENSIVE INCOME
Result from valuation of available for sale securities, net					(901)						(901)
Result from valuation of cash flow hedge instruments, net						(571)					(571)
Recognition of share-based payments		169									169
Shares held by treasury		(47)									(47)
Interest on Subordinated debentures Perpetual Non-Preferred Contingent Convertible				(511)							(511)
Employee defined benefit measures								(23)			(23)
Net income									14,674		14,674
Non-controlling interest										(10)	(10)

TOTAL	0	122	0	(511)	(901)	(571)	0	(23)	14,674	(10)	12,780

BALANCE AS OF SEPTEMBER 30th, 2020	29,799	5,231	25,446	76,837	1,276	(820)	9	(1,009)	14,674	32	151,475

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 3Q 2020
Banco Santander México	37

Consolidated statement of cash flows
From January 1st to September 30th, 2020
Million pesos

OPERATING ACTIVITIES
Net income		14,674
Adjustment for line items that do not require cash flows
Result from valuation associated with operating activities	(5,743)
Equity in income of associated companies	(99)
Depreciation of property, furniture and fixtures	1,279
Amortizations of intangible assets	1,821
Recognition of share-based payments	169
Current and deferred income taxes	5,007
Provisions	246
Amortizations of debt issuance expenses	13	2,693
		17,367
OPERATING ACTIVITIES
Margin accounts		1,276
Investment in securities		(184,709)
Debtors under sale and repurchase agreements		(17,659)
Derivatives-asset		(164,655)
Loan portfolio-net		(16,053)
Accrued income receivable from securitization transactions		(1)
Foreclosed assets		108
Other operating assets		(61,228)
Deposits		114,956
Bank and other loans		(26)
Creditors under sale and repurchase agreements		89,831
Collateral sold or pledged as guarantee		5,336
Derivatives-liability		171,679
Other operating liabilities		35,506
Payments of income taxes		(2,698)
Net cash provided by (used in) operating activities		(28,337)

INVESTING ACTIVITIES
Proceeds from disposal of property, furniture and fixtures		1
Payments for acquisition of property, furniture and fixtures		(653)
Payments for acquisition of intangible assets		(973)
Payments for acquisition of mortgage business		(784)

Net cash provided by (used in) investing activities		(2,409)

FINANCING ACTIVITIES
Payments associated with subordinated capital notes		(511)
Payments from associated for purchase of treasury shares		(48)

Net cash used in financing activities		(559)

Net Cash decrease		(13,938)

Adjustment to cash flows for changes in exchange rate		11,812

Funds available at the beginning of the year		85,628

Funds available at the end of the year		83,502

Earnings Release | 3Q 2020
Banco Santander México	38

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by:

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 3Q 2020
Banco Santander México	39

XI. Notes to Consolidated Financial Statements

▪  Special accounting criteria

▪  Significant accounting policies

▪  Earnings per share

▪  Consolidated balance sheet and consolidated income statement by segment

▪  Annex 1. Loan portfolio rating

▪  Annex 2. Financial ratios according to CNBV

▪  Notes to consolidated financial statements

The information contained in this report and the financial statements of the Bank subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

Earnings Release | 3Q 2020
Banco Santander México	40

Special accounting criteria

The Association of Banks of Mexico (ABM) determined to support the clients of the country's Credit Institutions by issuing various programs due to the pandemic caused by the virus SARS-CoV-2 (COVID-19). However, in order to implement these programs (support programs), it was necessary to request the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV” by its Spanish acronym) to issue various regulatory facilities in the area of accounting registration, loan portfolio classification, regulatory capital, as well as for the report to the Credit Information Societies (SIC’s by its Spanish acronym).

As a result, on March 26, 2020, the CNBV in cooperation with the Ministry of Finance and Public Credit (SHCP by its Spanish acronym) issued various special temporary accounting measures (Special Accounting Criteria) regarding loans granted to clients in order to guarantee the stability of the Financial System in Mexico in the face of the COVID-19 pandemic. Subsequently, on April 15, 2020, the CNBV issued a series of details and modifications that complement the Special Accounting Criteria.

Banco Santander México implemented various support programs for its clients, which include the partial or total deferment of principal and/or interest payments for 4 months, without interest charges, with respect to the entire amount demanded from borrowers, including accessories. Banco Santander México applied, in accordance with the established requirements, the Special Accounting Criteria on loans granted to clients who decided to join the support programs.

The Special Accounting Criteria apply to mortgage loans with guarantee, revolving and non-revolving loans directed at individuals, such as: automotive loan, personal loans, payroll loan, credit card and microcredit; as well as for commercial loans directed to legal entities or individuals with business activity in its different modalities, including agricultural loans, as long as the loan is classified as a current loan portfolio as of February 28, 2020. In the case of individual or group microcredits, the Special Accounting Criteria may be applied to operations classified as a current loan portfolio as of March 31, 2020.

The Special Accounting Criteria are applicable as long as the benefits are implemented by Banco Santander México no later than 120 days after the aforementioned dates, as follows:

•	Those loans with one-time payment of principal at maturity and periodic payments of interest, as well as loans with one-time payment of principal and interest at maturity, that are renewed or restructured will not be considered as past due loans. To this end, it is required that the new expiration term, which in its case be granted to the borrower, be no more than six months from the date on which it has expired.

•	Loans with periodic payments of principal and interest, which are subject to restructuring or renewal, may be considered as a current loan portfolio at the time said act is carried out, without the requirements established in Accounting Criterion B-6 being applicable to them "Loan portfolio” issued by the CNBV applicable to the case of merit. The foregoing, subject, among other things, to the fact that the new expiration period, which in its case is granted to the borrower, is not more than six months from the date on which it has expired.

•	The loans that from the beginning are stipulated to be revolving, which are restructured or renewed within 120 calendar days following February 28, 2020, will not be considered as past due loans in terms of the aforementioned Accounting Criterion B -6 "Loan portfolio". The aforementioned benefit may not exceed six months from the date on which they have expired.

•	In the agricultural loans and rural sectors, the new maturity term that, where appropriate, is granted to the borrowers due to the application of the Special Accounting Criteria may not be longer than 18 months, according to agricultural production and marketing cycles.

The aforementioned loans are not considered as restructured nor are they reported as past due loans to the SICs

In the event that the restructuring or renewals include deductions, waivers, bonuses, or discounts on the loan balance that result in lower payments for customers, as a mechanism to strengthen the liquidity, the constitution of the allowance for loan losses, related to the granting of deductions, waivers, bonuses and discounts to customers.

When documenting the new loan conditions, if applicable, there must be evidence of the agreement between the parties, which can be accredited by email.

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Regarding to the modifications to the mortgage loans with guarantee, which cannot be updated before a notary public, they will continue to be considered as real guarantees, for the purposes of calculating the provision for loan losses, provided they have been documented by simple contract and, when possible, ratified the signatures before a notary public, obtaining from the borrower most of the documents necessary for the modification of the mortgage, as well as the payment of taxes and duties that may be applicable. The foregoing, with the understanding that extensions of amounts will not be considered.

Those modifications to the original conditions of the loan, in which the risk profiles of the borrower are adjusted, and do not imply a total or partial deferral of principal and / or interests and that do not imply restructuring that show compliance with payment for the total amount due of principal and interests, will not be considered as restructuring, as long as:

•	These are loans registered as current portfolio as of February 28, 2020.

•	The contractual procedures for renewal or restructuring end no later than 120 calendar days after the date indicated above (June 2020).

•	It is established in said modifications that they will only be applicable for a period that cannot exceed 6 months, with credit institutions being required to maintain the risk profiles originally established for each loan, in accordance with their policies and procedures.

In applying the Special Accounting Criteria, credit institutions must adhere to the following conditions:

-	Not to make contractual modifications that explicitly or implicitly consider the capitalization of interests, nor the collection of any type of commission derived from the restructuring.

-	In the case of revolving loans addressed to natural persons, credit lines previously authorized or agreed to as of February 28, 2020 should not be restricted or decreased by more than fifty percent of the unused portion of said lines, or canceled.

-	In the case of loans to legal entities, credit lines previously authorized or agreed to as of February 28, 2020 should not be restricted or reduced, including the unused part of said lines, or canceled.

-	Do not request additional guarantees or their substitution in the case of restructuring.

For the purpose of applying the regulatory facilities described above, credit institutions must deliver to the CNBV, the general conditions of the support programs granted to clients, as well as a detailed report on the loans, where the conditions are disaggregated original loan and benefits granted with the Special Accounting Criteria, within ten business days following the end of each month, beginning in March 2020 with the documentation process of the benefits granted.

Additionally, credit institutions must disclose in notes to their annual financial statements for the years 2020 and 2021, the effects derived from the application of the Special Accounting Criteria, as well as in any public release of annual financial information for the years 2020. and 2021, and in the information from the first to the fourth quarter of 2020, as well as that corresponding to the first quarter of 2021 as required by the CNBV.

Finally, on June 29, 2020, the CNBV issued a document where it decided to extend until July 31, 2020 the period of the Special Accounting Criteria, as well as to incorporate into the aforementioned facilities those credit operations in force as of March 31, 2020.

Banco Santander México implemented, from April 1, 2020, various support programs in accordance with the Special Accounting Criteria in order to assist clients that have had a negative effect on their economy derived from the pandemic by COVID-19, as follows:

Credit card

The support consists of not demanding the minimum payment for 4 months including principal and interest, this is reflected in the client's account statement, since the minimum payment will be zero during this period. Once the support is requested, it will take effect 24 business hours after the request; applying for and obtaining support does not affect the customer's credit history.

Interest is generated at normal rate and these will not be part of the revolving balance, that is, there is no capitalization of interest. The customer can make payments at any time to the credit card.

It is necessary that the credit card has been in a current situation as of February 28, 2020 and that it has not been issued (formalized) after February 29, 2020. The credit card was disabled 48 hours after the client requested the support, was only enabled for recurring charges (domiciled) that are already registered. Once the support period has ended, the client may re-use the credit card.

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Personal loan and payroll loan

The loan payments were suspended for a period of 4 months and the original term of the loan was extended for an additional 4 months, maintaining the composition of the payment according to the contracted plan. It is necessary that the loan has been in a current loan portfolio as of February 28, 2020 and that it has been disposed of before that date. The customer can make payments during the suspension period.

Automotive loan

The program consists of not requiring the required payment of the loan for the following 4 months, extending the original term of the loan while maintaining the contracted payments. It is necessary that the loan has been valid and contracted as of February 28, 2020, and it must not have been classified as a past due portfolio in the last 3 months.

This benefit was reflected to the client from the next payment, once it was confirmed that the client is eligible for support. The customer can make advance payments at any time.

Mortgage loan

The support consists of suspending the payment of the loan for 4 months. This benefit was reflected to the client from the next payment once it was confirmed that the client is eligible for support. There is no impact on the customer's credit history, nor will collection activities be carried out.

SME loan - Simple

The loan payment was postponed for up to 4 months, both interest and principal, which means that it is not necessary to make the monthly payment during this period. There is no affectation for the client in the credit bureau (SIC’s), which allows him to use this liquidity to solve his immediate needs.

The loan line is extended in the same monthly payments for which payment is postponed.

SME loan - Agile

The support consists of defer the payment of loans for up to 4 months, both interest and principal, without capitalization of interest. This allows the client to use this liquidity to solve immediate needs, since the minimum payment is not required. The loan conditions are maintained, the only thing that changes is the term that increases up to 4 months, without any affectation in the credit bureau (SIC’s).

As of September 30, 2020, Banco Santander México has 602,740 loans registered in its different support programs for an amount of Ps. 181,511 million. These loans are segregated as follows:

	Numbers	Million
	of loans	pesos
Commercial loans
Commercial or business activity	29,806	Ps. 81,867

Consumer loans	514,114	32,862
Mortgage loans
Medium and residential	58,811	66,781
Social interest	9	1
Credits acquired from INFONAVIT or FOVISSSTE	-	-

Total	602,740	Ps. 181,511

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Banco Santander México considers the Accounting Criteria B-6 "Loan Portfolio" issued by the CNBV regarding to the definition and accounting treatment of the current loan portfolio, past due loan portfolio, restructuring and renewals

In the same line, Banco Santander México determined the amounts that would have resulted if the Special Accounting Criteria had not been applied as follows:

•	Established the classification of the loans that would have remained in force, as well as those loans that would have been transferred to the past due portfolio if the Special Accounting Criteria had not been applied when making the change in conditions.

•	For those loans that had been transferred to the past due portfolio, it determined the amount of accrued interest whose accumulation had been suspended, and .

•	Using the current and past due portfolio classification mentioned in the first point and reducing the amount of the interest whose accumulation had been suspended as indicated in the previous point, the probability of default was recalculated taking into account the past due loan classification as part of the calculation process of the preventive estimate for credit risks.

If the Special Accounting Criteria had not been applied, Banco Santander México would have presented the following amounts in the Consolidated Balance Sheet and in the Consolidated Statement of Income as of September 30, 2020:

Consolidated balance sheet
Million pesos
	Special Accounting Criteria	Accounting Criteria B-6
Performing loan portfolio:
Commercial loans
Commercial or business activity	451,752	428,482

Consumer loans	110,421	107,710
Mortgage loans
Medium and residential	145,627	140,212
Social interest	8	8
Credits acquired from INFONAVIT or FOVISSSTE	12,130	12,130

Total performing loan portfolio	719,938	688,542

Non-performing loan portfolio:
Commercial loans
Commercial or business activity	5,783	28,347

Consumer loans	2,637	5,042
Mortgage loans
Medium and residential	5,516	10,699
Social interest	18	18
Credits acquired from INFONAVIT or FOVISSSTE	1,438	1,438

Total non-performing portfolio	15,392	45,544

Total loan portfolio	735,330	734,086

(-) Less:
Allowance for loan losses
Commercial loans
Commercial or business activity	(8,953)	(10,585)

Consumer loans	(12,461)	(12,088)
Mortgage loans
Medium and residential	(4,070)	(3,820)
Social interest	(2)	(2)
Credits acquired from INFONAVIT or FOVISSSTE	(364)	(333)
Total allowance for loan losses	(25,850)	(26,828)

Loan portfolio (net)	709,480	707,258

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Consolidated statement of income
Million pesos
	Special Accounting Criteria	Accounting Criteria B-6

Interest income	87,733	86,489
Of which:
Interest on loan portfolio:
Commercial loans
Commercial or business activity	30,053	29,349
Consumer loans	22,104	21,798
Mortgage loans
Medium and residential	10,033	9,800
Social interest	2	1
Credits acquired from INFONAVIT or FOVISSSTE	1,135	1,135

Total interest income	63,327	62,083

Allowance for loan losses
Commercial loans
Commercial or business activity	(9,883)	(11,516)

Consumer loans	(7,285)	(6,912)
Mortgage loans
Medium and residential	(947)	(665)
Social interest	5	5
Credits acquired from INFONAVIT or FOVISSSTE	-	-

Total allowance for loan losses	(18,110)	(19,088)

Below is the calculation of the capitalization index of Banco Santander México as of September 30, 2020, considering the effect of applying the Special Accounting Criteria, as well as the one that would have been obtained considering Accounting Criteria B-6, “Loan portfolio” issued by the CNBV:

Capitalization index

Special Accounting Criteria	17.16%
Accounting Criteria B-6	16.84%

(32) pb

Note: the information shown above represents consolidated financial information of Banco Santander México as of September 30, 2020. Appendix XII details the information corresponding to its subsidiaries as of the same date

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Constitution of additional estimates derived from the pandemic caused by the virus SARS CoV-2(COVID-19)

Banco Santander México has constituted Ps. 2,899 million additional estimates in advance as of September 30, 2020 with the objective of mitigating possible future requirements of allowance for loan losses, once the support programs are concluded and the enforceability of the corresponding contractual payments is resumed.

This additional estimates were determined based on the probability of an increase in the payment irregularity of the loan portfolio subject to the support programs, returning to the observed averages of expected portfolio losses. Additionally, the possibility of carrying out additional restructures to those provided in the Special Accounting Criteria was considered for the segments with the highest credit risk that requested a first support derived from the COVID-19 pandemic, the foregoing requires constituting additional estimates when these are qualified restructuring as overdue as established in Accounting Criterion B-6 “Credit Portfolio” issued by the CNBV.

In parallel, the allowance for loan losses established as of September 30, 2020 includes estimates for Ps. 1,226 million for the operations of those loans that, being classified as a current loan portfolio, have initiated legal processes to restructure liabilities and for operations with deterioration in their recovery expectations, in accordance with the internal policies and models of Banco Santander México.

Regulatory facilities in relation to loan restructuring and renewal

On September 24, 2020, the CNBV issued certain temporary regulatory facilities in accounting matters (Covid Accounting Facilities) regarding restructures and renewals applicable to loans that meet all of the following conditions:

i)	Have been granted no later than March 31, 2020,

ii)	They are recorded for accounting purposes as a current loan portfolio as of March 31, 2020,

iii)	They have not been entered into with related parties as established in the Credit Institutions Law,

iv)	The payment, no later than January 31, 2021, has been affected by the COVID-19 pandemic, and

v)	Its renewal, restructuring or removal is duly formalized within a period that will expire on January 31, 2021.

It is optional for credit institutions to carry out credit renewals or restructurings applying the Covid Accounting Facilities. In the event that credit institutions choose to apply them, the terms and conditions contained in Official Letter P417 / 2020 of September 24, 2020 issued by the CNBV must be complied with.

Along the same lines, the CNBV issued four temporary regulatory measures in order to encourage and allow credit institutions to restructure the loans of clients that require it. These measures consist of:

•	Compute a lower amount of specific reserves when a restructuring is agreed with the client.

•	Recognition of the specific reserves that are released by the restructuring of a loan as additional reserves

•	Recognize greater regulatory capital by considering additional reserves as part of complementary capital

•	Prudently reduce capital requirements for credit risk.

Additionally, on October 8, 2020, the CNBV issued a couple of scopes to Covid Accounting Facilities and temporary regulatory measures mentioned in the previous paragraphs where it makes certain clarifications to the Official Letter initially issued on September 24, 2020.

Banco Santander México decided not to apply the Covid Accounting Facilities.

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Significant accounting policies

Changes in Accounting Criteria issued by the CNBV

Entry into force of the new accounting pronouncements:

On December 27, 2017, a Resolution was published in the Official Gazette of the Federation (DOF by its Spanish acronym) that modifies to the Accounting Criteria issued by the Commission, in order to incorporate certain Mexican Financial Reporting Standards (MFRS) issued by the Mexican Financial Reporting Standards Board (CINIF by its acronym in Spanish) to the accounting criteria applicable to credit institutions.

Subsequently, on November 15, 2018, an amending Resolution was published to the Resolution mentioned in the previous paragraph in order to extend the term of its application to January 1, 2020 so that credit institutions were able to adjust their credit systems accounting information. On November 4, 2019, the Commission announced, through the DOF, the decision to extend the entry into force of that Resolution to January 1, 2021.

In the same way, on March 13, 2020, the Commission published a Resolution that modifies the Accounting Criteria applicable to credit institutions, the update was made to be consistent with Mexican Financial Reporting Standards and International Financial Reporting Standards, which will allow institutions having transparent and comparable financial information with other countries. The entry into force of this Resolution was on January 1, 2021.

Finally, on April 8, 2020, the Commission decided to postpone until January 1, 2022 its entry into force due to the contingency SARS CoV-2 (COVID -19).

The Bank is analyzing the effects that these modifications to the accounting criteria applicable to credit institutions will have on its financial information.

Changes in the MFRS

Improvements to MFRS 2020

As from January 1, 2020, the Bank adopted the following Improvements to the MFRS, which were issued by the CINIF. These Improvements to the MFRS did not have a significant impact on the financial information presented by the Bank.

MFRS B-1, Accounting Changes and Error Corrections

MFRS B-1 establishes the retrospective application in the recognition of accounting changes, error corrections and reclassifications. However, the CINIF considered it convenient to introduce the concept of partial retrospective application, in order to give practical sense to the recognition of certain accounting changes derived from modifications to the MFRS or the incorporation of new MFRS. The CINIF will evaluate in each case, when it is possible to apply this practical solution and it will be established in each MFRS.

MFRS B-8, Consolidated or combined financial statements

Presentation of the goodwill of subsidiaries in unconsolidated financial statements

MFRS B-8 establishes the possibility for a controlling entity to present unconsolidated financial statements. In the financial statements, the interests in subsidiaries must be presented as permanent investments valued based on the equity method, for which the provisions of MFRS C-7, Investments in associates, joint ventures and permanent investments must be observed; however, MFRS B-8 does not clearly mention how the goodwill of the subsidiaries should be presented.

MFRS B-8 is amended to promptly mention the form of presentation of goodwill associated with a subsidiary

MFRS B-11, Disposal of long-lived assets and discontinued operations

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The CINIF amended MFRS B-11 to clarify that a disposal asset is not the same as an asset held for sale; that is, disposal assets include assets: held for sale, to distribute to shareholders, for abandonment and for donation.

Disposal assets classified as non-current in accordance with MFRS B-6, Statement of Financial Position, must be classified as current assets when they meet the criteria to be classified as held for sale in accordance with this MFRS. The assets of an entity that would normally be considered non-current, but that entity since its acquisition has exclusively destined them to be sold, should not be classified as current unless they meet the criteria to be classified as held for disposal in accordance with this MFRS.

MFRS C-2, Investment in financial instruments

MFRS C-2 establishes that an entity may, upon initial recognition of a financial instrument, irrevocably designate it as valued at its fair value with effect on net profit or loss. However, the wording of the MFRS was not clear, so it was modified to make it more precise.

MFRS C-3, Accounts receivable

MFRS C-3 establishes that an entity must recognize an foreclosed asset received in exchange for an account receivable, at the lower of the gross book value of the account receivable and the net realization value of the foreclosed asset. However, in Appendix A of this MFRS it is mentioned that it should be the net book value of the account receivable, so this appendix was adjusted.

MFRS C-16, Impairment of financial instruments receivable

It is considered necessary to make a modification to specify what interest rate will be used in the event of renegotiation of a Financial instruments to collect principal and interest (FICPI). The rate to be used will be the original effective interest rate, which should only be modified due to the effect of the renegotiation costs to be amortized.

MFRS C-19, Financial instruments payable

MFRS C-19 mentions that when a financial instrument has a variable interest rate, the effective interest rate must be periodically recalculated during the life of the instrument; In the application of said criterion, it has been detected that the effects of the recalculation of the effective rate normally do not have effects of relative importance in the amortization of the transaction costs and finally in the book value of the Financial Instruments Payable (FIP), therefore, MFRS C-19 is modified to not require recalculation of the effective interest rate against a variable interest rate that does not produce effects of relative importance.

MFRS C-20, Financial instruments to collect principal and interest

MFRS C-19 and MFRS C-20 mentions that when a financial instrument has a variable interest rate, the effective interest rate must be periodically recalculated for the rest of the instrument's life, in accordance with the change made by the CINIF to the MFRS C-19, the MFRS C-20 is also modified.

MFRS D-2, Costs associated with contracts with customers

In the convergence section with the International Financial Reporting Standards (IFRS or NIIF by its Spanish acronym), within the Introduction section of MFRS D-2, it was mentioned that this MFRS was totally convergent with said international standards; however, a difference was detected, so the CINIF modified MFRS D-2 to mention it.

MFRS D-3, Employee benefits

It establishes the bases to recognize the uncertain tax treatments in the Employees' Statutory Profit Sharing (PTU by its Spanish acronym) both caused and deferred, as well as the disclosure requirements in this regard. The PTU, when determined on the same on the same law and basically on the same basis with which the income tax is determined, could also be based on uncertain tax determinations, established in MFRS D-4 Income Tax as regards to uncertain tax treatments.

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MFRS D-4, Income tax

It indicates the bases to recognize the uncertain tax treatments in the income taxes, both caused and deferred, as well as the disclosure requirements in this regard. It also includes rules for the recognition of income taxes generated by a distribution of dividends.

MFRS D-5, Leases

It incorporates the possibility of using a risk-free rate to discount future lease payments and thus recognize the lease liability of a lessee and restricts the use of the practical solution to prevent important and identifiable non-lease components from include in the measurement of assets for right of use and liabilities for leases.

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Earnings per ordinary share and earnings per diluted share
(Millions of pesos, except shares and earnings per share)

	September 2020			September 2019			September 2018

		shares	Earnings		shares	Earnings		shares	Earnings
	Earnings	-weighted-	per share	Earnings	-weighted-	per share	Earnings	-weighted-	per share

Earnings per share	14,674	6,776,735,033	2.17	16,416	6,774,530,788	2.42	14,994	6,776,856,201	2.21

Treasury stock		10,259,324			12,463,569			10,138,156

Diluted earnings per share	14,674	6,786,994,357	2.16	16,416	6,786,994,357	2.42	14,994	6,786,994,357	2.21

Plus loss / less (profit):

Discontinued operations
Continued fully diluted earnings per share	14,674	6,786,994,357	2.16	16,416	6,786,994,357	2.42	14,994	6,786,994,357	2.21

Balance outstanding shares as of September 30th, 2020	6,776,358,355

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Consolidated Balance Sheet by Segment
Million pesos
	As of September 30, 2020			As of September 30, 2019
	Retail Banking	Corporate & Investment Banking	Corporate Activities	Retail Banking	Corporate & Investment Banking	Corporate Activities
Assets
Funds available	39,186	37,078	7,238	51,139	4,811	11,047
Margin accounts	0	3,876	0	0	5,319	0
Investment in securities	0	172,617	379,752	0	145,487	220,512
Debtors under sale and repurchase agreements	0	21,813	0	0	14,747	0
Derivatives	0	315,071	9,913	0	174,093	8,668
Valuation adjustment for hedged financial assets	0	0	371	0	0	253
Total loan portfolio	610,650	124,680	0	582,482	114,844	0
Allowance for loan losses	(23,036)	(2,814)	0	(18,858)	(2,441)	0
Loan portfolio (net)	587,614	121,866	0	563,624	112,403	0
Accrued income receivable from securitization transactions	0	0	158	0	0	80
Other receivables (net)	200	104,990	14,799	208	87,823	22,943
Foreclosed assets (net)	119	0	0	231	0	0
Property, furniture and fixtures (net)	9,080	1,530	136	8,209	1,384	122
Long-term investment in shares	0	0	1,012	0	0	90
Deferred taxes and deferred profit sharing (net)	0	0	20,766	0	0	18,702
Other assets	1,856	1,431	6,212	1,700	1,333	5,813
Total assets	638,055	780,272	440,357	625,111	547,400	288,230

Liabilities
Deposits	607,813	114,320	50,851	553,360	87,370	42,860
Credit instruments issued	0	3,823	85,811	0	4,979	50,154
Bank and other loans	13,704	2,417	29,131	15,033	419	36,188
Creditors under sale and repurchase agreements	8,752	273,914	0	8,407	153,809	0
Collateral sold or pledged as guarantee	0	14,260	0	0	30,611	0
Derivatives	0	308,571	24,311	0	168,014	8,555
Valuation adjustment of financial liabilities hedging	0	0	2	0	0	14
Other payables	31,247	96,333	2,084	35,365	86,293	3,814
Subordinated credit notes	0	0	39,814	0	0	35,464
Deferred revenues and other advances	51	0	0	332	0	0
Total liabilities	661,567	813,638	232,004	612,497	531,495	177,049
Total stockholders' equity	63,789	33,292	54,394	69,862	26,141	43,697
Total liabilities and stockholders' equity	725,356	846,930	286,398	682,359	557,636	220,746

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Income Statement by Segment
Million pesos
	9M20			9M19
	Retail Banking	Corporate & Investment Banking	Corporate Activities	Retail Banking	Corporate & Investment Banking	Corporate Activities

Net interest income	45,457	4,192	(733)	43,925	5,287	414
Provisions for loan losses	(17,913)	(198)	0	(13,250)	0	0
Net interest income after provisions for loan losses	27,544	3,994	(733)	30,675	5,287	414
Commission and fee income (net)	12,426	1,581	(22)	12,359	1,345	(1)
Net gain (loss) on financial assets and liabilities	892	3,097	1,469	915	944	138
Other operating income	(1,126)	40	233	(1,670)	19	78
Administrative and promotional expenses	(25,194)	(3,622)	(997)	(24,481)	(3,500)	(540)
Operating income	14,542	5,090	(50)	17,798	4,095	89

Segment information has been prepared according to the classifications used in Santander México at secondary level, based in the type of developed business:

Retail banking

The Retail Banking segment encompasses the entire commercial banking and asset management business. Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.

Corporate & Investment Banking

The Corporate & Investment Banking segment reflects the returns on the corporate banking business, including managed treasury departments and the equities business. Our Corporate & Investment Banking segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others.

Corporate activities

The Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above. The Corporate Activities segment includes the financial management division, which manages structural financial risks arising from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies. The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

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Annex 1. Loan portfolio rating

As of September 30th, 2020
Million pesos
	Loan Portfolio	Allowance for loan losses
Category		Commercial	Consumer	Mortgages	Total

Risk "A"	692,923	1,588	2,044	321	3,953
Risk "A-1"	630,952	1,202	973	268	2,443
Risk "A-2"	61,971	386	1,071	53	1,510
Risk "B"	81,029	494	2,494	174	3,162
Risk "B-1"	39,128	157	1,132	36	1,325
Risk "B-2"	24,065	74	771	92	937
Risk "B-3"	17,836	263	591	46	900
Risk "C"	28,063	265	2,394	471	3,130
Risk "C-1"	14,346	129	851	153	1,133
Risk "C-2"	13,717	136	1,543	318	1,997
Risk "D"	13,930	1,424	1,905	927	4,256
Risk "E"	9,685	3,828	2,117	645	6,590
Total rated portfolio	825,630	7,599	10,954	2,538	21,091

Provisions created					21,091
Complementary provisions					4,759

Total					25,850

Notes:
1.	The figures used for rating and creation of allowance for loan losses, correspond to the ones as of the last day of the month of the balance sheet as of September 30th, 2020.
2.

Loan portfolio is rated according to the methodology issued by the CNBV in chapter V of Title II of the General Rules Applicable to Credit Institutions, can be rated by internal methodology approved by the CNBV.

We use the methodology established by the CNBV, which have been incorporated or modified according to the following schedule:

As of September 2011, the Bank apply the rules for rating the states and municipalities loan portfolio.

As of June 2013, the Bank apply the new rules for rating the commercial loan portfolio.

As of October 2016, the Bank updated the rules for rating the revolving consumer loan portfolio.

As of September 2017, the Bank updated the rules for rating the non-revolving consumer and mortgage loan portfolios.

As of November 2018, the Bank began to report the allowance for loans losses with their IRB methodology for middle-market and mortgages broker’s loans.

As of February 2020, the Bank concluded the parallel exercise and began to report the allowance for loan losses with their internal ratings based (IRB) model for Corporate and Investment Banking and Financial Institutions segments.

As of February 2020, the Bank informs to the CNBV, the constitution of Ps.900 million additional provisions for the organic mortgage portfolio due to the coming-up implementation of their internal rating base (IRB) model for that portfolio.

CNBV was informed about additional provisions given the environment generated by COVID-19.

Credit Institutions use risk ratings: A-1; A-2; B-1; B-2; B-3; C-1; C-2; D and E, to classify allowance for impairment losses according to the portfolio segment and percentage of the provisions representing the outstanding balance of the loan, established in Section Fifth of “De la constitución de reservas y su clasificación por grado de riesgo”, contained in chapter 5 of Title II of such regulation.

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Annex 2. Financial ratios according to CNBV

Percentages	3Q20	2Q20	3Q19	9M20	9M19

Past due loans ratio	2.09	2.51	2.33	2.09	2.33

Past due loans coverage	167.94	138.81	130.82	167.94	130.82

Operative efficiency	2.20	2.06	2.77	2.10	2.69

ROE	13.50	11.77	16.14	13.13	16.00

ROA	1.06	0.91	1.56	1.03	1.55

Capitalization ratio:
Credit Risk	26.31	25.46	23.76	26.31	23.76
Credit, Market and operational risk	17.16	16.69	16.89	17.16	16.89

Liquidity	118.03	110.73	91.33	118.03	91.33

NIM (Net Interest Margin)	2.68	1.82	3.90	2.40	3.91

Note: ratios are prepared according to the general rules applicable to financial information of credit institutions, issued by the CNBV, according to Annex 34.

NPL ratio = Balance of past due loans portfolio as of the end of the quarter / Balance of loans portfolio as of the end of the quarter.

Coverage ratio= Balance of provision for loan losses as of the end of the quarter / Balance of past due loans portfolio as of the end of the quarter.

Efficiency ratio = Administration and promotion expenses of the quarter, annualized / Total Average Assets.

ROAE = Annualized quarterly net earnings/ Average stockholders’ equity.

ROAA = Annualized quarterly net earnings /Total average assets.

Breakdown of capitalization ratio: (1)=Net Capital/ Assets subject to credit risk. (2)=Net Capital / Assets subject to credit, market and operation risk.

Liquidity = Current Assets/ Current Liabilities.

Where: Current Assets = Availabilities + securities for trade + securities available for sale.

Current liabilities= Demand deposits + bank loans and loans from other entities, payable on demand, + short term bank loans and loans from other entities.

NIM = Quarterly Net Interest Margin, adjusted by annualized credit risks / Average interest-earning assets.

Where: Average interest-earning assets = availabilities, investments in securities, transactions with securities and derivatives and loan portfolio.

Notes:

Average = ((Balance of the corresponding quarter + balance of the previous quarter) / 2).

Annualized figures = (Flow of the corresponding quarter * 4).

Earnings Release | 3Q 2020
Banco Santander México	54

Notes to financial statements as of September 30th 2020
Million pesos, except for number of shares

1. Investment in securities

Financial instruments are constituted as follows:

Book Value
Trading securities:
Bank securities	8,117
Government securities	164,218
Shares	1,344
173,679

Securities available for sale:
Government securities	361,385
Private securities	5,296
Shares	741
367,422

Securities held until maturity:
Government securities	7,804
Government securities (special cetes)	3,464
11,268
Total	552,369

2. Sale and repurchase agreements
The sale and repurchase agreements transactions are constituted as follows:
Net balance
Debit balances
Bank securities	2,100
Government securities	19,713
Total	21,813

Credit balances
Bank securities	4,881
Government securities	277,532
Private securities	253
Total	282,666
(260,853)

3. Investment in securities different to government securities
At September 30th, 2020 the investments in debt securities with the same issuer (other than government), are less than 5% of the Institution’s net capital.

Earnings Release | 3Q 2020
Banco Santander México	55

4. Derivatives
The nominal value of the different derivative financial instruments agreements for trading and hedging purposes, as of September 30th, 2020, are as follows:

Trading:
Swaps
Interest rate	7,318,840
Cross currency	984,939
Equity	640

Futures	Buy	Sell

Foreign currency	0	3,941
Index	1,708	0

Forward contracts

Foreign currency	400,406	15,195
Equity	0	1,714

Options	Long	Short

Interest rate	74,418	97,745
Foreign currency	67,604	76,815
Indexes	1,341	1,022
Equity	686	632

Total trading derivatives	8,850,582	197,064

Hedging:
Cash flow
Interest rate swaps	13,758
Cross currency swaps	19,857
Foreign Exchange Forwards	60,507

Fair value
Interest rate swaps	5,100
Cross currency swaps	38,698

Total hedging derivatives	137,920

Total derivative financial instruments	8,988,502	197,064

5. Performing loan portfolio
The loan portfolio, by type of loan and currency, as of September 30th, 2020, is constituted as follows:

	Amount
	Pesos	USA Dlls	UDIS	Euros	GBP	Total

Commercial or business activity	284,302	69,775	2,230	3,193	963	360,463
Financial entities	9,439	1,581	0	0	0	11,020
Government entities	66,351	12,797	1,121	0	0	80,269
Commercial loans	360,092	84,153	3,351	3,193	963	451,752
Consumer loans	110,421	0	0	0	0	110,421
Media and residential	143,044	504	2,079	0	0	145,627
Of social interest	8	0	0	0	0	8
Credits acquired from INFONAVIT or FOVISSSTE	12,130	0	0	0	0	12,130
Mortgage loans	155,182	504	2,079	0	0	157,765
Total performing loan portfolio	625,695	84,657	5,430	3,193	963	719,938

Earnings Release | 3Q 2020
Banco Santander México	56

6. Non-performing loan portfolio
	Amount
	Pesos	USA Dlls	UDIS	Total

Commercial or business activity	3,365	2,415	0	5,780
Financial entities	2	0	0	2
Commercial loans	3,367	2,415	0	5,782
Consumer loans	2,637	0	0	2,637
Media and residential	5,110	102	304	5,516
Of social interest	18	0	0	18
Credits acquired from INFONAVIT or FOVISSSTE	1,438	0	0	1,438
Mortgage loans	6,566	102	304	6,972
Total non-performing loan portfolio	12,570	2,517	304	15,391

The analysis of movements in non-performing loans from December 31st, 2019 to September 30th, 2020, is as follows:
Balance as of December 31st, 2019				16,281
Plus: Transfer from performing loan portfolio to non-performing loan portfolio				23,265
Collections
Cash		(2,357)
Transfer to performing loan portfolio		(5,438)
Proceeds from foreclosure proceedings		(20)

Write-offs				(16,340)
Adjustment for exchange rate				0

Balance as of September 30th, 2020				15,392

7. Allowance for loan losses
The movement in the allowance for loan losses, from January 1st to September 30th, 2020, is as follows:

Balance as of January 1st, 2020	21,495

Allowance for loan losses	19,939
Write-offs	(16,298)
Foreign exchange result	714
Balance as of September 30 2020	25,850

The table below presents a summary of write-offs by type of product as of September 30th, 2020:

Product	Charge-offs	Debit Relieves	Total	%

First quarter
Commercial loans	1,150	91	1,241	23.5
Mortgage loans	211	14	225	4.3
Credit card loans	1,958	47	2,005	38.0
Consumer loans	1,768	35	1,803	34.2
Total	5,087	187	5,274	100.0

Second quarter
Commercial loans	1,277	53	1,330	24.4
Mortgage loans	270	14	284	5.2
Credit card loans	1,901	62	1,963	36.1
Consumer loans	1,852	12	1,864	34.3
Total	5,300	141	5,441	100.0

Third quarter
Commercial loans	1,082	62	1,144	20.5
Mortgage loans	295	23	318	5.7
Credit card loans	1,994	70	2,064	37.0
Consumer loans	2,032	25	2,057	36.8
Total	5,403	180	5,583	100.0

Accumulated 2020
Commercial loans	3,509	206	3,715	22.8
Mortgage loans	776	51	827	5.1
Credit card loans	5,853	179	6,032	37.0
Consumer loans	5,652	72	5,724	35.1
Total	15,790	508	16,298	100.0

Earnings Release | 3Q 2020
Banco Santander México	57

8. Problematic loans
Loans portfolio was graded according to the general provisions issued by the National Banking and Securities Commission. The management considers that problematic loans are the ones graded as “D” and “E”, due to their low possibility for the collection of the full amount of principal.

9. Programs of benefits to bank debtors with the support of the Federal Government
Breakdown of special CETES , of which Ps.3,464 million correspond to the early extinction of debtor support programs:
					Amount
Government Securities
Special CETES for housing loan debtor support programs					3,630

Total securities held to maturity (no reserve)					3,630
Minus-
Reserve for Special CETES					(166)
Total securities held to maturity , net					3,464

The remaining balance and expiration date Special Cetes that were not repurchased by the Federal Government and therefore the Financial Group holds in its balance sheet at September 30th, 2020, is as follows:
Issue	Trust	Securities Number	Due date	Price (MXN)	Amount
B4-220707	422-9	12,762,386	07-jul-22	127.45	1,627
B4-270701	423-2	15,292,752	01-jul-27	127.45	1,949
B4-220804	431-2	440,294	04-aug-22	116.70	51
BC-220804	431-2	71,442	04-aug-22	39.36	3
					3,630

10. Average interest rates paid on deposits

The average interest rates paid on deposits during September 2020, is as follow:
	Pesos	USD
Average balance	419,874	64,336
Interest	2,120	3
Rate	1.98%	0.02%

11. Bank and other loans

As of September 30th, 2020, banks and other loans are constituted as follows:

Liabilities	Amount	Average Rate (%)	Maturity

Loans in pesos

Call money	2,000	4.15	From 1 to 2 days
Local bank loans	5,048	7.29	To 7 years
Public fiduciary funds	18,116	5.10	From 1 day to 10 years
Development banking institutions	18,261	5.85	From 1 day to 20 years
Total	43,425

Loans in foreign currency

Foreign bank loans	23	1.50	From 2 days to 6 months
Call money	111	0.05	From 1 to 2 days
Public fiduciary funds	1,533	1.37	From 1 day to 5 years
Development banking institutions	48	5.02	From 1 to 4 months
Total	1,715

Total loans	45,140
Accrued interests	112

Total bank and other loans	45,252

Earnings Release | 3Q 2020
Banco Santander México	58

12. Current and deferred taxes

Current taxes are composed as follows at September 30th, 2020

Income taxes	5,277
Deferred taxes	(1,391)	(1)
Total Bank	3,886
Current and-deferred taxes from other subsidiaries	1,121
Total consolidated Bank	5,007

(1) Deferred taxes are composed as follows:

Global provision	(654)
Fixed assets and deferred charges	28
Net effect from financial instruments	(1,358)
Accrued liabilities	258
Others	335
Total Bank	(1,391)	(1)
Allowance for loan losses of subsidiaries, net	(155)
Others, subsidiaries	122
Total deferred tax, consolidated Bank	(1,424)

As of September 30th, 2020, deferred assets and deferred liabilities are registered at 100%

Remainder of global provisions and allowances for loan losses	10,305
Other	10,461
Total deferred income tax (net)	20,766
Deferred taxes registered in balance sheet accounts	20,766
Deferred taxes registered in memorandum accounts	0

13. Employee profit sharing

As of September 30th, 2020, the deferred Employee profit sharing “EPS” is compromised as follows:

Asset per deferred EPS:

Allowance for loan losses deducting outstanding	1,779
Fixed assets and deferred charges	724
Accrued liabilities	528
Capital losses carryforward	899
Commissions and interests early collected	(388)
Foreclosed assets	61
Labor obligations	303
Derivative financial transactions of exchange rate	487
Deferred EPS asset:	4,393

Deferred EPS liability:

Net effect from financial instruments	(502)
Advance payments	(150)
Others	(39)
Deferred EPS liability	(691)

Less - Reserve	0
Deferred EPS asset (net)	3,702

Earnings Release | 3Q 2020
Banco Santander México	59

14. Capitalization Ratio

Table I.1

Form of disclosure of the capital integration without considering the phase in in the application of regulatory adjustments

Reference	Capital Description	Capital
	Level 1 (CET 1) Ordinary capital: Instruments and reserves
1	Ordinary shares that qualify for level 1 Common Capital plus corresponding premium	34,985
2	Earnings from previous fiscal years	76,502
3	Other elements of other comprehensive income (and other reserves)	39,540
4	Capital subject to gradual elimination of level 1 ordinary capital (only applicable for companies that are not lined to shares)
5	Ordinary shares issued by subsidiaries held by third parties (amount allowed in level 1 ordinary capital)
6	Level 1 ordinary capital before adjustments to regulation	151,027
	Level 1 Ordinary capital: adjustments to regulation
7	Adjustments due to prudential valuation
8	Goodwill (net of its corresponding deferred profit taxes debited)	2,404
9	Other intangibles other than rights to mortgage rights (net of its corresponding deferred profit taxes debited)	6,260
10	Deferred taxes to profit credited relying on future income excluding those that derive from temporary differences (net of deferred profit taxes debited)	0
11	Results of valuation of cash flow hedging instruments	0
12	Reserves to be constituted	0
13	Benefits surplus of securitization transactions	0
14	Losses and gains caused for the changes in credit rating of liabilities assessed at a reasonable value	0
15	Pension plan for defined benefits	0
16	Investments in proprietary shares	0
17	Reciprocal investments in ordinary capital	0
18	Investments in capital of banks, financial institutions and insurance companies out of the reach of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount that exceeds the 10% threshold)	14
19	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital (amount that exceeds the 10% threshold)	0
20	Rights for mortgage services (amount exceeding the 10% threshold)	0
21	Deferred taxes assets resulting from temporary differences (amount exceeding the 10% threshold, net of deferred taxes debited)	6,490
22	Amount exceeding the 15% threshold.
23	of which: significant investments wherein the institution holds more than 10% of ordinary shares of financial institutions
24	of which: rights for mortgage services
25	of which: Taxes to profit Deferred credited deriving from temporary differences
26	National regulation adjustments	34,978

Earnings Release | 3Q 2020
Banco Santander México	60

A	of which: Other elements of other comprehensive income (and other reserves)	0
B	of which: investments in subordinated debt	0
C	of which: profit or increase in the value of assets from the purchase of securitization positions (Originating Institutions)	0
D	of which: investments in multilateral entities	0
E	of which: investments in related corporations	33,464
F	of which: investments in risk capital	0
G	of which: Stakes on investments funds	0
H	of which: Funding for the purchase of proprietary shares	0
I	of which: Transactions in breach of provisions	0
J	of which: Deferred charges and installments	987
K	of which: Positions in First Losses Schemes	0
L	of which: Worker's Deferred Profit Sharing	0
M	of which: Relevant Related Persons	0
N	of which: Pension plan for defined benefits	0
O	of witch: Adjustment for capital acknowledgment	0
P	of which: investments in Clearing Houses	528
27	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions	0
28	Total regulation adjustments to level 1 Common Capital	50,147
29	Level 1 Common Capital (CET1)	100,880
	Level 1 additional capital: instruments
30	Instruments directly issued that qualify as level 1 additional capital, plus premium	11,064
31	of which: Qualify as capital under the applicable accounting criteria	11,064
32	of which: Qualify as liability under the applicable accounting criteria
33	Capital instruments directly issued subject to gradual elimination of level 1 additional capital	0
34	Instruments issued of level 1 additional capital and level 1 Common Capital instruments that are not included in line 5 issued by subsidiaries held by third parties (amount allowed at additional level 1)	0
35	of which: instruments issued by subsidiaries subject to gradual elimination
36	Level 1 additional capital before regulation adjustments	11,064
	Level 1 additional capital: regulation adjustments
37	Investments in held instruments of level 1 additional capital
38	Investments in reciprocal shares in level 1 additional capital instruments.
39	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution holds more than 10% of the issued capital
40	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
41	National regulation adjustments	0
42	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions
43	Total regulation adjustments to level 1 additional Common Capital	0
44	Level 1 additional capital (AT1)	11,064
45	Level 1 capital (T1 = CET1 + AT1)	111,944

Earnings Release | 3Q 2020
Banco Santander México	61

	Level 2 capital: instruments and reserves
46	Instruments directly issued that qualify as level 2 capital, plus premium	28,749
47	Capital instruments directly issued subject to gradual elimination of level 2 capital.
48	Level 2 capital instruments and level 1 Common Capital instruments and level 1 additional capital that has not been included in lines 5 or 34, which have been issued by subsidiaries held by third parties (amount allowed in level 2 completer capital)	0
49	of which: instruments issued by subsidiaries subject to gradual elimination	0
50	Reserves	575
51	Level 2 capital before regulation adjustments	29,324
	Level 2 capital : regulation adjustments
52	Investments in own instruments of level 2 capital
53	Reciprocal investments in level 2 capital instruments
54	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount exceeding the 10% threshold)
55	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
56	National regulation adjustments	0
57	Total regulation adjustments to level 2 capital	0
58	Level 2 capital (T2)	29,324
59	Total stock (TC = T1 + T2)	141,268
60	Total Risk Weighted Assets	823,055
	Capital reasons and buffers
61	Level 1 Common Capital (as percentage of assets weighted by total risks)	12.26%
62	Level 1 Stock (as percentage of assets weighted by total risks)	13.60%
63	Total capital (as percentage of assets weighted by total risks)	17.16%
64	Institutional specific buffer (must at least consist of: the level 1 Common Capital requirement plus the capital maintenance buffer, plus the countercyclical buffer, plus D-SIB buffer; expressed as percentage of the total risk weighted assets)	15.96%
65	of which: Buffer of capital preservation	2.50%
66	of which: Buffer of specific bank countercyclical
67	of which: Buffer of systematically important local banks (D-SIB)	1.20%
68	Level 1 Common Capital available for hedging the buffers (as percentage of total risk weighted assets)	5.26%
	National minimums (if other than those of Basel 3)
69	National minimum reason of CET1 (if different than the minimum established by Basilea 3)
70	National minimum reason of T1 (if different than the minimum established by Basel 3)
71	National minimum reason of TC (if different than the minimum established by Basel 3)
	Amounts under the deduction thresholds (before weighting by risk)
72	Non-significant investment in the capital of other financial institutions
73	Significant investment in the capital of other financial institutions
74	Rights for mortgage services (net of Deferred profit taxes debited)
75	Deferred profit taxes credited derived from temporary differences (net of Deferred profit taxes debited)	8,684

Earnings Release | 3Q 2020
Banco Santander México	62

Applicable limits to the inclusion of reserves in level 2 capital
76	Eligible reserves to be included in level 2 capital with respect to expositions subject to standardized methodology (prior application of limit)
77	Limit in the inclusion of level 2 capital provisions under standardized methodology
78	Eligible reserves for its inclusion on level 2 capital regarding exposure subject to credit risks (before the limit application).
79	Limit in the inclusion of reserves in level 2 capital under internal rating methodology
Capital instruments subject to gradual elimination (applicable only between January 1, 2018 and January 1, 2022)
80	Current limit of CET1 instruments subject to gradual elimination
81	Amount excluded from CET1 due to limit (excess over the limit after amortization and maturity periods)
82	Current limit of AT1 instruments subject to gradual elimination
83	Amount excluded from AT1 due to limit (excess over the limit after amortization and maturity periods)
84	Current limit of T2 instruments subject to gradual elimination
85	Amount excluded from T2 due to limit (excess over the limit after amortization and maturity periods)

I.2

Notes to Table I.1 “Form of disclosure of the capital integration without considering the phase in in the application of regulatory adjustments”

Reference	Description
1	Elements of capital contributed pursuant to fraction I item a) numbers 1) and 2) of Article 2 Bis 6 hereof
2	Results from previous fiscal years and their corresponding updates.
3	Capital reserves, net result, result per assessment of titles available for sale, accrued effect per conversion, result per assessment of cash flow, result from non-monetary assets holding, and the measuring balance from defined benefits to the employees considering on each concept its updates.
4	Does not apply. The capital stock of credit institutions in Mexico is represented by representative certificates or shares. This concept only applies for entities where such capital is represented by representative certificates or shares.
5	Does not apply for the capitalization scope in Mexico which is on a non-consolidated basis. This concept will only apply for entities with a consolidated scope.
6	Sum of concepts 1 through 5.
7	Does not apply. In Mexico the use of internal models for calculating capital requirements per market risk is not allowed.
8	Goodwill, net of owed differed profit taxes pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
9	Intangibles, other than commercial credit, and if applicable to mortgage service rights, net of owed deferred profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
10*	Credited deferred profit taxes from losses and fiscal credits pursuant to the provisions of fraction I item p) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that it does not allow to set off with owed differed profit taxes.

Earnings Release | 3Q 2020
Banco Santander México	63

11	Result from assessment of cash flow hedging instruments corresponding to hedged entries that are not assessed at reasonable value.
12*	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that deducts from level 1 common stock the preventive reserves pending constitution, according to the provisions of Chapter V of the Second Title hereof, as well as those constituted charged to accounting accounts that are part of the result entries or shareholders' equity and not only the positive difference between the Aggregate Expected Losses minus the Aggregate Admissible Reserves, in the event the Institutions use methods based in internal qualifications in the determination of their capital requirements.
13	Benefits surplus of securitization transactions pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
14	Does not apply
15	Investments made by the benefit pension fund defined corresponding to resources to which the Institution does not have unrestrictive or unlimited access. These investments are considered as net of the plan's liabilities and owed differed taxes to profit that correspond that have not been applied in any other regulatory adjustment.
16*	The amount of investment in any own action the institution acquires : in accordance with the provisions of the Act in accordance with the provisions of section I subsection d) of Article 2 Bis 6 of these provisions ; through rates predicted values of section I subsection e ) of Section 2 Bis 6 of these provisions and through investment in funds established in section I point i) of article 2 bis 6.
This treatment is more conservative than the one established by the Committee on Banking Basel Supervision in its document " Basel III : A global regulatory framework for more resilient banks and banking systems " published in June 2011 because the deduction for this concept is made of common equity tier 1 capital , regardless of the level of capital which has been invested
17*	Investments, in capital of corporations, other than financial entities referred to by item f) of Article 2 Bis 6 hereof, that are in turn, directly or indirectly, shareholders of the institution itself, of the fund
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in the level 1 common stock, irrespective of the capital level where it has been invested, and in addition because any type of entity is considered, not only financial entities.
18*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in the capital of development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in level 1 common stock, irrespective of the capital level in which it is invested, and additionally because it is deducted from the aggregate amount registered of the investments.
19*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I fraction f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made from level 1 common stock, irrespective of the level of capital where it has been investment, and additionally because the aggregate amount registered of investments is deducted.
20*	Mortgage service s rights shall be deducted from the aggregate amount registered in the event these rights exist.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the aggregate amount registered of rights is deducted.

Earnings Release | 3Q 2020
Banco Santander México	64

21	Deferred taxes assets resulting from temporary differences minus the corresponding owed differed profit taxes not considered to set-off other adjustments, exceeding 10% of the difference between the reference 6 and the sum of references 7 through 20.
22	Does not apply. Concepts were deducted from the aggregate capital. See notes of references 19, 20 and 21.
23	Does not apply. Concepts were deducted from the aggregate capital. See note of references 19.
24	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 20.
25	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 21.
26	National adjustments considered as the sum of the following concepts.
A.	The sum of the accrued effect for conversion and result for ownership of non-monetary assets considering the amount of each of these concepts with a sign different than the one considered to include them in reference 3, namely, if positive in this concept shall be entered as negatives and vice versa.
B.	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
C.	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or increase in the value of their assets with respect to the assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
D.	Investments in capital of development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or better to long term Risk Degree 2.
E.	Investments in shares or corporations related to the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment funds and investments indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
F.	Investments made by development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
G.	Investments in shares, other than fix capital, in listed investment funds wherein the Institutions holds more than 15 per cent of shareholder's equity of the aforementioned investment funds, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the preceding references.
H.	Any type of contribution which resources are destined to the purchase of shares in the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or of the financial affiliates of the latter pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
I.	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
J.	Differed charges and early payments, net of owed differed profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
K.	Positions pertaining to the First Losses Scheme where the risk is preserved or credit protection is provided up to a certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
L.	Worker's participation in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
M.	The added amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
N.	The difference between the investments made by the benefit pension funds defined pursuant to Article 2 Bis 8 minus reference 15.
O.	Adjustment for the acknowledgment of Net Capital . The amount shown corresponds to the amount registered in box C1 of the form included in section II hereof.
P.	The investments or contributions, directly or indirectly, in the corporation's capital or in the trust estate or other type of similar figures that have the purpose to set off and liquidate Transactions executed in the stock market, except for such corporation's or trust's share in the former pursuant to item f) fraction I of Article 2 Bis 6.

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Banco Santander México	65

27	Does not apply. There are no regulatory adjustments for additional level 1 capital nor for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
28	Sum of lines 7 through 22, plus lines 26 and 27.
29	Line 6 minus line 28.
30	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Fundamental Capital and Capital Instruments, that meet the conditions established in fraction II of Article 2 Bis 6 hereof.
31	Amount of line 30 qualified as capital under the applicable accounting standards.
32	Does not apply. Instruments directly issued that qualify as additional level 1 capital, plus its premium are registered for accounting purposes as capital.
33	Subordinated obligations computed as Non-Fundamental Capital, pursuant to the provisions of Article Third Transitory of Resolution 50th that amends the general provisions applicable to Credit Institutions, (Resolution 50th)
34	Does not apply. See note to reference 5.
35	Does not apply. See note to reference 5.
36	Sum of lines 30, 33 and 34.
37*	Does not apply. Deduction is made in aggregate level 1 common capital.
38*	Does not apply. Deduction is made in aggregate level 1 common capital.
39*	Does not apply. Deduction is made in aggregate level 1 common capital.
40*	Does not apply. Deduction is made in aggregate level 1 common capital.
41	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C2 of the form included in section II hereof.
42	Does not apply. There are no regulatory adjustments for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
43	Sum of lines 37 through 42.
44	Line 36, minus line 43.
45	Line 29, plus line 44.
46	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Capital Fundamental nor in Non-Fundamental Capital and Capital Instruments, that comply with Exhibit 1-S hereof pursuant to the provisions of Article 2 Bis 7 hereof.
47	Subordinated obligations computed as ancillary capital, pursuant to the provisions of Article Third Transitory, of Resolution 50th
48	Does not apply. See note to reference 5.
49	Does not apply. See note to reference 5.
50	Preventive estimations for credit risk up to a sum of 1.25% of the assets weighed by credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses, up to an amount that does not exceed of 0.6 per cent of the assets weighed by credit risk, corresponding to the Transactions wherein the method based in internal qualifications to calculate the capital requirements by credit risk is used, pursuant to fraction III of Article 2 Bis 7.
51	Sun of lines 46 through 48, plus line 50.
52*	Does not apply. The deduction is made in aggregate of level 1 common stock.
53*	Does not apply. The deduction is made in aggregate of level 1 common stock.
54*	Does not apply. The deduction is made in aggregate of level 1 common stock.
55*	Does not apply. The deduction is made in aggregate of level 1 common stock.

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Banco Santander México	66

56	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C4 of the form included in section II hereof.
57	Sum of lines 52 through 56.
58	Line 51, minus line 57.
59	Line 45, plus line 58.
60	Total Risk Weighted Assets.
61	Line 29 divided by line 60 (expressed as percentages)
62	Line 45, divided by line 60 (expressed as percentages)
63	Line 59 divided by line 60 (expressed as percentages)
64	To report the percentages amount expressed on lines 61, 65, 66 and 67.
65	Report 2.5%
66	Percentage corresponding to the Countercyclical Capital buffer referred to on section c), subsection III, article 2 Bis 5
67	The SCCS amount on line 64 (expressed as a percentage of the total risk weighted assets) which is related to the banking institutions’ capital buffer for systemic character, in accordance with section b), subsection III, article 2 Bis 5.
68	Line 61 minus 7%
69	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
70	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
71	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
72	Does not apply. The concept was deducted from the aggregate capital. See note of reference 18.
73	Does not apply. The concept was deducted from the aggregate capital. See note of reference 19.
74	Does not apply. The concept was deducted from the aggregate capital. See note of reference 20.
75	The amount, that does not exceed 10% of the difference between reference 6 and the sum of references 7 through 20, of the credited differed taxes assets resulting from temporary differences minus those corresponding to owed profit taxes not considered to set off other adjustments.
76	Preventive estimations for credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk.
77	1.25% of weighed assets per credit risk, corresponding to Transactions wherein the Standard Method to calculate the capital requirement by credit risk.
78	Positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
79	0.6 per cent of the weighted assets by credit risk, corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
80	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
81	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
82	Balance of instruments computed as capital in the basic portion by December 31, 2012 for the corresponding balance limit therein.
83	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 33.
84	Balance of instruments computed as capital in the complementary portion by December 31, 2012 for the corresponding balance limit therein.
85	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 47.

Note: * The aforementioned approach is more conservative than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

Earnings Release | 3Q 2020
Banco Santander México	67

Table II.1

Balance sheet figures

Reference of the balance sheet items	Balance sheet items	Amount shown in the balance sheet
	Assets	1,841,207
BG1	Funds Available	83,448
BG2	Margin accounts	1,804
BG3	Investment in securities	552,339
BG4	Debtors under sale and repurchase agreements	21,813
BG5	Securities loans)	0
BG6	Derivatives	324,984
BG7	Valuation adjustment for hedged financial assets	371
BG8	Total loan portfolio	664,975
BG9	Benefits to be received in securitization transactions	0
BG10	Other receivables (net)	118,827
BG11	Foreclosed assets (net	72
BG12	Property, furniture and fixtures (net)	10,127
BG13	Long-term investment in shares	38,060
BG14	Non current assets held for sale	0
BG15	Deferred income taxes (net)	15,173
BG16	Other assets (net)	9,213
	Liabilities	1,690,171
BG17	Deposits	864,787
BG18	Bank and other loans	28,295
BG19	Creditors under sale and repurchase agreements	282,666
BG20	Securities loans	0
BG21	Collateral sold or pledged as guarantee	14,260
BG22	Derivatives	332,883
BG23	Valuation adjustment for hedged financial liabilities	2
BG24	Creditors from settlement of transactions	0
BG25	Other payables, deferred revenues and other advances	127,390
BG26	Subordinated debentures outstanding	39,814
BG27	Deferred income taxes (net)	0
BG28	Deferred revenues and other advances	75
	Shareholders' Equity	151,036
BG29	Paid-in capital	34,985
BG30	Other capital	116,051
	Memorandum accounts	3,675,741
BG31	Guarantees granted	0
BG32	Contingent assets and liabilities	42
BG33	Credit commitments	141,002
BG34	Assets in trust or mandate	201,413
BG35	Federal Government financial agent
BG36	Assets in custody or under administration	1,719,688
BG37	Collateral received by the entity	88,352
BG38	Collateral received and sold or pledged as guarantee	47,932
BG39	Investment bank operations on behalf of third parties	0
BG40	Uncollected interest earned on past due loan portfolio	482
BG41	Other accounts	1,476,830

Earnings Release | 3Q 2020
Banco Santander México	68

Table II.2

Regulatory concepts considered in the calculation of Net Capital components

Identifier	Regulatory concepts considered for the calculation of Net Capital components	Reference of the format for the disclosure of capital integration of section I hereof	Amount pursuant to the notes of the table Regulatory concepts considered for the calculation of Net Capital components	Reference(s) of balance sheet item and amount related with the regulatory concept considered for the calculation of Net Capital derived from the aforementioned reference
	Asset
1	Goodwill	8	2,404	BG16= 9,213 Minus: deferred charges and advance payments 987; intangibles 6,260; advance payments that are computed as risk assets 1,227; other assets are computed as risk assets 1,666
2	Intangible assets	9	6,260	BG16= 9,213 Minus: deferred charges and advance payments 987; intangibles 2,404; advance payments that are computed as risk assets 1,227; other assets that are computed as risk assets 1,666
3	Deferred income tax from tax losses carryforward and tax credits	10	0
4	Benefits to be received in securitization transactions	13	0
5	Defined benefit pension plan assets with no restriction and unlimited access	15	0
6	Investment in own-equity securities	16	0	BG3= 552,339 Minus: Reciprocal investments in common capital of financial entities 14; Investments in securities computed as risk assets 552,325
7	Reciprocal investments in common capital	17	0
8	Direct investments in the capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	0
9	Indirect investment in capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	14	BG3= 552,339 Minus: Investment in own-equity securities 0.14; Investments in securities computed as risk assets 552,325
10	Direct investments in the capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0

Earnings Release | 3Q 2020
Banco Santander México	69

11	Indirect investment in capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
12	Deferred income tax from temporary differences	21	6,490	BG15= 15,173 Minus: Amount computed as risk asset 8,684
13	Reserves recognized as complementary capital	50	575	BG8= Total loan portfolio 680,149
14	Investments in subordinated debt	26 - B	0
15	Investments in multilateral entities	26 - D	3,036	BG13= 38,060 Minus: Investments in subsidiaries 33,464; Investments in clearing houses 528; Investments in associated companies 1,032; Other investments that are computed as risk assets 3,036
16	Investments in associated companies	26 - E	33,464	BG13= 38,060 Minus: Investments in clearing houses 528; Investments in associated companies 1,032; Other investments that are computed as risk assets 3,036
17	Investments in risk capital	26 - F	0
18	Investments in investment corporations	26 - G	0
19	Financing for repurchase of own shares	26 - H	0
20	Deferred charges and advance payments	26 - J	987	BG16= 9,213 Minus: intangible assets 8,665; others assets that are computed as risk assets 1,227; other assets are computed as risk assets 1,666
21	Deferred employee profit sharing (net)	26 - L	0
22	Defined benefit pension plan assets	26 - N	0
23	Investments in clearing houses	26 - P	528	BG13= 38,060 Minus: Investments in subsidiaries 33,464; Investments in associated companies 1,032; other investments that are computed as risk assets 3,036

Earnings Release | 3Q 2020
Banco Santander México	70

	Liabilities
24	Deferred income tax related to goodwill	8	0
25	Deferred income tax related to other intangible assets	9	0
26	Provision for defined benefit pension plan with no restriction and unlimited access	15	0
27	Deferred income tax related to defined benefit pension plan	15	0
28	Deferred income tax related to other items	21	0
29	Subordinated liabilities that meets with Exhibit 1-R	31	0
30	Subordinated liabilities subject to transitoriness that compute as basic capital 2	33	0
31	Subordinated liabilities that meets with Exhibit 1-S	46	0
32	Subordinated obligations subject to transitoriness that compute as complementary capital	47	0
33	Deferred income tax related to deferred charges and advance payments	26 - J	0
	Shareholders' Equity
34	Paid-in capital that meets with Exhibit 1-Q	1	34,985	BG29
35	Retained earnings	2	76,502	BG30= 116,051 Minus: other items of earned capital 39,540, cumulative effect of conversion 9
36	Result from valuation of cash flow hedge instruments	3	0
37	Other items of earned capital	3	39,540	BG30= 116,051 Minus: Retained earnings 76,502 cumulative effect of conversion 9
38	Paid-in capital that meets with Exhibit 1-R	31	11,064	BG26= 39,814 More: Subordinated debt instruments non-convertible 28,749
39	Paid-in capital that meets with Exhibit 1-S	46	28,749	BG26= 39,814 More: Subordinated debt instruments convertible 11,064
40	Result from valuation of cash flow hedge instruments	03, 11	0
41	Cumulative effect from conversion	3, 26 - A	0
42	Result from ownership of non-monetary assets	3, 26 - A	0

Earnings Release | 3Q 2020
Banco Santander México	71

	Accounts in order
43	Positions in First Losses Schemes	26 - K	0
	Regulatory concepts not considered in the balance sheet
44	Reserves pending constitution	12	0
45	Profit or increase of the value of assets from the purchase of securitization positions (Originating Institutions)	26 - C	0
46	Transactions that breach the provisions	26 - I	0
47	Transactions with Relevant Related Persons	26 - M	0
48	Repealed		0

Table II.3

Notes to table III.2 "Regulatory concepts considered for the calculation of Net Capital components"

Identifier	Description
1	Commercial credit.
2	Intangibles, without including commercial credit.
3	Credited differed profit taxes originating from fiscal losses and credits.
4	Benefits regarding the remnant of securitization transactions.
5	Investments of pension plan for defined benefits without unrestrictive and unlimited access.
6	Any share that the Institution acquires pursuant to the provisions of the Law, that have not been subtracted; considering those amounts acquired through investments in securities indexes and the amount corresponding to investments in investment funds other than those provided by reference 18.
7	Investments in shares in corporations other than financial entities referred to by item f) of fraction I of Article 2 Bis 6 hereof, that are in turn, directly or indirectly shareholders of the Institution itself, of the financial group's holding company, of the remaining financial entities that comprise the group to which the Institution belongs or financial affiliates of the latter, considering those investments corresponding to investment funds other than those provided by reference 18.
8	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
9	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
10	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
11	Indirect investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
12	Credited differed profit taxes originating from temporary differences.
13	Preventive estimates for credit risk up to a sum of 1.25% of the weighted assets by credit risk, corresponding to Transactions wherein the Standard Method is used to calculate the capital requirement by credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate the Expected Losses, up to an amount that does not exceed of 0.6 per cent of the weighted assets by credit risk, corresponding to Transactions where the method based in internal qualifications is used to calculate the capital requirement by credit risk.
14	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
15	Investments in development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.

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Banco Santander México	72

16	Investments in shares of corporations related with the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments in indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
17	Investments made in development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
18	Investments in shares, other than fix capital, of listed investment corporations, wherein the Institution holds more than 15 per cent of shareholders' equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the previous references.
19	Any type of contributions which resources are destined to the purchase of shares of the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or the latter's financial affiliates, pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
20	Differed charges and early payments.
21	Workers' share in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
22	Investments of the pension plan for benefits defined that have to be deducted according with Article 2 Bis 8 hereof.
23	Investments or contributions, directly or indirectly, in the corporation's capital or in trust estate or other type of similar figures that have the purpose of setting off and liquidating Transactions executed in the stock market, unless the share in such corporations or trusts in the former pursuant to item f) fraction I of Article 2 Bis 6.
24	Owed differed taxes to profit originating from temporary differences related to commercial credit.
25	Owed differed taxes to profit originated from temporary differences related to other intangibles (other than commercial credit).
26	Liabilities of the pension plan for benefits defined related to investments of the pension plan for defined benefits.
27	Owed differed taxes originated from temporary differences related to the pension plan for defined benefits.
28	Owed differed profit taxes originated from temporary differences other than those of references 24, 25, 27 and 33
29	Amount of subordinated obligations that meet with Exhibit 1-R hereof.
30	Amount of subordinated obligations subject to transience that are computed as Non-Fundamental Capital.
31	Amount of subordinated obligations that meet with Exhibit 1-S hereof.
32	Amount of subordinated obligations subject to transience that compute as ancillary capital.
33	Owed differed profit taxes originated from temporary differences related to differed charges and early payments.
34	Amount of capital contributed that meets the provisions of Exhibit 1-Q hereof.
35	Result of the previous fiscal years.
36	Result for the assessment of cash flow hedging instruments from covered entries assessed at reasonable value.
37	Net result and result for the assessment of titles available for sale.
38	Amount of capital contributed that meets the provisions of Exhibit 1-R hereof.
39	Amount of capital contributed that meets the provisions of Exhibit 1-S hereof.
40	Result for the assessment of cash flow hedging instruments from covered entries assessed at capitalized cost.
41	Accrued effect by conversion.
42	Result for ownership of non-monetary assets.
43	Positions related with the First Losses Scheme wherein risk is preserved or credit protection provided until certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
44	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
45	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or an increase in the value of their assets with respect to assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
46	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
47	The aggregate amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.

Earnings Release | 3Q 2020
Banco Santander México	73

Table III.1

Positions exposed to market risks per risk factor

Concept	Amount of equivalent positions	Capital Requirement
Transactions in national currency with nominal rate	89,786	7,183
Transactions with debt instruments in national currency with surtax and reviewable rate	4,052	324
Transactions in national currency with real rate or denominated in UDIs	5,693	455
Transactions in national currency with yield rate referred to the increase of the General Minimum Wage	7,722	618
Positions in UDIs or with yield referred to INPC	41	3
Positions in national currency with yield rate referred to the increase of the General Minimum Wage	375	30
Transactions in foreign currency with nominal rate	87,561	7,005
Positions in foreign currency or with yield indexed to the exchange rate	15,650	1,252
Positions in shares or with yield indexed to the price of one share or set of shares	11,031	882
Positions in commodities	1	0
Impact Capital requirement for Gamma and Vega	1	0

Table III.2

Assets weighted subject to credit risk by risk group

Concept	Capital Requirement
Group I-A (weighted at 0%)	0	0
Group I-A (weighted at 10%)	0	0
Group I-A (weighted at 20%)	0	0
Group I-B (weighted at 2%)	207	17
Group I-B (weighted at 4.0%)	0	0
Group II (weighted at 0%)	0	0
Group II (weighted at 20%)	5,599	448
Group II (weighted at 50%)	0	0
Group II (weighted at 100%)	23,450	1,876
Group II (weighted at 120%)	0	0
Group II (weighted at 150%)	0	0
Group III (weighted at 2.5%)	0	0
Group III (weighted at 10%)	0	0
Group III (weighted at 11.5%)	0	0
Group III (weighted at 20%)	31,228	2,498
Group III (weighted at 23%)	356	28
Group III (weighted at 25%)	0	0
Group III (weighted at 28.75%)	0	0
Group III (weighted at 50%)	0	0
Group III (weighted at 57.5%)	0	0
Group III (weighted at 60%)	0	0
Group III (weighted at 75%)	0	0
Group III (weighted at 100%)	22,138	1,771
Group III (weighted at 115%)	0	0
Group III (weighted at 120%)	0	0
Group III (weighted at 138%)	0	0
Group III (weighted at 150%)	0	0
Group III (weighted at 172.5%)	0	0

Earnings Release | 3Q 2020
Banco Santander México	74

Group IV (weighted at 0%)	0	0
Group IV (weighted at 20%)	8,586	687
Group V (weighted at 10%)	0	0
Group V (weighted at 20%)	8,943	715
Group V (weighted at 50%)	0	0
Group V (weighted at 115%)	0	0
Group V (weighted at 150%)	0	0
Group VI (weighted at 20%)	0	0
Group VI (weighted at 50%)	26,687	2,135
Group VI (weighted at 75%)	17,463	1,397
Group VI (weighted at 100%)	57,955	4,636
Group VI (weighted at 120%)	0	0
Group VI (weighted at 150%)	0	0
Group VI (weighted at 172.5%)	0	0
Group VII-A (weighted at 10%)	0	0
Group VII-A (weighted at 11.5%)	0	0
Group VII-A (weighted at 20%)	4,979	398
Group VII-A (weighted at 23%)	0	0
Group VII-A (weighted at 50%)	613	49
Group VII-A (weighted at 57.5%)	0	0
Group VII-A (weighted at 100%)	160,757	12,861
Group VII-A (weighted at 115%)	0	0
Group VII-A (weighted at 120%)	0	0
Group VII-A (weighted at 138%)	0	0
Group VII-A (weighted at 150%)	1	0
Group VII-A (weighted at 172.5%)	0	0
Group VII-B (weighted at 0%)	0	0
Group VII-B (weighted at 20%)	54	4
Group VII-B (weighted at 23%)	0	0
Group VII-B weighted at 50%)	179	14
Group VII-B weighted at 57.5%)	9,052	724
Group VII-B (weighted at 100%)	45,368	3,629
Group VII-B (weighted at 115%)	39	3
Group VII-B (weighted at 120%)	0	0
Group VII-B (weighted at 138%)	0	0
Group VII-B (weighted at 150%)	0	0
Group VII-B (weighted at 172.5%)	0	0
Group VIII (weighted at 115%)	1,755	140
Group VIII (weighted at 150%)	3,796	304
Group IX (weighted at 100%)	46,570	3,726
Group IX (weighted at 115%)	0	0
Group IX (weighted at 150%)	0	0
Group X (weighted at 1250%)	1,322	106
Other Assets (weighted at 0%)	0	0
Other Assets (weighted at 100%)	23,427	1,874

Earnings Release | 3Q 2020
Banco Santander México	75

Credit Valuation Adjustment on Derivative Operations	31,729	2,538
Re-securitization with Risk Degree 1 (weighted at 20%)	1,888	151
Re-securitization with Risk Degree 2 (weighted at 50%)	0	0
Re-securitization with Risk Degree 3 (weighted at 100%)	0	0
Re-securitization with Risk Degree 4 (weighted at 350%)	0	0
Re-securitization with Risk Degree 4, o 5 or Not qualified (weighted at 1250%)	2,897	232
ReRe-securitization with Risk Degree 1 (weighted at 40%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 100%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 225%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 650%)	0	0
ReRe-securitization with Risk Degree 4, 5 or Not qualified (weighted at 1250%)	0	0

Table III.3

Operational Risk weighted Assets

Method	Risk weighted Assets	Capital Requirement
STANDARD ALTERNATIVE METHOD	64,107	5,129

Average of requirement by market and credit risk of the last 36 months		Average of annual positive net income of the last 36 months
0		60,241

Table IV.1

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX41BS060013
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series F Shares
8	Amount acknowledge of regulatory capital	Ps.15,210,402,155.77
9	Instrument's par value	Ps.3.78
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Earnings Release | 3Q 2020
Banco Santander México	76

Table IV.1.2

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX41BS060005
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series B Shares
8	Amount acknowledge of regulatory capital	Ps.14,588,587,852.93
9	Instrument's par value	Ps.3.78
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Earnings Release | 3Q 2020
Banco Santander México	77

Table IV.1.3

Main characteristics of titles that are part of the Net Capital

Reference	Item		Characteristics
1	Issuer		Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
2	ISIN, CUSIP or Bloomberg Identifier		ISIN	CUSIP
		144A	US05969BAC72	05969BAC7
		Reg S	USP1507SAG23	P1507SAG2
3	Governing Law		The Indenture and the Notes will be governed by, and construed in accordance with, the law of the State of New York. All additional dispositions related to the determination of Suspension Periods, a Trigger Event (leading to a Write-down), Interest Payment cancellation, Optional Redemption or, the ranking and subordination of the Notes, will be governed by, and construed in accordance with, Mexican Law, as established in the Indenture and the Notes.
Regulatory Treatment
4	Capital category the Note qualifies as, based on Article 3, Transitory, Resolution 50th		N.A.
5	Capital category the Note qualifies as, based on Annexes 1-Q, 1-R and 1-S		“Tier 2” or Supplementary Capital (Capital Complementario).
6	Instrument seniority within the Group		Subordinated Debt issued by our Credit Institution.
7	Type of Instrument		Tier 2 Subordinated Preferred Capital Notes.
8	Amount acknowledged as regulatory capital		$25,145,225,839.39
9	Instrument's Face Value		$28,786,940,000.00 (USD $1,300,000,000.00)
9A	Currency		USD.
10	Accounting Classification		Subordinated Debt.
11	Issuance Date		October 1, 2018.
12	Type of Expiration		Expiration Date.
13	Expiration Date		October 1, 2028.
14	Optional Redemption		Subject to certain conditions, the Issuer may redeem the Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Date or (ii) in whole, but not in part, at any date by means of the existence a Withholding Tax Redemption event or a Special Redemption event.
15	Optional Redemption Date		October 1, 2023.
15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the Notes and resulting in a higher withholding tax applicable to interest payments under the Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Notes and the satisfaction of certain conditions).

15B	Liquidation price for an early redemption		Upon an early redemption, the Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Notes, plus Additional Amounts, if any.

Earnings Release | 3Q 2020
Banco Santander México	78

16	Subsequent early redemption dates	None, except for early redemptions caused by a Withholding Tax Redemption event or a Special Redemption event, which can be made at any date before Maturity Date.
Yields / Dividends
17	Type of Interest Rate	Fixed Rate with only one reset date at the Optional Redemption Date.
18	Interest Rate	5.95%.
19	Dividend Stopper Clause:	Subject to certain exceptions, the Issuer will not be allowed to make certain distributions during a Suspension Period, including (i) dividends or distributions on capital stock, (ii) make any payment of the Issuer’s debt securities that rank pari passu with or junior in right of payment and in liquidation to the Notes; or (iii) make any guaranty payments with respect to any guaranty of the debt securities of its subsidiaries if such guaranty ranks pari passu with or junior in right of payment and in liquidation to the Notes.
20	Are Interest Payments discretionary?	Interest Payments are Mandatory.
21	Interest increase / Step-Up clause	No.
22	Are coupon payments cumulative?

Cumulative.

The Issuer will have the right to and will defer, but not cancel (except pursuant to a Write-Down), payment of interest and principal due on the Notes, if the CNBV institutes certain corrective measures against the Issuer if the Issuer is classified as Class III (or equivalent classification under any successor provisions) or below under the Mexican Capitalization Requirements. Payments of interest due on the Notes will be cumulative. Subject to the occurrence of one or more Write-Downs, a Suspension Period shall terminate and the payment of interest due on the Notes and payment of principal thereof will resume when the related Mexican Regulatory Event has terminated.

23	Convertibility of the instrument	N.A.
24	Convertibility conditions	N.A.
25	Degree of convertibility	N.A.
26	Conversion rate	N.A.
27	Type of Conversion	N.A.
28	Type of shares into which the title is converted	N.A.
29	Issuer of such capital instrument	N.A.
30	Write-Down Mechanism	Yes.
31	Write-Down Trigger Events

A “Trigger Event” will be deemed to have occurred if (i) the CNBV publishes a determination, in its official publication of capitalization levels for Mexican banks, that Banco Santander Mexico’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 4.5%, or (ii) both (A) the CNBV notifies the Issuer that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander Mexico’s license has occurred resulting from (x) the Issuer’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (y) the Issuer’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) the Issuer has not cured such cause for revocation, by (a) complying with such corrective measures, or (b)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) transferring at least seventy five percent (75%) of its shares to an irrevocable trust and (3) not being classified in Class III, IV, or V, or (c) remedying any capital deficiency, , in each case, on or before the third (in the case of (A)(z)) or seventh (in the case of (A)(x) or (y)) business day in Mexico, as applicable, following the date on which the CNBV notifies the Issuer of such determination.

Earnings Release | 3Q 2020
Banco Santander México	79

32	Write-Down Amount	“Write-Down Amount” means an (i) amount that would be sufficient, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, or (ii) if any Write-Down of the Current Principal Amount, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, would be insufficient to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, the amount necessary to reduce the Current Principal Amount of each outstanding Capital Note to zero.
33	Write-Up Mechanism	N.A., Write-Down, if applied, will be permanent.
34	Mechanism for temporary Write-Down	N.A.
35	Ranking of the Capital Notes in a liquidation event	The Notes constitute subordinated preferred indebtedness, and will rank (i) subordinate and junior in right of payment and in liquidation to all of the Issuer’s present and future senior indebtedness, (ii) pari passu without preference among themselves and with all of the Issuer’s present and future unsecured subordinated preferred indebtedness and (iii) senior only to all of the Issuer’s present and future subordinated non-preferred indebtedness and all classes of the Issuer’s equity or capital stock..
36	Does any characteristic of the Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

Table IV.1.4

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
2	ISIN, CUSIP or Bloomberg Identifier	ISIN: US40053CAA36 CUSIP: 40053C AA3 BMV Ticker: BSMX 17
3	Governing Law	The Capital Notes and the Indenture are governed by, and construed in accordance with the laws of New York, except that the ranking and subordination provisions, provisions related to mandatory cancellation of interest, provisions relating to conversion, provisions relating to a withholding tax redemption or a special redemption and the waiver of the right to set-off by the holders of the Capital Notes and by the Trustee acting on behalf of the holders with respect to the Capital Notes will be governed by and construed in accordance with the laws of Mexico.
Regulatory Treatment
4	Level of capital with transitory	N.A.
5	Level of capital without transitory	Tier 1 Capital (Capital Básico No Fundamental).
6	Instrument level within the Group	Subordinated Debt issued from our Credit Institution.
7	Type of Instrument	Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes.
8	Amount acknowledged as regulatory capital	$9,018,160,682.00
9	Instrument's Face Value	$11,071,900,000.00 (USD $500,000,000.00)
9A	Currency	USD.
10	Accounting Classification	Principal is accounted as debt, coupon payments are accounted as capital.

Earnings Release | 3Q 2020
Banco Santander México	80

11	Issuance Date	December 23, 2016.
12	Type of Expiration	Perpetuity.
13	Expiration Date	N.A.
14	Optional Redemption

Subject to certain conditions, the Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Dates or (ii) in whole at any date by means of the existence a Withholding Tax Event or a Special Event.

15	First Optional Redemption Date	January 20, 2022.
15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the, and resulting in a higher, withholding tax applicable to interest payments under the Capital Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Capital Notes and the satisfaction of certain conditions).

15B	Liquidation price for an early redemption	Upon an early redemption, Capital Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any,
16	Subsequent early redemption dates	Every Interest Payment Date after the First Optional Redemption Date. Early redemptions caused by a Withholding Event or a Special Event, which can be made at any date.
Yields / Dividends
17	Type of Interest Rate	Fixed with reset dates on the First Redemption Date and every fifth anniversary thereafter.
18	Interest Rate	8.50%.
19	Dividend Stopper Clause

Unless the most recent payable accrued interests and any Additional Interest on the Capital Notes have been paid, the Issuer shall not: (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its capital stock; or (ii) make any payment of premium, if any, or interest on or repay, repurchase or redeem any of its Subordinated Non-Preferred Indebtedness.

20	Are Interest Payments discretionary

Completely Discretionary.

(a) Interest is payable solely at the Issuer’s discretion, and no amount of interest shall become due and payable in respect of the relevant interest period to the extent that it has been canceled by the Issuer (in whole or in part) at its sole discretion and/or has been canceled as a result of the occurrence and continuation of an Interest Cancellation Event; and (b) a cancellation of interest (in whole or in part) shall not constitute a default.

21	Interest increase / Step-Up clause	No.
22	Are Coupon Payments Cumulative?	No.
23	Convertibility of the instrument	Yes.

Earnings Release | 3Q 2020
Banco Santander México	81

24	Conversion Trigger Events

A Conversion Trigger Event shall occur:

(i) the Business Day in Mexico following the publication of a determination by the CNBV, in its official publication of capitalization levels for Mexican banks, that Banco Santander México’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 5.125%;

(ii) if both (A) the CNBV notifies Banco Santander México that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander México’s license has occurred resulting from (x) Banco Santander México’s assets being insufficient to satisfy its liabilities, (y) Banco Santander México’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (z) Banco Santander México’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) Banco Santander México has not cured such cause for revocation, by (x) complying with such corrective measures, or (y)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) not being classified in Class III, IV or V, and (3) transferring at least 75% of its shares to an irrevocable trust, or (z) remedying any capital deficiency, in each case, on or before the third or seventh calendar day in Mexico, as applicable, following the date on which the CNBV notifies Banco Santander México of such determination;

(iii) if the Banking Stability Committee, which is a committee formed by the CNBV, the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), Banco de México and the IPAB, determines pursuant to Article 29 Bis 6 of the Mexican Banking Law that, under Article 148, Section II, paragraphs (a)

and (b) of the Mexican Banking Law, financial assistance is required by Banco Santander México to avoid revocation of its license because Banco Santander México’s assets are insufficient to satisfy Banco Santander México’s liabilities, or Banco Santander México’s failure to comply with corrective measures, to comply with capitalization requirements, or to satisfy certain liabilities when due, as a means to maintain the solvency of the Mexican financial system or to avoid risks affecting the Mexican payments system and such determination is either made public or notified to Banco Santander México (for the avoidance of doubt, pursuant to Annex 1-R of the general rules applicable to Mexican banks, a Conversion Trigger Event shall occur if financial assistance or other loans shall be granted to the Bank pursuant to Article 148, Section II, paragraphs (a) and (b) of the Mexican Banking Law)

25	Conversion Amount	“Conversion Amount” means: (i) a conversion of the then Current Principal Amount of Capital Notes in an amount that would be sufficient, and together with any concurrent pro rata write-down or conversion of any other Subordinated Non-Preferred Indebtedness issued by Banco Santander México and then outstanding, to return Banco Santander México’s Fundamental Capital Ratio to the then-applicable Fundamental Capital Ratio required by the CNBV in accordance with Section IV, c), 1 of Annex 1-R of the general rules applicable to Mexican banks or any successor regulation; or, if no such amount, together with any such concurrent pro rata write-down or conversion, would be sufficient to so restore Banco Santander México’s Fundamental Capital Ratio to the aforementioned amount, then (ii) conversion of the then Current Principal Amount of Notes in the amount necessary to reduce the principal amount of each outstanding Note to zero.
26	Conversion Price

The conversion price shall be, if the Ordinary Shares are:

(i) then admitted to trading on the Mexican Stock Exchange, the higher of: (x) the volume weighted average of the Ordinary Shares closing price on the Mexican Stock Exchange for the thirty (30) consecutive Business Days immediately preceding the Conversion Date, with each closing price for the thirty (30) consecutive Business Days being converted from Mexican pesos into U.S. dollars at the then-prevailing exchange rate; or (y) floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate;

(ii) not then admitted to trading on the Mexican Stock Exchange, the floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate.

The conversion price shall be subject to certain anti-dilution adjustments.

Earnings Release | 3Q 2020
Banco Santander México	82

27	Type of Conversion	Mandatory.
28	Type of shares into which the title is converted	Banco Santander México’s Series F shares (common shares).
29	Issuer of such capital instrument	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
30	Write-Down Mechanism	N.A.
31	Write-Down Trigger Events	N.A.
32	Write-Down Amount	N.A.
33	Write-Up Mechanism	N.A.
34	Mechanism for temporary Write-Down	N.A.
35	Ranking of the Capital Notes in a liquidation event	The Capital Notes will represent the Issuer’s general, unsecured and subordinated obligations. The Capital Notes constitute Subordinated Non-Preferred Indebtedness and will rank (i) subordinate and junior in right of payment and in liquidation to all of the Issuer’s present and future Senior Indebtedness and Subordinated Preferred Indebtedness, (ii) pari passu without preference among themselves and with all of the Issuer’s present and future other unsecured Subordinated Non-Preferred Indebtedness and (iii) senior only to all classes of the Issuer’s capital stock.
36	Does any characteristic of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

The information relating to Annex 1-O Capitalization Ratio Santander Consumo, Santander Hipotecario and Santander Inclusión Financiera is available on the website

www.santander.com.mx/ir

Leverage ratio

Table I.1
Integration of the main sources of leverage
	Item	Sep-20
1	On-balance sheet items (excluding derivatives and SFTs, but including collateral)	1,494,410
2	(Asset amounts deducted in determining Basel III Tier 1 capital)	(50,147)
3	Total on-balance sheet exposures (excluding derivatives and SFTs) (sum of lines 1 and 2)	1,444,263
Derivative exposures
4	Replacement cost associated with all derivatives transactions (ie net of eligible cash variation margin)	36,373
5	Add-on amounts for PFE associated with all derivatives transactions	46,587
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	0
8	(Exempted CCP leg of client-cleared trade exposures)	0
9	Adjusted effective notional amount of written credit derivatives	0
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)	0
11	Total derivative exposures (sum of lines 4 to 10)	82,960
Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	68,887
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(47,074)
14	CCR exposure for SFT assets	2,107
15	Agent transaction exposures	0
16	Total securities financing transaction exposures (sum of lines 12 to 15)	23,920
Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	141,002
18	(Adjustments for conversion to credit equivalent amounts)	(51,507)
19	Off-balance sheet items (sum of lines 17 and 18)	89,494
Capital and total exposures
20	Tier 1 capital	111,944
21	Total exposures (sum of lines 3, 11, 16 and 19)	1,640,636
Leverage ratio
22	Basel III leverage ratio	6.82%

Earnings Release | 3Q 2020
Banco Santander México	83

Table II.1
Comparison total assets and assets adjusted
Reference	Item	Sep-20
1	Total consolidated assets as per published financial statements	1,841,207
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	0
3	Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	(50,147)
4	Adjustments for derivative financial instruments	(242,024)
5	Adjustment for securities financing transactions	2,107
6	Adjustment for off-balance sheet items	89,494
7	Other adjustments	0
	Leverage ratio exposure	1,640,636

Table III.1
Conciliation of total assets and exposure in the balance
Reference	Item	Sep-20
1	Total consolidated assets as per published financial statements	1,841,207
2	operative derivative financial instruments	(324,984)
3	operative securities financing transactions	(21,813)
4	Trust assets recognized in the balance sheet under the accounting framework, but excluded from the exposure measure of the leverage ratio	0
On-balance exposure	1,494,410

Table IV.1
Variation of the elements
	Jun-20	Sep-20
Concept/Quarter	T-1	T	Variation (%)
Basic Capital	108,451	111,944	3
Adjusted assets	1,661,985	1,640,636	(1)
Leverage ratio	6.53%	6.82%

The information relating to Annex 1-O Leverage Ratio is available on the website

www.santander.com.mx/ir

Earnings Release | 3Q 2020
Banco Santander México	84

15. Risk Diversification

Pursuant to the general rules for risk diversification in the performance of borrowing and lending transactions applicable to credit institutions, published in the Federal official Gazette on April 30th, 2003, the following information with respect to credit risk transactions as of September 30th, 2020, is provided:

- As of Sep 30th, 2020 the Bank did not grant financing to debtors or groups of individuals representing single common risk greater than amount of core capital Bank.

- Loans granted to the three major debtors or groups of persons representing a common risk for a total amount of $41,497mdp representing the 38.26% of the basic capital of the Bank.

16. Internal and external Sources of Liquidity

Financial sources of liquidity in domestic and foreign currency come from the different savings products that Banco Santander México offers to its clients; mainly demand and time deposits.

An additional internal source of liquidity is the collection of fees, interests and principal amounts of the loans that the Bank grants to its clients.

With respect to external sources of liquidity, the Bank has access to the domestic and foreign capital markets through the issuance of debt or equity instruments. Santander México also obtains funding from other institutions including the Mexican Central Bank, development banks, commercial banks, and other institutions.

Banco Santander México may also obtain liquidity through sale and repurchase agreements (short-term repos) over securities it holds in its investment portfolio. Additionally, the Bank could obtain liquidity through the sale of assets.

17. Dividends Policy
Banco Santander México performs the payment of dividends pursuant to the applicable legal, administrative, fiscal and accounting rules, based in the results obtained by Banco Santander México. The payment of dividends is discussed in the Ordinary General Stockholders’ Meeting, which is the body that orders and approves the payment of dividends to the stockholders.

18. Treasury Policies

The activities of Banco Santander México’s treasury are performed pursuant to the following:

a)  In compliance with the provisions issued by the different authorities of the financial system for bank institutions, such as guidelines for lending and borrowing transactions, accounting rules, liquidity ratios, regulatory matching, capacity of the payment systems, etc.

b)  Internal limits for market, liquidity and credit risks that are reviewed and approved by appropriate committees, i.e., there are limits established and independent for treasury activities for the management of the assets and liabilities of the bank with respect to the market and liquidity risk derived from such management, as well as the limits regarding counterparty risk derived from the daily transactions. The treasury is responsible for their activities within the limits allowed to manage their risk.

c)  Compliance with the guidelines stipulated by national and international standard agreements regarding transactions performed in markets.

d)  Sound market practices.

e)  Strategies proposed in the banks internal committees.

f)   Compliance with the operation policies and procedures of the institution.

19. Shareholding
Subsidiaries	% of interest

Santander Consumo, S.A. de C.V., SOFOM, E.R.	99.99
Santander Vivienda, S.A. de C.V., SOFOM, E.R.	99.99
Santander Inclusion Financiera, S.A. de C.V., SOFOM, E.R.	99.99
Centro de Capacitación Santander, A.C.	99.99
Banco Santander, S.A. F-100740	99.99
Fideicomiso GFSSLPT Banco Santander, S.A.	89.14
Santander Servicios Corporativos, S.A. de C.V.	99.99
Santander Servicios Especializados, S.A. de C.V.	99.99
Santander Tecnología México, S.A. de C.V.	99.99

Earnings Release | 3Q 2020
Banco Santander México	85

20. Internal Control

The activities of Banco Santander Mexico are governed by the current legislations of the local regulator and for a series of guidelines established by his holding company, Banco Santander, whose headquarters are located in Madrid.

For the compliance of the regulations in force, Santander México has developed and implemented an Internal Control Model (ICM) which includes the participation of the Board of Directors, the statutory advisor, the Audit Committee, the Internal Audit Department, the General Direction, the Executive Direction of Non-Financial Risks (Internal Control), Financial Control Department and the Regulatory Control Department.

The ICM is based in the identification and documentation of the main risks and the annual assessment of the controls that are created to mitigate such risks. ICM guarantees, among other aspects, design and execution of controls, establishment and updating of measures and controls that promote the compliance with the internal and external regulations, such as the Committee of Sponsoring Organizations of the Treadway Commission (COSO) guidelines and the proper operation of the financial data processing systems.

The internal control system includes:

The implementation of an organizational structure has allowed the development and growth of the bank. Such structure is constituted as follows:

CEO and General Direction

The following functions report to the President and CEO:

▪	Deputy General of intervention and Management Control

▪	Deputy General Direction of Corporate Resources and Recoveries

▪	Deputy General Direction of Legal Affairs and Compliance

▪	Chief Financial Officer

▪	Deputy General Direction of Corporate & Investment Banking

▪	Deputy General Direction of Enterprises and Institutions

▪	Deputy General Direction of Risk

▪	Deputy General Direction of Public Affairs and Strategy

▪	Executive Direction of Audit

▪	Executive Direction of Human Resources

▪	Deputy Head of Technology

▪	Chief Information Security Officer

▪	Executive Direction of Operations and Processes

▪	Chief of Staff North America

▪	Direction of Coordination and Monitoring

▪	Vice-president of Commercial Banking[1]:

-	Deputy General Direction Network Commercial

-	Deputy General Direction of New Businesses

-	Deputy General Direction of Strategy of Business

-	Executive Direction of Digital Banking

-	Executive Direction of Strategy Clients

-	Executive Direction of Commercial Planning

The roles and responsibilities of each direction have been stipulated in order to optimize the performance of the activities of Santander México.

The Organization area, via manuals, circulars and bulletins, governs the activities of the bank; likewise, the Regulatory Control Department has established a general Code of Conduct that every employee of Santander México has to follow.

Earnings Release | 3Q 2020
Banco Santander México	86

1)       Until October, 15 2020

The structure of Santander México includes the constitution of a Board of Directors, which establishes the objectives, the policies and general procedures of Santander México, the appointment of directors and the constitution of committees that are to supervise the development of the activities of Santander México.

The committees that supervise the development of the entities that constitute Banco Santander México, created and reported to the Board of Directors, are:

▪	Audit Committee

▪	Corporate Practices, Nominating and Compensation Committee

▪	Risk Management Committee

▪	Remuneration Committee

The registration, control and storage of the daily activities of Santander México are carried out by systems mainly designed and focused on the banking and brokerage activity. The common platform for such purposes is known as ALTAIR and it is applied by all the entities in Latin America that are part of Banco Santander (España).

Loans portfolio and transactions of commercial banking of the bank are controlled and registered at ALTAIR. Treasury activities are controlled and registered in computer platforms and the operations are centralized for its accounting registration in ALTAIR. Such platforms comply with the parameters stipulated by the CNBV with respect to reliability and accuracy.

Santander México is regulated by the CNBV, and therefore, the financial statements are prepared according to the accounting practices stipulated by such Commission via the issue of accounting circulars, general official letters and particular official letters regarding the accounting registration of transactions. For such purposes, the accounting system of Santander México has been structured with an accounts catalog stipulated by the Commission, and all the reports come from such system and comply with the applicable provisions.

Within Santander México, there is an independent area of Internal Audit, whose mission is to oversee the compliance, efficacy and efficiency of the internal control systems of the Bank, as well as the reliability and quality of the accounting information.

To achieve so, Internal Audit verifies that the risks inherent to the activity of Santander México are properly covered and the policies stipulated by the Direction, the applicable internal and external regulations and the procedures are observed.

The results of the activities of Internal Audit are reported on regular basis to the General Direction, the Audit Committee and the Board of Directors. Among other issues, the results of the audits performed to the different business units of the companies that constitute Santander México and the follow up of the recommendations provided to the different areas and/ or entities are informed.

Internal Audit has a quality system oriented to the client satisfaction focus on continuous process improvement, which has been subject to a successful Quality Assurance Review (QAR) during 2014.

In summary, Internal Control of Santander México includes the continuous development, implementation and updating of an internal control model where all the areas of the bank have an active role.

During the quarter, there have been no changes to the internal controls and internal audit guidelines.

Earnings Release | 3Q 2020
Banco Santander México	87

21. Transactions with related parties

Receivable
Funds available	1,987
Derivatives (asset)	121,202
Performing loan portfolio	9,449
Other receivables, (net)	34,199

Payable
Time deposits	2,989
Demand deposits	4,719
Credit instruments issued	1,115
Creditors under sale and repurchase agreements	2,194
Derivatives (liability)	119,595
Other payables	3,003
Creditors from settlement of transactions	10,827
Subordinated debentures	31,358

Revenues
Interest	205
Premium on sale and repurchase agreements	36
Others	157

Net Commissions	4,590
Net gain (loss) on financial assets and liabilities	(20,374)

Expenses
Interest	1,356
Administrative expenses	894
Technical assistance	1,776

22. Interests on loan portfolio
As of September 30th, 2020, the consolidated income statement includes, in the item "Interest income", Ps.62,910 million that correspond to interests from the loan portfolio of Banco Santander México, S.A., Santander Consumo, S.A. de C.V. SOFOM E.R. and Santander Vivienda, S.A. de C.V. SOFOM E.R.

Earnings Release | 3Q 2020
Banco Santander México	88

23. Integral Risk Management (unaudited)

Risk management is considered by Banco Santander as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by Banco Santander for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of Banco Santander and the creation of long-term value.

In order to comply with the provisions regarding the Comprehensive Risk management applicable to credit institutions, issued by the National Banking and Exchange Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of Banco Santander, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

Market Risk

The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of Banco Santander, and to establish the parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk management Committee and to the Board of Directors.

The market risk management is to identify measure, monitor and control risks arising from fluctuations in interest rates, exchange rates, prices and other market risk factors in currency, money, capital and derivative markets that are exposed the positions that belong to Banco Santander.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and or securities held to maturity. The main characteristic that identifies securities available for sale is their permanent nature and they are managed as an structural part of the balance sheet. Banco Santander has established provisions that all securities available for sale must fulfill, as well as adequate controls for the compliance of such provisions.

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

Trading Books

In order to measure the risk in a global approach, the methodology of Value at Risk (“VaR”) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level. VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

Note that the historical simulation model is limiting to assume that the recent past represent the near future.

Earnings Release | 3Q 2020
Banco Santander México	89

The Value at Risk as of the end of third quarter of 2020 (unaudited) amounted to:

Bank
	VaR (Thousands of pesos)%
Trading Desks	190,437.39	0.13%
Market Making	56,151.34	0.04%
Proprietary Trading	23,961.43	0.02%

Risk factor
Interest rate	97,771.51	0.07%
Foreign exchange	144,960.17	0.10%
Equity	850.23	0.00%
* % of VaR with respect to Net Capital

The Value at Risk for the average the third quarter of 2020 (unaudited) amounted to:

Bank
	VaR (Thousands of pesos)%
Trading Desks	169,058.44	0.12%
Market Making	44,256.83	0.03%
Proprietary Trading	23,781.29	0.02%

Risk factor
Interest rate	85,726.33	0.06%
Foreign exchange	135,174.36	0.10%
Equity	1,340.06	0.00%
* % of VaR with respect to Net Capital

Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test). Such estimates are generated using two different methods:

■	Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.

■	Applying to risk factors changes that depend on the volatility of each risk factor.

On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

Assets and Liabilities Management

Commercial banking activities of Banco Santander generate important balance sheet amounts. The Assets and Liabilities Committee (“ALCO”) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of Banco Santander, sensitivity to Net Interest Income (“NIM”) and Market Value of Equity (“MVE”) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

Earnings Release | 3Q 2020
Banco Santander México	90

	Sensitivity NIM				Sensitivity MVE
Bank	Jul-20	Aug-20	Sep-20	Average	Jul-20	Aug-20	Sep-20	Average
Balance MXN GAP	2%	2%	3%	3%	33%	41%	45%	40%
Scenario	(100) bp	(100) bp	(100) bp	N/A	+100 bp	+100 bp	+100 bp	N/A
Balance USD GAP	31%	32%	29%	31%	23%	21%	23%	22%
Scenario	(100) bp	(50) bp	(50) bp	N/A	(50) bp	(50) bp	(50) bp	N/A

Using simulation techniques, the predictable change of the net interest income and the market value of equity are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios, as of the end of the third quarter of 2020:

	Sensitivity NIM				Sensitivity MVE
Bank	Scenario	Total	Derivatives	Non Derivatives	Scenario	Total	Derivatives	Non Derivatives
Balance MXN GAP	(100) bp	(49)	(991)	941	+100 bp	(1,896)	1,544	(3,440)
Balance USD GAP	(50) bp	(391)	26	(417)	(50) bp	(1,146)	(1,115)	(31)

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

Limits

Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units. These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in equity, open foreign currency positions, sensitivity of net interest income and sensitivity of market value of equity.

Liquidity Risk

Liquidity risk is related to the ability of Banco Santander to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

Banco Santander carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial. Banco Santander realizes a control for the maintenance of a sufficient quantity of liquid assets to guarantee a horizon of survival during a minimum of days facing a scene of stress of liquidity without resorting to additional financing sources. The risk of Liquidity is limited in terms of a minimal period of days established for local, foreign and consolidated currencies. It is necessary to indicate that in the current quarter incidents have not been had in the metrics.

Million pesos	Total	1D	1W	1M	3M	6M	9M	1Y	5Y	>5Y

Structural GAP	167,824	(141,665)	(44,149)	(43,399)	58,087	43,700	42,033	24,003	320,118	(90,905)
Non Derivative	169,279	(141,664)	(44,118)	(43,514)	58,729	43,452	42,308	23,645	317,942	(87,502)
Derivatives	(1,455)	(1)	(31)	115	(643)	248	(275)	358	2,176	(3,403)

Credit Risk

Management of credit risk of Grupo Financiero Santander is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

From a global perspective, management of credit risk in Grupo Financiero Santander is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

Risks receiving an individual treatment (risks with companies, Grupo Financiero Santander and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises).

Risks managed on individual basis are subject to a solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc,).

Earnings Release | 3Q 2020
Banco Santander México	91

Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools are used (expert and credit scoring systems).

Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for Grupo Financiero Santander. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

Grupo Financiero Santander has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Group.

Probability of Default and Expected Losses

Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default.

The system allows the calculation of the probability for the different loans portfolios.

a.	The probability of failure is for “No Retail” portfolios. It is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basilea Convention are used.

b.	Once the probability of default is determined, the parameters of “severity of Loss” (“LGD”) and “Exposure at Default” (“EAD”) stipulated in Basilea, are taken into consideration.

Once the abovementioned factors are obtained, the Expected Loss (“PE”) is calculated as follows:

Expected Loss = Probability of Default x Severity of Loss x Exposure at Default

i.e.: PE = PD * LGD * EAD

Counterparty Risk

Within the credit risk, there is a concept that, due to its specific characteristics, it requires a special management: the Counterparty Credit Risk.

Counterparty Credit Risk (CCR) is defined as the risk that may arise from total or partial breach of the financial obligations contracted with the entity. It is a bilateral credit risk, as it may affect both parties of the transaction, and it is uncertain, since it is conditioned by the behavior of markets, which are volatile.

The financial securities that generates this exposure are the financial derivatives, repurchase agreements (REPOs) and security lending. The management and control of this type of credit risk is carried out by a specific team with an organizational structure independent from the business teams.

For the control of the counterparty credit lines, the Equivalent Credit Risk (REC) is used. The REC is the metric that represents the peak exposure or the highest potential future exposure value at a specific time interval and it can be obtained in the following ways:

•	Gross REC: it measures the exposure without considering netting and collateral agreements. It´s obtained at a transaction level and at other levels of aggregation.

•	Net REC: it measures the exposure considering netting and collateral agreements and personal or financial guarantees. It´s calculated at a netting agreement level and at other levels of aggregation.

In addition to the Counterparty Risk, there is the issuing risk, which is generated by the acquisition and / or direct disposal of public and private instruments of authorized securities and the Settlement Risk, also known for Herstatt risk for FX trading, is the risk that is generated in the exchange of securities when one of the parties fails to deliver the securities/currency/cash, committed by contract, having received the amount from the other party.

The control of Counterparty Risk is performed in a daily basis using the Interactive Risk Integrated System (IRIS), which allows to know the credit line availability for all the counterparties, for any of the instruments already mentioned and term.

For the process of control for this risk, Financial Risk Division oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Risk Management Committee, with respect to the limits to Counterparty Credit Risks, Issuer Risks and current consumptions. In addition, on a monthly basis, a report is presented to the Global Banking Credit Committee and Retail Credit Committee with respect to incurred excesses and transactions with non-authorized customers. Also, in a monthly basis, is presented to the Risk Management Committee the present value of the expected loss for the actual portfolio of derivatives and repos in a base scenario and two other stressed scenarios (LGD and PD).

Currently, Banco Santander has lines of counterparty credit risk with the following segments: Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutional Banking, Large Enterprises Unit and Project Finance.

Earnings Release | 3Q 2020
Banco Santander México	92

Equivalent Net Credit Risk of the lines of Counterparty Credit Risk and Issuer Risk of Banco Santander for the 3Q of 2020:

Equivalent Net Credit Risk
Millions of U.S. Dollars
Segment	Jul-20	Aug-20	Sep-20	Average
Sovereign Risk, Development Banking and Financial Institutions	995	843	1,062	967
Corporates	509	492	470	490
Project Finance	466	437	437	447
Companies	352	298	289	313

Mart to Market
Millions of U.S. Dollars
Segment	Jul-20	Aug-20	Sep-20	Average
Sovereign Risk, Development Banking and Financial Institutions	22,880	17,059	19,688	19,876
Corporates	(440)	(432)	(435)	(436)
Project Finance	296	279	272	282
Companies	235	195	186	205

Weighted Rating
Segment	Jul-20	Aug-20	Sep-20	Average
Sovereign Risk, Development Banking and Financial Institutions	6.8	6.7	6.7	6.7
Corporates	6.1	5.9	6.0	6.0
Project Finance	5.2	4.7	4.7	4.8
Companies	5.7	5.6	5.6	5.6

The average rating was calculated by weighting internal rating by exposure

Equivalent Net Credit Risk of the lines of Issuer Risk of Banco Santander for the 3Q of 2020:

Equivalent Net Credit Risk
Millions of U.S. Dollars
Segment	Jul-20	Aug-20	Sep-20	Average
Sovereign Risk, Development Banking and Financial Institutions	23,307	19,662	21,889	21,753
Corporates	60	58	58	59
Project Finance	0	0	0	0
Companies	0	0	0	0

The equivalent credit risk lines maximum gross counterparty risk of Banco Santander as of the end of the Third quarter of 2020, which corresponds to derivative transactions, is distributed depending on the type of derivative:

Gross REC distribution
Type of Derivative	End of 3Q20
Interest Rate Derivatives	69.79%
Exchange Rate Derivatives	14.64%
Bonds Derivatives	0.00%
Equity Derivatives	15.57%
Total	100%

The Expected Loss of Banco Santander at the end of the quarter of 2020, and the quarterly average of the expected loss of the lines of Counterparty risk of Banco Santander are:

Expected Loss
Millions of U.S. Dollars
Segment	Jul-20	Aug-20	Sep-20	Average
Sovereign Risk, Development Banking and Financial Institutions	3.14	2.87	3.08	3.03
Corporates	12.44	9.96	10.37	10.93
Project Finance	8.90	7.08	8.12	8.03
Companies	7.00	5.41	6.09	6.17

Earnings Release | 3Q 2020
Banco Santander México	93

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom Banco Santander has current positions of financial instruments with Counterparty Credit Risk. It is important to mention that Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

Respect to total collateral received for derivatives transactions as of the end of the 3Q of 2020:

Warranty
Average
Cash	65.36%
Debt issued by the Mexican Government	12.91%
Debt issued by Sovereigns other than the Mexico	21.73%

Note: In the event that the credit rating of Banco Santander is lowered, there would be no impact on the amount of real guarantees that the Institution would have to provide, because the guarantee contracts with a threshold greater than 0 are unilateral in favor of the Institution.

In respect to collateral management in derivatives transactions, counterparty’s positions are valuated according to the frequency established at each collateral agreement. In addition, all credit risk parameters, established at each collateral agreement are considered to obtain the amount of collateral to be delivered or to be received from the counterparty. These amounts, margin calls, will be requested from the counterparty which has the right to receive the collateral, according to the frequency established at the collateral agreement. The counterparty which receives the margin call, has the right to analyze the valuation and it could result on discrepancies to solve. There are two types of margins for derivatives:

•	Variation Margin: it refers to collateral delivered by a counterparty to another counterparty in order to meet its obligations under one or more transactions between the parties, as a result of a change in the value of such obligations since the last time those collaterals were delivered.

•	Initial Margin: it refers to the collateral received by a counterparty to cover its current and future exposure in the interval between the last receipt of margin and the settlement of positions or the coverage of market risk after a default by the other counterparty.

The control of wrong-way risk is also performed by the counterparty credit risk team. This risk occurs when the "exposure to a counterparty is adversely correlated with the credit quality of that counterparty", in short it arises when default risk and credit exposure increase together. In Banco Santander (Mexico) the deals with wrong-way risk receive a special treatment, they are not included in the netting set and must have an independent CSA, so the exposure is limited.

Legal Risk

Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against Banco Santander and the application of fines, with respect to the transactions carried out by Banco Santander.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against Banco Santander and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

Operational Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The main objective is to avoid or reduce the impact of Operational Risk, through the identification, monitoring and control of the factors that trigger the events of potential loss. Therefore, it also requires to establish policies and procedures to operate under the risk exposure that the Bank is willing to accept.

The sound management of risk involves mainly the heads of each Business Unit on the management tools and results; as well as a continuous training to the staff. The pillars on which the operational risks are managed are:

a) Strategic planning and budget: Required activities to define the operational risk profile for Banco Santander México; this includes:

-	Risk appetite, defined as the level of risk that the Bank is willing to accept

-	Loss annual budget, ensuring the overview of real losses according to the budget and the deviations, challenging the controls and extenuation measures.

Earnings Release | 3Q 2020
Banco Santander México	94

b) Identify, measure and evaluation of the Operational risk; identify risks and the factors that trigger them in the Bank, and estimate the qualitative or/and quantitative impact.

c) Monitoring; The Overview and monitoring of operational risk goal for periodic analysis of available information of risk (type and level) during the normal development of the activities.

d) Extenuation (Mitigation); once the Operational Risk has been assessed, it is required to establish actions to avoid the risk or to mitigate the impact for risk that materialize, develop a cost-benefit study and indicators should be implemented to help us evaluate the effectiveness of these actions.

e) Reporting; the Operational Risk profile and performance of the Operational Risk environment is presented on a regular basis in Bank Committees.

Banco Santander México had an average monthly loss of MXN 41,5 million for operational risk in general to the third quarter of 2020.

Since December 2016, Banco Santander México applies the Alternate Standard Approach (ASA) for operational risk capital requirements.

Technological Risk

Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of Banco Santander.

Banco Santander México has adopted a corporate model for the management of technological risk (which includes cyber risks), integrated into the service and support processes of the technological areas, to identify, evaluate, monitor, control, mitigate and report the technological risks to which the operation is exposed. This model allows the establishment of control measures to reduce the probability of risks materializing or, minimize the impact of those risks.

Processes and levels of authorization

Pursuant to internal regulations, all the products and services traded by Banco Santander are approved by the “Comité de Comercialización” and by the “Comité Corporaivo de Comercialización”. Those products or services that are modified or extended with respect to their original approval must be approved by the “Comité de Comercialización” and, depending of their relevance, the “Comité Corporaivo de Comercialización” must approve them too.

All areas taking part in the operation of the product or service, depending on the nature of such product or service, as well as the areas responsible for their accounting registration, legal formalization, fiscal treatment, risk assessment, etc. are present in the Committee. All approvals shall be unanimous as there are no authorizations approved by majority of votes. In addition to the Committee’s approval, there are products that require authorizations from local authorities, and therefore, the Committee’s approvals are subject to the authorizations issued by the competent authorities in each case.

Finally, all the approvals shall be authorized by the Comprehensive Risk Management Committee.

Independent Reviews

Banco Santander is subject to the monitoring and supervision of the National Bank and Exchange Commission, the Central Bank of Mexico and the Bank of Spain, and such monitoring and supervision is exercised via follow-up processes, inspection visits, information requests, delivery of documents and reports.

Likewise, periodic reviews are performed by Internal and External Auditors.

General description of the valuation techniques

Derivative financial securities are valued at reasonable value, according to the accounting rules established in the Circular Letter for Credit Institutions issued by the National Banking and Exchange Commission, in Principle B-5 “Derivative Financial Instruments and hedging Transactions” and the provisions in Principle A-2 “Application of specific rules”, and the provisions in the specific rule included in Bulletin C-10 of the Financial Information Rules.

A.	Methodology of Valuation

1)	Trading purposes

a)	Organized Markets

Valuation is made at the corresponding closing market price. Prices are provided by the supplier of prices.

Earnings Release | 3Q 2020
Banco Santander México	95

b)	Over-the-Counter Markets

i)	Derivative financial instruments with optionality.

In the majority of the cases, a general form of the Black & Scholes model is used. Such model assumes that the underlying product follows a lognormal distribution. For exotic products or when payment depends on the trajectory of any market variable, MonteCarlo simulations are used. In this case, it is assumed that logarithms of the different variables follow a multi-varied normal distribution.

ii)	Derivative financial instruments with no optionality.

The valuation technique is to obtain the present value of the estimated future flows.

In all cases, Banco Santander carries out the valuation of its positions and registers the corresponding value. In some cases, a different calculation agent is designated, and such calculation agent may be the counterparty or a quarter party.

2)	Hedging purposes

In the performance of its commercial banking activities, Banco Santander has tried to cover the evolution of the financial margin of structured portfolios that are exposed to adverse movements in interest rates. The ALCO, the body responsible for the management of long-term assets and liabilities, has constituted the portfolio via which the Banco Santander achieves such hedge.

An accounting hedge is defined as a transaction that complies with the following conditions:

a.	A hedge relationship is designated and documented from the beginning in an individual file, where its objective and strategy is established.

b.	The hedge is effective for the compensation of variations in the reasonable value or in the cash flows attributed to such risk, according to the risk management documented at the beginning.

The Management of Banco Santander performs derivative transactions for hedging purposes with swaps.

Derivatives for hedging purposes are valued at market value, and the effect is recognized depending on the type of accounting hedge, pursuant to the following:

a.	In the case of fair value hedges, they are valued at market value for the risk covered, the primary position and the hedging derivative instrument, and the net effect is registered in the statement of income of the corresponding period.

b.	In the case of cash flow hedges, the hedging derivative instrument is valued at market value. The effective portion of the hedge is registered in the comprehensive income account, within the stockholders’ equity, and the ineffective portion is registered in the statement of income.

Banco Santander ceases the recording of hedges at the maturity date of the derivative, or when such derivative is sold, cancelled or exercised; when the derivative does not reach a high efficiency in compensating the changes in the reasonable value or the cash flows of the covered item, or when Banco Santander decides to cancel the hedge.

It shall be fully evidenced that the hedge fulfills the objective for which derivatives were contracted for. This effectiveness requirement assumes that the hedge must comply with a maximum range of deviation with respect to the initial objective of 80% to 125%.

In order to demonstrate the efficacy of hedges, two tests are to be carried out:

a)	Forward-looking Test: it is demonstrated that, in the future, the hedge will be within the aforementioned range of deviation.

b)	Retrospective Test: This test reviews if, in the past, from its initial date to now, the hedge has been maintained within the allowed range of deviation.

In the cases of Fair Value Hedges and the Cash Flow Hedges, they are retrospective and forward-looking efficient and within the allowed maximum range of deviation.

B.	Reference Variables

The most relevant reference variables are:

Exchange Rates

Interest Rates

Equity

Baskets of equities and stock indexes.

Earnings Release | 3Q 2020
Banco Santander México	96

C.	Frequency of valuation

Derivative financial instruments for trading and hedging purposes are valued on a daily basis.

Management of internal and external sources of liquidity that may be used for the compliance of requirements related to derivative financial instruments.

Resources are obtained via the National and International Treasury departments.

Changes in exposure to identified risks, contingencies and events, known or expected, in derivative financial instruments.

At the end of the quarter of 2020, Banco Santander has no situation or contingency such as changes in the value of the underlying asset or the reference variables, that may cause the use of the derivative financial instruments to be different to their original intended use, a significant change in their scheme or the total or partial loss of the hedge, requiring the Issuer to assume new obligations, commitments or variations in its cash flow or affecting its liquidity (day trade calls), nor contingencies or events known or expected by the Management that may affect future reports.

Summary of Derivative Financial Instruments
Million Pesos as of September 30th, 2020

Derivatives	Underlying Asset	Purposes trading or hedging	Notional	Fair Value
				Current Quarter	Previous Quarter

Forwards	Foreign Currency	Trading	415,601	466	(767)
Forwards	Equity	Trading	1,714	(33)	(5)

Futures	Foreign Currency	Trading	3,941	0	0
Futures	Market Index	Trading	1,708	0	0

Options	Equity	Trading	1,853	(516)	(478)
Options	Foreign Currency	Trading	144,418	1,246	1,308
Options	Market Index	Trading	1,828	119	156
Options	Interest Rate	Trading	172,163	113	213

Swaps	Cross Currency	Trading	984,939	(1,463)	(3,337)
Swaps	Interest Rate	Trading	7,271,793	6,486	7,453
Swaps	Equity	Trading	640	82	167

Forwards	Foreign Currency	Hedging	60,507	3,313	1,057

Swaps	Cross Currency	Hedging	58,554	(13,814)	(14,672)
Swaps	Interest Rate	Hedging	65,905	(3,897)	(4,616)

Santander México, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions, and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.

During the third quarter of 2020, there have been no derivatives which underlying assets are investments in proprietary shares or stock certificates that represent them.

During the third quarter of 2020, the number or expired derivative financial instruments and closed positions was as follows (unaudited):

Description	Maturities	Closed Positions
CAPS AND FLOORS	381	10
EQUITY FORWARD	9	0
OTC EQ	132	12
OTC FX	953	202
SWAPTIONS	0	0
FX FORWARD	2822	133
IRS	1515	964
CCS	82	15

Earnings Release | 3Q 2020
Banco Santander México	97

The amount of day trade calls performed during the quarter was the necessary for covering contributions to organized markets and the requirements in collateral agreements.

During the third quarter of 2020, there were no defaults by counterparties.

Sensitivity Analysis

Identification of Risks

Sensitivity measures of market risk associated with securities and derivative financial instruments are those that measure the change (sensitivity) of the market value of the financial instrument concerned, when changes in each of the risk factors associated with same occur.

The sensitivity of the value of a financial instrument when changes in market factors occur and is determined by the full instrument revaluation.

The sensitivities are detailed below according to each risk factor and associated historical consumption of the trading book.

The management strategy of the organization is integrated with security positions and derivatives. The latter are used largely to mitigate the market risk of the second. In view of the above, the sensitivities or exposures as described below are both types of instruments considered as a whole.

1. Sensitivity to risk factor “Equity (“Delta EQ”)”

The EQ Delta shows the change in the portfolio's value in relation to changes in the prices of equities.

The EQ Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets in equities, in the case of equities, this considers the relative variation of 1% of market price title.

2. Sensitivity to risk factor “Foreign Exchange”, (“Delta FX”)

The FX Delta shows the change in the portfolio's value in relation to changes in asset prices exchange rate.

The FX Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets of the exchange rate, In the case of currency positions, this considers the relative variation of 1% of the corresponding exchange rate.

3. Sensitivity to risk factor “Volatility” (“Vega”)

Vega sensitivity is the measure resulting from changes in the volatility of the underlying asset (the reference asset). Vega risk is the risk that a change in the volatility of the underlying asset value, that results in a change in the market value of the derivative.

The calculation of Vega sensitivity, considers the absolute change of 1% in the volatility of the underlying asset value.

4. Sensitivity to risk factors “Interest Rate” (“Rho”)

This sensitivity quantifies the change in value of financial instruments for the trading portfolio in the face of a parallel increase in the interest rate curves of a basis point.

The table below presents the sensitivities described above corresponding to the position of the trading portfolio, as of the end of the third quarter of 2020:

Sensitivity Analysis
Million pesos
Total Rate Sensitivity
	Pesos	Other Currencies
Sens. a 1 Bp	(5.05)	13.21

Vega Risk factor
	EQ	FX	IR
Total	(0.10)	(0.90)	(1.44)

Delta Risk Factor (EQ and FX)
	EQ	FX
Total	(0.09)	(49.80)

Earnings Release | 3Q 2020
Banco Santander México	98

It is considered that the above sensitivity table reflects prudent management of the trading portfolio of Banco Santander with respect to risk factors.

Stress Test for Derivative Financial Instruments

The following are various stress test scenarios considering various scenarios calculated for the trading portfolio of Banco Santander.

•	Probable scenario

This scenario was defined based in the movements derived from a standard deviation, with respect to risk factors that have an influence over the valuation of financial instruments. Specifically:

o	Risk factors of Interest Rate (“IR”), volatility (“Vol”) and rate of Exchange (“FX”) were incremented in a standard deviation.

o	Risk factors with respect to stock market (“EQ”) were decreased in a standard deviation.

•	Possible scenario

Under this scenario, as requested in the official letter, risk factors were modified in 25%. Specifically:

o	Risk factors: IR, Vol and FX were multiplied by 1.25 that means, they were incremented in 25%.

o	Risk factor EQ was multiplied by 0.75 that means, it was decreased in 25%.

•	Remote scenario

Under this scenario, as requested in the official letter, risk factors were modified in 50%. Specifically:

o	Risk factors IR, Vol and FX are multiplied by 1.50, that is, they were incremented in 50%.

o	Risk factor EQ was multiplied by 0.5, that is, it was decreased a 50%.

Effect in the Income Statement

The following table shows the possible income (loss) for the trading portfolio of Banco Santander, in millions of Mexican pesos for each stress scenario, as of the end of the third quarter of 2020:

Summary of Stress Test
Million pesos

Risk Profile	Stress all factors
Probable scenario	(53)
Remote scenario	(2,707)
Possible scenario	(1,303)

24. Disclosure of the Liquidity Coverage Ratio

On December 31st, 2014, the Commission and the Central Bank of Mexico published in the Federal Official Gazette, the General Provisions on Liquidity Requirements for multiple banking institutions, which establish liquidity requirements that credit institutions must comply at all times in accordance with the guidelines established by the Committee on Regulation of Bank Liquidity at its meeting held on October 17th, 2014.

These regulations came into effect on January 1st, 2015.

Earnings Release | 3Q 2020
Banco Santander México	99

During the third quarter of 2020, the weighted average CCL for the Bank is 275.11%, complying with the Bank´s desired Risk Profile and well above the regulatory minimum established in the regulations.

Million pesos		Amount unweighted (average)	Weighted amount (average)

Liquidity Assets
1	Total high-quality liquid assets	Not applicable	259,611
Cash Outflows
2	Unsecured retail financing	271,323	16,422
3	Stable funding	214,209	10,710
4	Less stable funding	57,114	5,711
5	Unsecured wholesale funding	454,745	171,987
6	Operational deposits	233,815	54,006
7	Non-operational deposits	197,956	95,007
8	Unsecured debt	22,974	22,974
9	Secured wholesale funding	Not applicable	403
10	Additional requirements:	244,274	59,606
11	Outflows related to derivatives exposures and other collateral requirements	97,230	51,165
12	Outflows related to loss of funding on debt products	0	0
13	Credit and liquidity facilities	147,044	8,441
14	Other contractual funding obligations	92,651	559
15	Other contingent funding obligations	8,927	8,927
16	Total Cash Out	Not applicable	257,904
Cash Inflows
17	Cash inflows secured transactions	69,611	1,711
18	Cash inflows from operations unsecured	153,148	124,058
19	Other cash inflows	31,541	31,541
20	Total Cash Inflows	254,300	157,310
	Total adjusted value
21	Total of Eligible Liquid Assets	Not applicable	259,611
22	Total Net Cash Out	Not applicable	100,851
23	Liquidity Coverage Ratio	Not applicable	275.11%

The presented numbers are subject to review and therefore they might suffer changes.

Notes related to the Liquidity Coverage Ratio

a)	Natural days contemplated in the quarterly report.

•	92 days.

b)	Main causes of the results of the Liquidity Coverage Ratio and the evolution of its main components;

•	During the quarter, there was an increase in CCL mainly attributed to a reduction in credit, which increased liquid assets.

c)	Changes of major components within the quarter report.

•	During the quarter, there was an increase in CCL mainly attributed to a reduction in credit, which increased liquid assets.

d)	Evolution of the composition of the Eligible and Computable Liquid Assets.

•	The Bank has a significant proportion of liquid assets comprised by government debt, deposits in Bank of Mexico and cash.

e)	Concentration of funding sources.

•	The main sources of funding are diversified by its own nature as: (i) demand deposits; (ii) term deposits, which include retail deposits and the money market (promissory notes with interest payable at maturity), and (iii) repurchase agreements.

•	In addition, the Bank has registered programs for local market´s debt issuances and has experience issuing in international markets.

f)	Exposures in financial derivative instruments and possible margin calls.

•	Performed analyses don’t show any significant vulnerabilities coming from financial derivative instruments.

g)	Currency mismatch.

•	Performed analyses don’t show any significant vulnerability in Currency mismatch.

h)	Description of the level of centralization of liquidity management and interaction between the units of the group.

•	Banco Santander Mexico is autonomous in terms of liquidity and capital; it develops its financial plans, liquidity forecast, and analyzes funding requirements for all its subsidiaries. The Bank is responsible for its own "ratings", its issuance program, "road shows", and any other activities to keep its ability to access capital markets. The issuance activity is performed without having the guarantee of the parent company.

•	The liquidity management of all Bank subsidiaries is centralized.

i)	Cash flows and Inflows, if any, that are not captured in this framework, but the institution considers relevant to the liquidity profile.

•	The Liquidity Coverage Ratio considers only the inflows and outflows up to 30 days, however the flows that are not contained in the metric are well managed and controlled by the Group.

Earnings Release | 3Q 2020
Banco Santander México	100

Additional notes for the previous quarter

I. Quantitative information:

a)	The concentration limits for different groups of guarantees received and major sources of financing.

•	The Bank has no concentration limits under guarantees received by market operations, as they are mainly composed of government securities and cash.

b)	Exposure to liquidity risk and funding needs of the institution, taking into account the legal, regulatory and operational constraints on liquidity transfers.

•	Liquidity risk is associated with our capacity to finance the commitments we undertake at reasonable prices, as well as maintaining our ability to carry out our business plans using stable financing sources. Factors that influence liquidity risk may be external, such as a liquidity crisis, or internal, such as an excessive concentration of maturities.

•	The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and liquidity horizons.

•	The liquidity horizons metric has been defined to ensure that the Group has sufficient liquid assets to comply with its requirements during a certain period of time, given different stress scenarios. The Group set a 90-day survival horizon for local currency and consolidated balance and a 30-day survival horizon for foreign currency. During the 2Q20, the balance remained above the established limits, and therefore we maintained a sufficient liquidity buffer.

30/06/2020	Term	Amount
Million pesos
Consolidated	90 days	262,430
Local Currency	90 days	120,593
Foreign Currency	30 days	163,228

c)	Balance sheet maturity liquidity gap including off balance sheet accounts.

•	The table below shows the liquidity gap of our assets and liabilities using maturity dates as of June 30, 2020. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented.

Million pesos	Total	0-1 months	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	>5 years	Not Sensitive

Money Market	127,265	30,217	0	0	24	0	0	0	97,023
Loans	972,738	82,068	129,959	97,459	101,210	270,297	122,737	170,293	(1,285)
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	(650)	0	0	0	0	0	0	0	(650)
Securities	599,480	94,748	1,445	11,673	23,180	119,171	47,248	112,342	189,674
Permanent	15,926	0	0	0	0	0	0	0	15,926
Other Balance Sheet Assets	2,610,898	0	0	0	0	0	0	0	2,610,898
Total Balance Sheet Assets	4,325,657	207,033	131,404	109,133	124,414	389,468	169,984	282,634	2,911,587
Money Market	(316,556)	(131,066)	(227)	0	0	0	0	0	(185,263)
Deposits	(849,746)	(292,411)	(39,029)	(22,793)	(28,197)	(75,995)	(52,196)	(339,125)	0
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	0	0	0	0	0	0	0	0	0
Long-Term Funding	(265,087)	(8,916)	(10,210)	(33,781)	(30,177)	(75,031)	(79,202)	(8,783)	(18,987)
Equity	(145,323)	0	0	0	0	0	0	0	(145,323)
Other Balance Sheet Liabilities	(2,593,870)	0	0	0	0	0	0	0	(2,593,870)
Total Balance Sheet Liabilities	(4,170,582)	(432,393)	(49,466)	(56,574)	(58,374)	(151,026)	(131,398)	(347,908)	(2,943,443)
Total Balance Sheet Gap	155,075	(225,360)	81,938	52,558	66,040	238,442	38,587	(65,273)	(31,856)
Total Off-Balance Sheet Gap	(3,685)	(16,145)	226	(251)	251	5,200	(999)	(2,598)	10,630
Total Structural Gap		(182,681)	81,939	50,409	65,150	243,378	37,587	(67,871)	(76,527)
Accumulated Gap		(525,835)	(100,741)	(50,333)	(381)	258,195	295,782	227,911	151,384

Earnings Release | 3Q 2020
Banco Santander México	101

II. Qualitative information:

a)	The way in which liquidity risk is managed within the institution, considering the risk tolerance, the structure and responsibilities for managing liquidity risk, internal liquidity reports, the liquidity risk strategy, policies and practices across business lines and with the board of directors.

•	Our general policy regarding liquidity management seeks to ensure that even under adverse conditions, we have enough liquidity to fulfill client needs, maturing liabilities and working capital requirements. The Bank ´s liquidity management is based on analyses of asset and liability maturities, using contractual and management models.

•	The Financial Management Area is responsible for executing the strategies and policies established by ALCO in order to modify the risk profile of the Bank, within the limits established by the CAIR who reports to the Board.

b)	Financing strategy, including diversification policies, and whether the funding strategy is centralized or decentralized.

•	Annually the Financial Plan for the Bank is prepared considering: the projected business growth, the debt maturity profile, risk appetite, expected market conditions, the implementation of diversification policies and regulatory metrics and the analysis of the liquidity buffer. The Financial Plan is the guide used to issue debt or contract term liabilities and aims to maintain adequate liquidity profile.

•	The funding strategy of all subsidiaries is centralized.

c)	Mitigation techniques of liquidity risk used by the institution.

•	The risk mitigation techniques in the Group have a proactive nature. The Financial Plan in addition to the projection exercises and stress test scenarios allows us to anticipate risks and implement measures to ensure that the liquidity profile is adequate.

d)	Explanation of how the stress tests are used.

•	The Liquidity Stress Test is a Risk Management tool designed to warn the governing committees and areas responsible for making decisions in this area about the potential adverse effects of the liquidity risk the Institution is exposed to.

•	The results of these stress tests aim to identify the impacts prospectively in order to improve planning processes, and help align and calibrate Risk Appetite, Exposure Limits and Levels of Liquidity Risk tolerance.

e)	Description of contingent financing plans.

•	The plan includes the following elements: type and business model as the starting point. Early Warning Indicators to identify in a timely manner the increase in liquidity risk and the elements that define the crisis scenarios used. Additionally we measure the liquidity shortages that stress scenarios could produce and the available actions considered by the plan to restore liquidity conditions. Actions are prioritized in order to preserve the value of the entity and the stability of the markets. A key aspect of the Plan is the governance process, stating the areas responsible for the different stages involved: activation, execution, communication and maintenance of the Plan.

On April 8th the Banking Liquidity Regulatory Committee held a meeting and approved some exceptions to the established Liquidity Requirements (CCL). Those exceptions are listed below:

•	Liquid assets that were eligible as liquid assets as of February 28th, 2020 may continue to be considered as such, even if they would otherwise no longer be eligible as a result of the volatility in financial markets in recent weeks.

•	The liquidity reserves calculation for potential margin calls and valuation changes of portfolios of derivatives (LBA) may exclude data for March 2020.

•	Temporary exceptions are granted to some corrective measures indicated in the Liquidity Requirements, like not considering an institution to not comply with the CCL if it is classified in scenarios III, IV or V of the Liquidity Requirements. The aforementioned exceptions initially was in place for six months starting on February 28th, 2020, however Banxico and the CNBV determined extend it by another six months, starting on October, 2020.

By applying some of the exceptions mentioned, the CCL would go to 275.11%, according to the format reported above.

Earnings Release | 3Q 2020
Banco Santander México	102

25. Underlying Assets

General data and stock market information

Each of the Series of this issue may be related, individually or jointly, pursuant to the provisions of the fourth paragraph of article 66 of the Mexican Exchange Law, to any of the following securities for which, during the last three years and up to date, no material suspensions have occurred in their trading.

The Issuer shall publish on a monthly basis at the Internet site https://www.santander.com.mx/ceb/titulos_opcionales.html, the information regarding the behavior of the Underlying Assets of the Series in effect.

Indexes

Index	Ticker Symbol
S&P 500	SPX
Eurostoxx 50	SX5E

i)	S&P 500 Index (SPX)

Standard and Poor’s 500 Index is an index weighted by capitalization and it is constituted by 500 stocks. This Index is designed to measure the performance of the USA economy via the changes in the market value added of 500 stocks representing the main industrial sectors

Formula:

The formula used for determining the value of SPX measures the daily change of the capitalization value of a sample of securities. This formula assesses the market trends and eases its reproduction in portfolios, mutual funds and securities portfolios aiming to obtain the average yield offered by the market.

It: Index in time t

Pit: Price of issuer i in time t

Qit: Stocks of issuer i in time t

Fi: Factor of Adjustment due to input and output of securities in the sample, rights declared by issuers, repurchase of stocks and new issues, and disincorporations.

i= 1, 2, 3….n

Weighting: Weighting is determined according to the capitalization value.

Selection Criteria:

•	Companies in USA.

•	Capitalization value greater than 5 billion dollars.

•	financial viability

•	Bursatility

Operating companies

Earnings Release | 3Q 2020
Banco Santander México	103

Size of sample:

S&P 500 Index includes the 500 most important companies within the most important industries in the economy of the United States of America. The table below shows the ticker symbols of the securities that constitute the sample.

Ticker	Name	Ticker	Name	Ticker	Name
LYB UN Equity	LyondellBasell Industries NV	MU UW Equity	Micron Technology Inc	DVA UN Equity	DaVita Inc
AXP UN Equity	American Express Co	MSI UN Equity	Motorola Solutions Inc	HIG UN Equity	Hartford Financial Services Group Inc/Th
VZ UN Equity	Verizon Communications Inc	CBOE UF Equity	Cboe Global Markets Inc	IRM UN Equity	Iron Mountain Inc
AVGO UW Equity	Broadcom Inc	MYL UW Equity	Mylan NV	EL UN Equity	Estee Lauder Cos Inc/The
BA UN Equity	Boeing Co/The	LH UN Equity	Laboratory Corp of America Holdings	CDNS UW Equity	Cadence Design Systems Inc
CAT UN Equity	Caterpillar Inc	NEM UN Equity	Newmont Goldcorp Corp	UHS UN Equity	Universal Health Services Inc
JPM UN Equity	JPMorgan Chase & Co	NKE UN Equity	NIKE Inc	ETFC UW Equity	E*TRADE Financial Corp
CVX UN Equity	Chevron Corp	NI UN Equity	NiSource Inc	SWKS UW Equity	Skyworks Solutions Inc
KO UN Equity	Coca-Cola Co/The	NBL UN Equity	Noble Energy Inc	NOV UN Equity	National Oilwell Varco Inc
ABBV UN Equity	AbbVie Inc	NSC UN Equity	Norfolk Southern Corp	DGX UN Equity	Quest Diagnostics Inc
DIS UN Equity	Walt Disney Co/The	PFG UW Equity	Principal Financial Group Inc	ATVI UW Equity	Activision Blizzard Inc
FLT UN Equity	FleetCor Technologies Inc	ES UN Equity	Eversource Energy	ROK UN Equity	Rockwell Automation Inc
EXR UN Equity	Extra Space Storage Inc	NOC UN Equity	Northrop Grumman Corp	KHC UW Equity	Kraft Heinz Co/The
XOM UN Equity	Exxon Mobil Corp	WFC UN Equity	Wells Fargo & Co	AMT UN Equity	American Tower Corp
PSX UN Equity	Phillips 66	NUE UN Equity	Nucor Corp	HFC UN Equity	HollyFrontier Corp
GE UN Equity	General Electric Co	PVH UN Equity	PVH Corp	REGN UW Equity	Regeneron Pharmaceuticals Inc
HPQ UN Equity	HP Inc	OXY UN Equity	Occidental Petroleum Corp	AMZN UW Equity	Amazon.com Inc
HD UN Equity	Home Depot Inc/The	OMC UN Equity	Omnicom Group Inc	JKHY UW Equity	Jack Henry & Associates Inc
IBM UN Equity	International Business Machines Corp	OKE UN Equity	ONEOK Inc	RL UN Equity	Ralph Lauren Corp
CXO UN Equity	Concho Resources Inc	RJF UN Equity	Raymond James Financial Inc	BXP UN Equity	Boston Properties Inc
JNJ UN Equity	Johnson & Johnson	PH UN Equity	Parker-Hannifin Corp	APH UN Equity	Amphenol Corp
MCD UN Equity	McDonald's Corp	ROL UN Equity	Rollins Inc	ARNC UN Equity	Arconic Inc

Earnings Release | 3Q 2020
Banco Santander México	104

Ticker	Name	Ticker	Name	Ticker	Name
MRK UN Equity	Merck & Co Inc	PPL UN Equity	PPL Corp	PXD UN Equity	Pioneer Natural Resources Co
MMM UN Equity	3M Co	EXC UN Equity	Exelon Corp	VLO UN Equity	Valero Energy Corp
AWK UN Equity	American Water Works Co Inc	COP UN Equity	ConocoPhillips	SNPS UW Equity	Synopsys Inc
BAC UN Equity	Bank of America Corp	PHM UN Equity	PulteGroup Inc	WU UN Equity	Western Union Co/The
BHGE UN Equity	Baker Hughes a GE Co	PNW UN Equity	Pinnacle West Capital Corp	CHRW UW Equity	CH Robinson Worldwide Inc
PFE UN Equity	Pfizer Inc	PNC UN Equity	PNC Financial Services Group Inc/The	ACN UN Equity	Accenture PLC
PG UN Equity	Procter & Gamble Co/The	PPG UN Equity	PPG Industries Inc	TDG UN Equity	TransDigm Group Inc
T UN Equity	AT&T Inc	PGR UN Equity	Progressive Corp/The	YUM UN Equity	Yum! Brands Inc
TRV UN Equity	Travelers Cos Inc/The	PEG UN Equity	Public Service Enterprise Group Inc	PLD UN Equity	Prologis Inc
UTX UN Equity	United Technologies Corp	RTN UN Equity	Raytheon Co	FE UN Equity	FirstEnergy Corp
ADI UW Equity	Analog Devices Inc	RHI UN Equity	Robert Half International Inc	VRSN UW Equity	VeriSign Inc
WMT UN Equity	Walmart Inc	EIX UN Equity	Edison International	PWR UN Equity	Quanta Services Inc
CSCO UW Equity	Cisco Systems Inc	SLB UN Equity	Schlumberger Ltd	HSIC UW Equity	Henry Schein Inc
INTC UW Equity	Intel Corp	SCHW UN Equity	Charles Schwab Corp/The	AEE UN Equity	Ameren Corp
GM UN Equity	General Motors Co	SHW UN Equity	Sherwin-Williams Co/The	ANSS UW Equity	ANSYS Inc
MSFT UW Equity	Microsoft Corp	SJM UN Equity	JM Smucker Co/The	NVDA UW Equity	NVIDIA Corp
DG UN Equity	Dollar General Corp	SNA UN Equity	Snap-on Inc	SEE UN Equity	Sealed Air Corp
CI UN Equity	Cigna Corp	AME UN Equity	AMETEK Inc	CTSH UW Equity	Cognizant Technology Solutions Corp
KMI UN Equity	Kinder Morgan Inc/DE	SO UN Equity	Southern Co/The	SIVB UW Equity	SVB Financial Group
C UN Equity	Citigroup Inc	BBT UN Equity	BB&T Corp	ISRG UW Equity	Intuitive Surgical Inc
AIG UN Equity	American International Group Inc	LUV UN Equity	Southwest Airlines Co	AMG UN Equity	Affiliated Managers Group Inc
HON UN Equity	Honeywell International Inc	SWK UN Equity	Stanley Black & Decker Inc	TTWO UW Equity	Take-Two Interactive Software Inc
MO UN Equity	Altria Group Inc	PSA UN Equity	Public Storage	RSG UN Equity	Republic Services Inc
HCA UN Equity	HCA Healthcare Inc	ANET UN Equity	Arista Networks Inc	EBAY UW Equity	eBay Inc
UAA UN Equity	Under Armour Inc	STI UN Equity	SunTrust Banks Inc	GS UN Equity	Goldman Sachs Group Inc/The

Earnings Release | 3Q 2020
Banco Santander México	105

Ticker	Name	Ticker	Name	Ticker	Name
IP UN Equity	International Paper Co	SYY UN Equity	Sysco Corp	SRE UN Equity	Sempra Energy
HPE UN Equity	Hewlett Packard Enterprise Co	CTVA UN Equity	Corteva Inc	SBAC UW Equity	SBA Communications Corp
ABT UN Equity	Abbott Laboratories	TXN UW Equity	Texas Instruments Inc	MCO UN Equity	Moody's Corp
AFL UN Equity	Aflac Inc	TXT UN Equity	Textron Inc	BKNG UW Equity	Booking Holdings Inc
APD UN Equity	Air Products & Chemicals Inc	TMO UN Equity	Thermo Fisher Scientific Inc	FFIV UW Equity	F5 Networks Inc
RCL UN Equity	Royal Caribbean Cruises Ltd	TIF UN Equity	Tiffany & Co	AKAM UW Equity	Akamai Technologies Inc
AEP UN Equity	American Electric Power Co Inc	TJX UN Equity	TJX Cos Inc/The	MKTX UW Equity	MarketAxess Holdings Inc
HES UN Equity	Hess Corp	TMK UN Equity	Torchmark Corp	DVN UN Equity	Devon Energy Corp
APC UN Equity	Anadarko Petroleum Corp	TSS UN Equity	Total System Services Inc	GOOGL UW Equity	Alphabet Inc
AON UN Equity	Aon PLC	JCI UN Equity	Johnson Controls International plc	TFX UN Equity	Teleflex Inc
APA UN Equity	Apache Corp	ULTA UW Equity	Ulta Beauty Inc	RHT UN Equity	Red Hat Inc
ADM UN Equity	Archer-Daniels-Midland Co	UNP UN Equity	Union Pacific Corp	NFLX UW Equity	Netflix Inc
ADP UW Equity	Automatic Data Processing Inc	KEYS UN Equity	Keysight Technologies Inc	ALLE UN Equity	Allegion PLC
VRSK UW Equity	Verisk Analytics Inc	UNH UN Equity	UnitedHealth Group Inc	A UN Equity	Agilent Technologies Inc
AZO UN Equity	AutoZone Inc	UNM UN Equity	Unum Group	ANTM UN Equity	Anthem Inc
AVY UN Equity	Avery Dennison Corp	MRO UN Equity	Marathon Oil Corp	CME UW Equity	CME Group Inc
MSCI UN Equity	MSCI Inc	VAR UN Equity	Varian Medical Systems Inc	JNPR UN Equity	Juniper Networks Inc
BLL UN Equity	Ball Corp	VTR UN Equity	Ventas Inc	BLK UN Equity	BlackRock Inc
BK UN Equity	Bank of New York Mellon Corp/The	VFC UN Equity	VF Corp	DTE UN Equity	DTE Energy Co
BAX UN Equity	Baxter International Inc	VNO UN Equity	Vornado Realty Trust	NDAQ UW Equity	Nasdaq Inc
BDX UN Equity	Becton Dickinson and Co	VMC UN Equity	Vulcan Materials Co	CE UN Equity	Celanese Corp
BRK/B UN Equity	Berkshire Hathaway Inc	WY UN Equity	Weyerhaeuser Co	PM UN Equity	Philip Morris International Inc
BBY UN Equity	Best Buy Co Inc	WHR UN Equity	Whirlpool Corp	CRM UN Equity	salesforce.com Inc

Earnings Release | 3Q 2020
Banco Santander México	106

Ticker	Name	Ticker	Name	Ticker	Name
HRB UN Equity	H&R Block Inc	WMB UN Equity	Williams Cos Inc/The	HII UN Equity	Huntington Ingalls Industries Inc
BSX UN Equity	Boston Scientific Corp	WEC UN Equity	WEC Energy Group Inc	MET UN Equity	MetLife Inc
BMY UN Equity	Bristol-Myers Squibb Co	XRX UN Equity	Xerox Corp	UA UN Equity	Under Armour Inc
FBHS UN Equity	Fortune Brands Home & Security Inc	ADBE UW Equity	Adobe Inc	TPR UN Equity	Tapestry Inc
BF/B UN Equity	Brown-Forman Corp	AES UN Equity	AES Corp/VA	CSX UW Equity	CSX Corp
COG UN Equity	Cabot Oil & Gas Corp	AMGN UW Equity	Amgen Inc	EW UN Equity	Edwards Lifesciences Corp
CPB UN Equity	Campbell Soup Co	AAPL UW Equity	Apple Inc	AMP UN Equity	Ameriprise Financial Inc
KSU UN Equity	Kansas City Southern	ADSK UW Equity	Autodesk Inc	FTI UN Equity	TechnipFMC PLC
HLT UN Equity	Hilton Worldwide Holdings Inc	CTAS UW Equity	Cintas Corp	ZBH UN Equity	Zimmer Biomet Holdings Inc
CCL UN Equity	Carnival Corp	CMCSA UW Equity	Comcast Corp	CBRE UN Equity	CBRE Group Inc
QRVO UW Equity	Qorvo Inc	TAP UN Equity	Molson Coors Brewing Co	MA UN Equity	Mastercard Inc
CTL UN Equity	CenturyLink Inc	KLAC UW Equity	KLA-Tencor Corp	KMX UN Equity	CarMax Inc
UDR UN Equity	UDR Inc	MAR UW Equity	Marriott International Inc/MD	ICE UN Equity	Intercontinental Exchange Inc
CLX UN Equity	Clorox Co/The	MKC UN Equity	McCormick & Co Inc/MD	FIS UN Equity	Fidelity National Information Services I
CMS UN Equity	CMS Energy Corp	JWN UN Equity	Nordstrom Inc	CMG UN Equity	Chipotle Mexican Grill Inc
NWL UW Equity	Newell Brands Inc	PCAR UW Equity	PACCAR Inc	WYNN UW Equity	Wynn Resorts Ltd
CL UN Equity	Colgate-Palmolive Co	COST UW Equity	Costco Wholesale Corp	AIZ UN Equity	Assurant Inc
CMA UN Equity	Comerica Inc	FRC UN Equity	First Republic Bank/CA	NRG UN Equity	NRG Energy Inc
IPGP UW Equity	IPG Photonics Corp	SYK UN Equity	Stryker Corp	RF UN Equity	Regions Financial Corp
CAG UN Equity	Conagra Brands Inc	TSN UN Equity	Tyson Foods Inc	MNST UW Equity	Monster Beverage Corp
ED UN Equity	Consolidated Edison Inc	LW UN Equity	Lamb Weston Holdings Inc	MOS UN Equity	Mosaic Co/The
SLG UN Equity	SL Green Realty Corp	AMAT UW Equity	Applied Materials Inc	EXPE UW Equity	Expedia Group Inc
GLW UN Equity	Corning Inc	AAL UW Equity	American Airlines Group Inc	EVRG UN Equity	Evergy Inc
CMI UN Equity	Cummins Inc	CAH UN Equity	Cardinal Health Inc	DISCA UW Equity	Discovery Inc
DHR UN Equity	Danaher Corp	CELG UW Equity	Celgene Corp	CF UN Equity	CF Industries Holdings Inc

Earnings Release | 3Q 2020
Banco Santander México	107

Ticker	Name	Ticker	Name	Ticker	Name
TGT UN Equity	Target Corp	CERN UW Equity	Cerner Corp	VIAB UW Equity	Viacom Inc
DE UN Equity	Deere & Co	CINF UW Equity	Cincinnati Financial Corp	GOOG UW Equity	Alphabet Inc
D UN Equity	Dominion Energy Inc	DHI UN Equity	DR Horton Inc	COO UN Equity	Cooper Cos Inc/The
DOV UN Equity	Dover Corp	FLS UN Equity	Flowserve Corp	TEL UN Equity	TE Connectivity Ltd
LNT UW Equity	Alliant Energy Corp	EA UW Equity	Electronic Arts Inc	DFS UN Equity	Discover Financial Services
DUK UN Equity	Duke Energy Corp	EXPD UW Equity	Expeditors International of Washington I	TRIP UW Equity	TripAdvisor Inc
REG UW Equity	Regency Centers Corp	FAST UW Equity	Fastenal Co	V UN Equity	Visa Inc
ETN UN Equity	Eaton Corp PLC	MTB UN Equity	M&T Bank Corp	MAA UN Equity	Mid-America Apartment Communities Inc
ECL UN Equity	Ecolab Inc	XEL UW Equity	Xcel Energy Inc	XYL UN Equity	Xylem Inc/NY
PKI UN Equity	PerkinElmer Inc	FISV UW Equity	Fiserv Inc	MPC UN Equity	Marathon Petroleum Corp
EMR UN Equity	Emerson Electric Co	FITB UW Equity	Fifth Third Bancorp	TSCO UW Equity	Tractor Supply Co
EOG UN Equity	EOG Resources Inc	GILD UW Equity	Gilead Sciences Inc	AMD UW Equity	Advanced Micro Devices Inc
ETR UN Equity	Entergy Corp	HAS UW Equity	Hasbro Inc	RMD UN Equity	ResMed Inc
EFX UN Equity	Equifax Inc	HBAN UW Equity	Huntington Bancshares Inc/OH	MTD UN Equity	Mettler-Toledo International Inc
IQV UN Equity	IQVIA Holdings Inc	WELL UN Equity	Welltower Inc	CPRT UW Equity	Copart Inc
IT UN Equity	Gartner Inc	BIIB UW Equity	Biogen Inc	ALB UN Equity	Albemarle Corp
FDX UN Equity	FedEx Corp	NTRS UW Equity	Northern Trust Corp	FTNT UW Equity	Fortinet Inc
M UN Equity	Macy's Inc	PKG UN Equity	Packaging Corp of America	ESS UN Equity	Essex Property Trust Inc
FMC UN Equity	FMC Corp	PAYX UW Equity	Paychex Inc	O UN Equity	Realty Income Corp
F UN Equity	Ford Motor Co	PBCT UW Equity	People's United Financial Inc	STX UW Equity	Seagate Technology PLC
NEE UN Equity	NextEra Energy Inc	QCOM UW Equity	QUALCOMM Inc	WRK UN Equity	Westrock Co
BEN UN Equity	Franklin Resources Inc	ROP UN Equity	Roper Technologies Inc	INFO UW Equity	IHS Markit Ltd
FCX UN Equity	Freeport-McMoRan Inc	ROST UW Equity	Ross Stores Inc	WAB UN Equity	Wabtec Corp
GPS UN Equity	Gap Inc/The	IDXX UW Equity	IDEXX Laboratories Inc	WDC UW Equity	Western Digital Corp
GD UN Equity	General Dynamics Corp	SBUX UW Equity	Starbucks Corp	PEP UW Equity	PepsiCo Inc

Earnings Release | 3Q 2020
Banco Santander México	108

Ticker	Name	Ticker	Name	Ticker	Name
GIS UN Equity	General Mills Inc	KEY UN Equity	KeyCorp	FANG UW Equity	Diamondback Energy Inc
GPC UN Equity	Genuine Parts Co	FOXA UW Equity	Fox Corp	NKTR UW Equity	Nektar Therapeutics
ATO UN Equity	Atmos Energy Corp	FOX UW Equity	Fox Corp	MXIM UW Equity	Maxim Integrated Products Inc
GWW UN Equity	WW Grainger Inc	STT UN Equity	State Street Corp	CHD UN Equity	Church & Dwight Co Inc
HAL UN Equity	Halliburton Co	NCLH UN Equity	Norwegian Cruise Line Holdings Ltd	DRE UN Equity	Duke Realty Corp
HOG UN Equity	Harley-Davidson Inc	USB UN Equity	US Bancorp	FRT UN Equity	Federal Realty Investment Trust
LHX UN Equity	L3Harris Technologies Inc	AOS UN Equity	AO Smith Corp	MGM UN Equity	MGM Resorts International
HCP UN Equity	HCP Inc	SYMC UW Equity	Symantec Corp	JBHT UW Equity	JB Hunt Transport Services Inc
HP UN Equity	Helmerich & Payne Inc	TROW UW Equity	T Rowe Price Group Inc	LRCX UW Equity	Lam Research Corp
FTV UN Equity	Fortive Corp	WM UN Equity	Waste Management Inc	MHK UN Equity	Mohawk Industries Inc
HSY UN Equity	Hershey Co/The	CBS UN Equity	CBS Corp	PNR UN Equity	Pentair PLC
SYF UN Equity	Synchrony Financial	AGN UN Equity	Allergan PLC	VRTX UW Equity	Vertex Pharmaceuticals Inc
HRL UN Equity	Hormel Foods Corp	STZ UN Equity	Constellation Brands Inc	AMCR UN Equity	Amcor PLC
AJG UN Equity	Arthur J Gallagher & Co	XLNX UW Equity	Xilinx Inc	FB UW Equity	Facebook Inc
MDLZ UW Equity	Mondelez International Inc	XRAY UW Equity	DENTSPLY SIRONA Inc	URI UN Equity	United Rentals Inc
CNP UN Equity	CenterPoint Energy Inc	ZION UW Equity	Zions Bancorp NA	ABMD UW Equity	ABIOMED Inc
HUM UN Equity	Humana Inc	ALK UN Equity	Alaska Air Group Inc	ARE UN Equity	Alexandria Real Estate Equities Inc
WLTW UW Equity	Willis Towers Watson PLC	IVZ UN Equity	Invesco Ltd	DAL UN Equity	Delta Air Lines Inc
ITW UN Equity	Illinois Tool Works Inc	LIN UN Equity	Linde PLC	UAL UW Equity	United Airlines Holdings Inc
IR UN Equity	Ingersoll-Rand PLC	INTU UW Equity	Intuit Inc	NWS UW Equity	News Corp
FL UN Equity	Foot Locker Inc	MS UN Equity	Morgan Stanley	CNC UN Equity	Centene Corp
IPG UN Equity	Interpublic Group of Cos Inc/The	MCHP UW Equity	Microchip Technology Inc	MAC UN Equity	Macerich Co/The
IFF UN Equity	International Flavors & Fragrances Inc	CB UN Equity	Chubb Ltd	MLM UN Equity	Martin Marietta Materials Inc
JEC UN Equity	Jacobs Engineering Group Inc	HOLX UW Equity	Hologic Inc	PYPL UW Equity	PayPal Holdings Inc

Earnings Release | 3Q 2020
Banco Santander México	109

Ticker	Name	Ticker	Name	Ticker	Name
HBI UN Equity	Hanesbrands Inc	CFG UN Equity	Citizens Financial Group Inc	COTY UN Equity	Coty Inc
K UN Equity	Kellogg Co	ORLY UW Equity	O'Reilly Automotive Inc	DISH UW Equity	DISH Network Corp
BR UN Equity	Broadridge Financial Solutions Inc	ALL UN Equity	Allstate Corp/The	DOW UN Equity	Dow Inc
PRGO UN Equity	Perrigo Co PLC	FLIR UW Equity	FLIR Systems Inc	ALXN UW Equity	Alexion Pharmaceuticals Inc
KMB UN Equity	Kimberly-Clark Corp	EQR UN Equity	Equity Residential	RE UN Equity	Everest Re Group Ltd
KIM UN Equity	Kimco Realty Corp	BWA UN Equity	BorgWarner Inc	WCG UN Equity	WellCare Health Plans Inc
KSS UN Equity	Kohl's Corp	INCY UW Equity	Incyte Corp	NWSA UW Equity	News Corp
ORCL UN Equity	Oracle Corp	SPG UN Equity	Simon Property Group Inc	GPN UN Equity	Global Payments Inc
KR UN Equity	Kroger Co/The	EMN UN Equity	Eastman Chemical Co	CCI UN Equity	Crown Castle International Corp
LEG UN Equity	Leggett & Platt Inc	TWTR UN Equity	Twitter Inc	APTV UN Equity	Aptiv PLC
LEN UN Equity	Lennar Corp	AVB UN Equity	AvalonBay Communities Inc	AAP UN Equity	Advance Auto Parts Inc
JEF UN Equity	Jefferies Financial Group Inc	PRU UN Equity	Prudential Financial Inc	CPRI UN Equity	Capri Holdings Ltd
LLY UN Equity	Eli Lilly & Co	UPS UN Equity	United Parcel Service Inc	ALGN UW Equity	Align Technology Inc
LB UN Equity	L Brands Inc	AIV UN Equity	Apartment Investment & Management Co	ILMN UW Equity	Illumina Inc
CHTR UW Equity	Charter Communications Inc	WBA UW Equity	Walgreens Boots Alliance Inc	ADS UN Equity	Alliance Data Systems Corp
LNC UN Equity	Lincoln National Corp	MCK UN Equity	McKesson Corp	LKQ UW Equity	LKQ Corp
L UN Equity	Loews Corp	LMT UN Equity	Lockheed Martin Corp	NLSN UN Equity	Nielsen Holdings PLC
LOW UN Equity	Lowe's Cos Inc	ABC UN Equity	AmerisourceBergen Corp	GRMN UW Equity	Garmin Ltd
HST UN Equity	Host Hotels & Resorts Inc	COF UN Equity	Capital One Financial Corp	XEC UN Equity	Cimarex Energy Co
MMC UN Equity	Marsh & McLennan Cos Inc	WAT UN Equity	Waters Corp	ZTS UN Equity	Zoetis Inc
MAS UN Equity	Masco Corp	DLTR UW Equity	Dollar Tree Inc	EQIX UW Equity	Equinix Inc
SPGI UN Equity	S&P Global Inc	DRI UN Equity	Darden Restaurants Inc	DLR UN Equity	Digital Realty Trust Inc
MDT UN Equity	Medtronic PLC	NTAP UW Equity	NetApp Inc	DISCK UW Equity	Discovery Inc
CVS UN Equity	CVS Health Corp	CTXS UW Equity	Citrix Systems Inc
DD UN Equity	DuPont de Nemours Inc	DXC UN Equity	DXC Technology Co
Ticker	Name	Ticker	Name	Ticker	Name
HBI UN Equity	Hanesbrands Inc	CFG UN Equity	Citizens Financial Group Inc	COTY UN Equity	Coty Inc
K UN Equity	Kellogg Co	ORLY UW Equity	O'Reilly Automotive Inc	DISH UW Equity	DISH Network Corp
BR UN Equity	Broadridge Financial Solutions Inc	ALL UN Equity	Allstate Corp/The	DOW UN Equity	Dow Inc
PRGO UN Equity	Perrigo Co PLC	FLIR UW Equity	FLIR Systems Inc	ALXN UW Equity	Alexion Pharmaceuticals Inc
KMB UN Equity	Kimberly-Clark Corp	EQR UN Equity	Equity Residential	RE UN Equity	Everest Re Group Ltd
KIM UN Equity	Kimco Realty Corp	BWA UN Equity	BorgWarner Inc	WCG UN Equity	WellCare Health Plans Inc
KSS UN Equity	Kohl's Corp	INCY UW Equity	Incyte Corp	NWSA UW Equity	News Corp
ORCL UN Equity	Oracle Corp	SPG UN Equity	Simon Property Group Inc	GPN UN Equity	Global Payments Inc
KR UN Equity	Kroger Co/The	EMN UN Equity	Eastman Chemical Co	CCI UN Equity	Crown Castle International Corp
LEG UN Equity	Leggett & Platt Inc	TWTR UN Equity	Twitter Inc	APTV UN Equity	Aptiv PLC
LEN UN Equity	Lennar Corp	AVB UN Equity	AvalonBay Communities Inc	AAP UN Equity	Advance Auto Parts Inc
JEF UN Equity	Jefferies Financial Group Inc	PRU UN Equity	Prudential Financial Inc	CPRI UN Equity	Capri Holdings Ltd
LLY UN Equity	Eli Lilly & Co	UPS UN Equity	United Parcel Service Inc	ALGN UW Equity	Align Technology Inc
LB UN Equity	L Brands Inc	AIV UN Equity	Apartment Investment & Management Co	ILMN UW Equity	Illumina Inc
CHTR UW Equity	Charter Communications Inc	WBA UW Equity	Walgreens Boots Alliance Inc	ADS UN Equity	Alliance Data Systems Corp
LNC UN Equity	Lincoln National Corp	MCK UN Equity	McKesson Corp	LKQ UW Equity	LKQ Corp
L UN Equity	Loews Corp	LMT UN Equity	Lockheed Martin Corp	NLSN UN Equity	Nielsen Holdings PLC
LOW UN Equity	Lowe's Cos Inc	ABC UN Equity	AmerisourceBergen Corp	GRMN UW Equity	Garmin Ltd
HST UN Equity	Host Hotels & Resorts Inc	COF UN Equity	Capital One Financial Corp	XEC UN Equity	Cimarex Energy Co
MMC UN Equity	Marsh & McLennan Cos Inc	WAT UN Equity	Waters Corp	ZTS UN Equity	Zoetis Inc
MAS UN Equity	Masco Corp	DLTR UW Equity	Dollar Tree Inc	EQIX UW Equity	Equinix Inc
SPGI UN Equity	S&P Global Inc	DRI UN Equity	Darden Restaurants Inc	DLR UN Equity	Digital Realty Trust Inc
MDT UN Equity	Medtronic PLC	NTAP UW Equity	NetApp Inc	DISCK UW Equity	Discovery Inc
CVS UN Equity	CVS Health Corp	CTXS UW Equity	Citrix Systems Inc
DD UN Equity	DuPont de Nemours Inc	DXC UN Equity	DXC Technology Co

Earnings Release | 3Q 2020
Banco Santander México	110

Frequency of Review of the sample:

Changes to sample are performed discretionally; there is no established periodicity.

For more information regarding this index, its background, main characteristics and selection criteria, please consult https://www.spglobal.com/spdji/en/

Historical Evolution:

Comparison base: September 30, 2015

Period	Minimum price	Maximum price	Average (securities)
2015	1,920.03	2,109.79	664,186,150.05
2016	1,829.08	2,271.72	673,318,164.54
2017	2,238.83	2,690.16	567,284,554.67
2018	2,351.10	2,930.75	647,233,054.69
2019	2,447.89	3,240.02	572,995,440.26
1° Sem. 2018	2,581.00	2,872.87	646,249,029.04
2° Sem. 2018	2,351.10	2,930.75	648,201,036.45
1° Sem. 2019	2,447.89	2,954.18	613,839,413.34
2° Sem. 2019	2,840.60	3,240.02	532,817,401.52
April 2020	2,470.50	2,939.51	839,770,336.80
May 2020	2,820.00	3,044.31	750,326,285.65
June 2020	3,002.10	3,232.39	996,125,590.20
July 2020	3,115.86	3,276.02	596,194,008.35
August 2020	3,271.12	3,508.01	557,357,106.77
September 2020	3,236.92	3,580.84	796,253,240.03

Earnings Release | 3Q 2020
Banco Santander México	111

Historical Volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

SPX012R DV008

Earnings Release | 3Q 2020
Banco Santander México	112

Market price	Observed price	Payment Rights (MXN)
0	0	Ps.114.00
91.33	3.00	Ps.114.00
182.66	6.00	Ps.114.00
273.99	9.00	Ps.114.00
365.32	12.00	Ps.114.00
456.65	15.00	Ps.114.00
547.98	18.00	Ps.114.00
639.31	21.00	Ps.114.00
730.63	24.00	Ps.114.00
821.96	27.00	Ps.114.00
913.29	30.00	Ps.114.00
1,004.62	33.00	Ps.114.00
1,095.95	36.00	Ps.114.00
1,187.28	39.00	Ps.114.00
1,278.61	42.00	Ps.114.00
1,369.94	45.00	Ps.114.00
1,461.27	48.00	Ps.114.00
1,552.60	51.00	Ps.114.00
1,643.93	54.00	Ps.114.00
1,735.26	57.00	Ps.114.00
1,826.59	60.00	Ps.114.00
1,917.92	63.00	Ps.114.00
2,009.24	66.00	Ps.114.00
2,100.57	69.00	Ps.114.00
2,191.90	72.00	Ps.114.00
2,283.23	75.00	Ps.114.00
2,374.56	78.00	Ps.114.00
2,465.89	81.00	Ps.114.00
2,557.22	84.00	Ps.114.00
2,648.55	87.00	Ps.114.00
2,739.88	90.00	Ps.114.00
2,831.21	93.00	Ps.111.20
2,922.54	96.00	Ps.107.00
3,013.87	99.00	Ps.102.80
3,105.20	102.00	Ps.99.00
3,196.53	105.00	Ps.96.00
3,287.85	108.00	Ps.95.00
3,379.18	111.00	Ps.95.00
3,470.51	114.00	Ps.95.00
3,561.84	117.00	Ps.95.00
3,653.17	120.00	Ps.95.00
3,744.50	123.00	Ps.95.00
3,835.83	126.00	Ps.95.00
3,927.16	129.00	Ps.95.00
4,018.49	132.00	Ps.95.00
4,109.82	135.00	Ps.95.00
4,201.15	138.00	Ps.95.00

Earnings Release | 3Q 2020
Banco Santander México	113

ii)	Eurostoxx 50

Eurostoxx 50 is a stock index of the European zone designed by Stoxx Ltd, an index supplier of Deutsche Böese and SIX Group. Its goal is to provide a “blue chip” representation of the leaders of the European zone.

Methodology

The index universe is defined as all the components of the 19 Euro Stoxx indexes of the supersector. The components stocks are ranked regarding the shares outstanding. The more floating shares are added to the selection list until the coverage is closed, but without not exceeding 60% of the free floatation from the Total Euro Stoxx Market Index (TMI). If the following ordered stocks have a coverage of nearly 60% in absolute terms, then they will be added to the selected list.

Any remaining stock that is an actual component of the index is added to the selection list.

The listed stocks are ordered from the highest to the lowest. The actions in the list are ordered from highest to lowest shares. In exceptional cases, the Oversight Committee may add or remove stocks to the list.

Selection of the shares:

•	The 40 stocks with more outstanding shares in the selection list are chosen as components.

•	Any remaining component of the Euro Stoxx 50 index place between 41 and 60 is added as index component

•	If the number of components is still less than 50 , then the actions with the highest number of shares outstanding are added to make 50 shares.

Frequency of Review
The index composition is reviewed annually in September. The components are monitored monthly.

Weighting
The index is weighted by market capitalization of free float. The weight of each component is capped to 10% of the free float market. Free float weights are reviewed quarterly.

Here the list of values in the sample:

Ticker	Name	Ticker	Name
OR FP Equity	L'Oreal SA	ISP IM Equity	Intesa Sanpaolo SpA
DG FP Equity	Vinci SA	ENI IM Equity	Eni SpA
BBVA SQ Equity	Banco Bilbao Vizcaya Argentaria SA	ENGI FP Equity	Engie SA
SAN SQ Equity	Banco Santander SA	ORA FP Equity	Orange SA
ASML NA Equity	ASML Holding NV	ABI BB Equity	Anheuser-Busch InBev SA/NV
URW NA Equity	Unibail-Rodamco-Westfield	SAN FP Equity	Sanofi
PHIA NA Equity	Koninklijke Philips NV	GLE FP Equity	Societe Generale SA
TEF SQ Equity	Telefonica SA	ENEL IM Equity	Enel SpA
FP FP Equity	TOTAL SA	NOKIA FH Equity	Nokia OYJ
AI FP Equity	Air Liquide SA	SU FP Equity	Schneider Electric SE
CS FP Equity	AXA SA	ALV GY Equity	Allianz SE
BNP FP Equity	BNP Paribas SA	AIR FP Equity	Airbus SE
BN FP Equity	Danone SA	BAYN GY Equity	Bayer AG
VIV FP Equity	Vivendi SA	BMW GY Equity	Bayerische Motoren Werke AG
EL FP Equity	EssilorLuxottica SA	CRH ID Equity	CRH PLC
MC FP Equity	LVMH Moet Hennessy Louis Vuitton SE	BAS GY Equity	BASF SE
KER FP Equity	Kering SA	SIE GY Equity	Siemens AG
AMS SQ Equity	Amadeus IT Group SA	VOW3 GY Equity	Volkswagen AG
SAF FP Equity	Safran SA	MUV2 GY Equity	Munich Re
AD NA Equity	Koninklijke Ahold Delhaize NV	FRE GY Equity	Fresenius SE & Co KGaA
UNA NA Equity	Unilever NV	SAP GY Equity	SAP SE
IBE SQ Equity	Iberdrola SA	ADS GY Equity	adidas AG
INGA NA Equity	ING Groep NV	DTE GY Equity	Deutsche Telekom AG
LIN GY Equity	Linde PLC	DPW GY Equity	Deutsche Post AG
ITX SQ Equity	Industria de Diseño Textil SA	DAI GY Equity	Daimler AG

Earnings Release | 3Q 2020
Banco Santander México	114

For more information on this index regarding its background, main characteristics and the criteria for the selection of issuers, please visit www.stoxx.com

Historical Evolution:

Comparison base: September 30, 2015

Period	Minimum price	Maximum price	Average (securities)
2015	3,069.05	3,506.45	556,770,252.04
2016	2,680.35	3,290.52	670,496,806.23
2017	3,230.68	3,697.40	480,238,812.63
2018	2,937.36	3,672.29	495,509,098.11
2019	2,954.66	3,782.27	450,435,611.05
1° Sem. 2018	3,278.72	3,672.29	525,141,755.13
2° Sem. 2018	2,937.36	3,527.18	466,359,582.24
1° Sem. 2019	2,954.66	3,514.62	473,592,625.64
2° Sem. 2019	3,282.78	3,782.27	427,656,156.48
April 2020	2,662.99	2,996.08	612,640,637.07
mayo 2020	2,760.23	3,094.47	540,372,288.77
June 2020	3,077.92	3,384.29	682,957,184.27
July 2020	3,174.32	3,405.35	391,246,245.45
August 2020	3,174.32	3,363.18	373,461,644.61
September 2020	3,137.06	3,338.84	503,474,651.70

Historical Volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Earnings Release | 3Q 2020
Banco Santander México	115

Quantitative examples that illustrate possible gains or losses

SXE108R DC063

Market price	Observed price	Payment rights (MXN)
1.00	38.37	Ps. 90.00
6.00	230.19	Ps. 90.00
11.00	422.02	Ps. 90.00
16.00	613.85	Ps. 90.00
21.00	805.67	Ps. 90.00
26.00	997.50	Ps. 90.00
31.00	1189.33	Ps. 90.00
36.00	1381.15	Ps. 90.00
41.00	1572.98	Ps. 90.00
46.00	1764.81	Ps. 90.00
51.00	1956.64	Ps. 90.00
56.00	2148.46	Ps. 90.00
61.00	2340.29	Ps. 90.00
66.00	2532.12	Ps. 90.00
71.00	2723.94	Ps. 90.00
76.00	2915.77	Ps. 90.00
81.00	3107.60	Ps. 90.00
86.00	3299.42	Ps. 90.00
91.00	3491.25	Ps. 91.00
96.00	3683.08	Ps. 96.00
101.00	3874.91	Ps. 125.00
106.00	4066.73	Ps. 125.00
111.00	4258.56	Ps. 125.00
116.00	4450.39	Ps. 125.00
121.00	4642.21	Ps. 125.00
126.00	4834.04	Ps. 126.00
131.00	5025.87	Ps. 131.00
136.00	5217.69	Ps. 136.00
141.00	5409.52	Ps. 141.00
146.00	5601.35	Ps. 146.00
151.00	5793.18	Ps. 151.00
156.00	5985.00	Ps. 156.00
161.00	6176.83	Ps. 161.00
166.00	6368.66	Ps. 166.00
171.00	6560.48	Ps. 171.00
176.00	6752.31	Ps. 176.00
181.00	6944.14	Ps. 181.00
186.00	7135.96	Ps. 186.00
191.00	7327.79	Ps. 191.00
196.00	7519.62	Ps. 196.00
201.00	7711.45	Ps. 201.00
206.00	7903.27	Ps. 206.00
211.00	8095.10	Ps. 211.00
216.00	8286.93	Ps. 216.00
221.00	8478.75	Ps. 221.00
226.00	8670.58	Ps. 226.00
231.00	8862.41	Ps. 231.00

Earnings Release | 3Q 2020
Banco Santander México	116

Stocks

For more information regarding stocks, investors may consult the following Internet sites:

www.bmv.com.mx

www.bloomberg.com

Bloomberg page does not constitute a part of the prospectus and consequently, the Commission did not review it.

Some Issuers have a Market Maker. The effect of the performance of the market maker is reflected as an increase in the levels of operation and an improvement in the bid-offer spread of the prices of the stocks of the corresponding Issuer.

Stock	Ticker
Citigroup Inc.	C*
Energy Select Sector SPDR	XLE*
iShares China Large-Cap ETF	FXI*
The Coca-Cola Company	KO*
Amazon.Com, Inc.	AMZN*

(i)	Citigroup Inc. (C*)

Stock Market where it is quoted:

New York Stock Exchange

Description:

Citigroup Inc. is a diversified financial services holding company that provides a broad range of financial services to consumer and corporate customers. The Company services include investment banking, retail brokerage, corporate banking, and cash management products and services. Citigroup serves customers globally.

Historical Evolution:

Comparison base: September 30, 2015

Period	Minimum price	Maximum price	Average (securities)
2015	49.61	55.87	16,610,178.84
2016	34.98	61.09	22,643,548.92
2017	55.68	77.10	16,771,203.04
2018	49.26	80.08	17,852,862.74
2019	52.06	79.89	14,216,038.53
1° Sem. 2018	65.46	80.08	17,676,368.81
2° Sem. 2018	49.26	74.79	18,026,479.06
1° Sem. 2019	52.06	71.03	15,779,938.14
2° Sem. 2019	61.32	79.89	12,677,637.28
April 2020	37.49	50.26	32,830,879.63
mayo 2020	40.60	52.26	29,613,447.55
June 2020	48.39	61.24	35,117,664.97
July 2020	49.45	52.65	21,531,535.16
August 2020	49.30	53.76	17,742,636.77
September 2020	41.85	52.52	29,079,140.87

Earnings Release | 3Q 2020
Banco Santander México	117

Historical Volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Material Suspensions:

No material suspensions have occurred in the trading of this stock during the last three years.

CTI102L DC008

Earnings Release | 3Q 2020
Banco Santander México	118

Market price	Observed price	Observation dates 1 to 3	Exercise dates 1 to 3	Exercise date 4
0.00	0.00	Ps. 1.25	Ps. 0.00	Ps. 6.75
2.52	5.00	Ps. 1.25	Ps. 0.00	Ps. 11.75
5.03	10.00	Ps. 1.25	Ps. 0.00	Ps. 16.75
7.55	15.00	Ps. 1.25	Ps. 0.00	Ps. 21.75
10.07	20.00	Ps. 1.25	Ps. 0.00	Ps. 26.75
12.59	25.00	Ps. 1.25	Ps. 0.00	Ps. 31.75
15.10	30.00	Ps. 1.25	Ps. 0.00	Ps. 36.75
17.62	35.00	Ps. 1.25	Ps. 0.00	Ps. 41.75
20.14	40.00	Ps. 1.25	Ps. 0.00	Ps. 46.75
22.65	45.00	Ps. 1.25	Ps. 0.00	Ps. 51.75
25.17	50.00	Ps. 1.25	Ps. 0.00	Ps. 56.75
27.69	55.00	Ps. 1.25	Ps. 0.00	Ps. 61.75
30.20	60.00	Ps. 1.25	Ps. 0.00	Ps. 66.75
32.72	65.00	Ps. 1.25	Ps. 0.00	Ps. 71.75
35.24	70.00	Ps. 1.25	Ps. 0.00	Ps. 76.75
37.76	75.00	Ps. 1.25	Ps. 0.00	Ps. 81.75
40.27	80.00	Ps. 1.25	Ps. 0.00	Ps. 86.75
42.79	85.00	Ps. 1.25	Ps. 0.00	Ps. 91.75
45.31	90.00	Ps. 1.25	Ps. 0.00	Ps. 95.50
47.82	95.00	Ps. 1.25	Ps. 0.00	Ps. 101.25
50.34	100.00	Ps. 0.00	Ps. 101.25	Ps. 101.25
52.86	105.00	Ps. 0.00	Ps. 101.25	Ps. 101.25
55.37	110.00	Ps. 0.00	Ps. 101.25	Ps. 101.25
57.89	115.00	Ps. 0.00	Ps. 101.25	Ps. 101.25
60.41	120.00	Ps. 0.00	Ps. 101.25	Ps. 101.25
62.93	125.00	Ps. 0.00	Ps. 101.25	Ps. 101.25
65.44	130.00	Ps. 0.00	Ps. 101.25	Ps. 101.25
67.96	135.00	Ps. 0.00	Ps. 101.25	Ps. 101.25
70.48	140.00	Ps. 0.00	Ps. 101.25	Ps. 101.25

CTI109L DC009

Earnings Release | 3Q 2020
Banco Santander México	119

Market price	Observed price	Observation dates 1 to 3	Exercise dates 1 to 3	Exercise date 4
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
2.61	5.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
5.23	10.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
7.84	15.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
10.46	20.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
13.07	25.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
15.68	30.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
18.30	35.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
20.91	40.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
23.53	45.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
26.14	50.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
28.75	55.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
31.37	60.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
33.98	65.00	Ps. 0.00	Ps. 0.00	Ps. 75.00
36.60	70.00	Ps. 0.00	Ps. 0.00	Ps. 80.00
39.21	75.00	Ps. 0.00	Ps. 0.00	Ps. 85.00
41.82	80.00	Ps. 0.00	Ps. 0.00	Ps. 90.00
44.44	85.00	Ps. 0.00	Ps. 0.00	Ps. 95.00
47.05	90.00	Ps. 3.35	Ps. 0.00	Ps. 103.35
49.67	95.00	Ps. 3.35	Ps. 0.00	Ps. 103.35
52.28	100.00	Ps. 0.00	Ps. 103.35	Ps. 103.35
54.89	105.00	Ps. 0.00	Ps. 103.35	Ps. 103.35
57.51	110.00	Ps. 0.00	Ps. 103.35	Ps. 103.35
60.12	115.00	Ps. 0.00	Ps. 103.35	Ps. 103.35
62.74	120.00	Ps. 0.00	Ps. 103.35	Ps. 103.35
65.35	125.00	Ps. 0.00	Ps. 103.35	Ps. 103.35
67.96	130.00	Ps. 0.00	Ps. 103.35	Ps. 103.35
70.58	135.00	Ps. 0.00	Ps. 103.35	Ps. 103.35
73.19	140.00	Ps. 0.00	Ps. 103.35	Ps. 103.35

(ii)	Energy Select Sector SPDR (XLE*)

Stock Market where it is quoted:

NYSE

Description:

The Energy Select Sector SPDR Fund is a US Stock Exchange traded fund. The ETF tracks the performance of the Energy Select Sector Index. The ETF holds large-cap US energy stocks. It invests in companies that develop and produce crude oil and natural gas, provide drilling and other related services. The holdings are weighted by market capitalization.

Earnings Release | 3Q 2020
Banco Santander México	120

Historical Evolution:

Comparison base: September 30, 2015

Period	Minimum price	Maximum price	Average (securities)
2015	58.79	71.40	19,785,399.48
2016	51.77	77.83	18,003,859.39
2017	62.00	76.17	13,524,920.30
2018	53.84	78.91	16,220,791.77
2019	55.85	68.61	14,052,817.93
1° Sem. 2018	66.02	78.91	16,232,855.27
2° Sem. 2018	53.84	77.79	16,208,924.96
1° Sem. 2019	57.35	68.61	14,053,795.99
2° Sem. 2019	55.85	64.44	14,051,855.81
April 2020	27.62	38.86	49,507,437.00
mayo 2020	35.73	40.06	28,157,600.84
June 2020	36.51	46.86	32,764,123.23
July 2020	34.44	38.26	23,063,100.10
August 2020	35.65	38.58	19,178,653.48
September 2020	29.95	35.41	28,702,095.83

Historical Volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Earnings Release | 3Q 2020
Banco Santander México	121

Material Suspensions:

No material suspensions have occurred in the trading of this stock during the last three years.

XLE110R DC013

Market price	Observed price	Payment rights (MXN)
0	0	Ps.90.00
1.14	3.00	Ps.90.00
2.28	6.00	Ps.90.00
3.42	9.00	Ps.90.00
4.56	12.00	Ps.90.00
5.70	15.00	Ps.90.00
6.84	18.00	Ps.90.00
7.98	21.00	Ps.90.00
9.12	24.00	Ps.90.00
10.26	27.00	Ps.90.00
11.40	30.00	Ps.90.00
12.54	33.00	Ps.90.00
13.68	36.00	Ps.90.00
14.82	39.00	Ps.90.00
15.96	42.00	Ps.90.00
17.10	45.00	Ps.90.00
18.24	48.00	Ps.90.00
19.38	51.00	Ps.90.00
20.52	54.00	Ps.90.00
21.66	57.00	Ps.90.00
22.80	60.00	Ps.90.00
23.94	63.00	Ps.90.00
25.08	66.00	Ps.90.00
26.22	69.00	Ps.90.00
27.36	72.00	Ps.90.00
28.50	75.00	Ps.90.00
29.64	78.00	Ps.90.00
30.78	81.00	Ps.90.00
31.92	84.00	Ps.90.00
33.06	87.00	Ps.90.00
34.20	90.00	Ps.90.00
35.34	93.00	Ps.93.00
36.48	96.00	Ps.96.00
37.62	99.00	Ps.99.00
38.76	102.00	Ps.102.00
39.90	105.00	Ps.105.00
41.04	108.00	Ps.108.00
42.18	111.00	Ps.111.00
43.32	114.00	Ps.114.00
44.46	117.00	Ps.117.00
45.60	120.00	Ps.120.00
46.74	123.00	Ps.123.00
47.88	126.00	Ps.126.00
49.02	129.00	Ps.129.00
50.16	132.00	Ps.132.00
51.30	135.00	Ps.135.00
52.44	138.00	Ps.112.00
53.58	141.00	Ps.112.00
54.72	144.00	Ps.112.00
55.86	147.00	Ps.112.00
57.00	150.00	Ps.112.00
58.14	153.00	Ps.112.00

Earnings Release | 3Q 2020
Banco Santander México	122

(iii)	iShares China Large-Cap (FXI*)

Stock Market where it is quoted:

NYSE

Description:

iShares China Large-Cap ETF (FXI *) is an exchange-traded fund incorporated in the US. The ETF tracks the FTSE China 50 index, investing in large cap stocks. Its investments are focused on the financial, oil and gas, technology and communication sectors. The ETF uses a representative indexing sampling, investing at least 90% of its assets in the underlying index.

Historical Evolution:

Comparison base: September 30, 2015

Period	Minimum price	Maximum price	Average (securities)
2015	34.53	40.37	23,226,456.26
2016	28.44	39.04	23,307,579.12
2017	34.71	48.32	13,563,276.53
2018	38.26	54.00	28,275,772.58
2019	37.67	45.85	26,581,149.38
1° Sem. 2018	41.99	54.00	23,199,447.88
2° Sem. 2018	38.26	44.29	33,269,331.12
1° Sem. 2019	38.09	45.85	29,051,652.97
2° Sem. 2019	37.67	43.71	24,150,925.73
April 2020	36.01	39.63	22,984,768.47
mayo 2020	37.27	39.62	33,961,682.29
June 2020	39.65	41.56	19,568,544.50
July 2020	40.16	45.53	22,865,058.29
August 2020	41.37	44.99	18,881,097.10
September 2020	40.70	44.53	20,392,585.53

Historical Volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Earnings Release | 3Q 2020
Banco Santander México	123

Material Suspensions:

No material suspensions have occurred in the trading of this stock during the last three years.

FXI106R DC030

Market price	Observed price	Payment rights (MXN)
0	0	Ps. 90.00
2.02	5.00	Ps. 90.00
4.05	10.00	Ps. 90.00
6.07	15.00	Ps. 90.00
8.09	20.00	Ps. 90.00
10.12	25.00	Ps. 90.00
12.14	30.00	Ps. 90.00
14.16	35.00	Ps. 90.00
16.19	40.00	Ps. 90.00
18.21	45.00	Ps. 90.00
20.24	50.00	Ps. 90.00
22.26	55.00	Ps. 90.00
24.28	60.00	Ps. 90.00
26.31	65.00	Ps. 90.00
28.33	70.00	Ps. 90.00
30.35	75.00	Ps. 90.00
32.38	80.00	Ps. 90.00
34.40	85.00	Ps. 90.00
36.42	90.00	Ps. 90.00
38.45	95.00	Ps. 95.00
40.47	100.00	Ps.100.00
42.49	105.00	Ps.107.50
43.30	107.00	Ps.110.50
44.52	110.00	Ps.115.00
45.33	112.00	Ps.118.00
46.14	114.00	Ps.110.00
48.16	119.00	Ps.110.00
50.18	124.00	Ps.110.00
52.21	129.00	Ps.110.00
54.23	134.00	Ps.110.00
56.25	139.00	Ps.110.00
58.28	144.00	Ps.110.00
60.30	149.00	Ps.110.00
62.32	154.00	Ps.110.00
64.35	159.00	Ps.110.00
66.37	164.00	Ps.110.00
68.39	169.00	Ps.110.00
70.42	174.00	Ps.110.00
72.44	179.00	Ps.110.00
74.46	184.00	Ps.110.00
76.49	189.00	Ps.110.00
78.51	194.00	Ps.110.00
80.54	199.00	Ps.110.00
82.56	204.00	Ps.110.00
84.58	209.00	Ps.110.00
86.61	214.00	Ps.110.00
88.63	219.00	Ps.110.00

Earnings Release | 3Q 2020
Banco Santander México	124

FXI107R DC031

Market price	Observed price	Payment rights (MXN)
0	0	Ps. 90.00
2.00	5.00	Ps. 90.00
4.01	10.00	Ps. 90.00
6.01	15.00	Ps. 90.00
8.01	20.00	Ps. 90.00
10.01	25.00	Ps. 90.00
12.02	30.00	Ps. 90.00
14.02	35.00	Ps. 90.00
16.02	40.00	Ps. 90.00
18.02	45.00	Ps. 90.00
20.03	50.00	Ps. 90.00
22.03	55.00	Ps. 90.00
24.03	60.00	Ps. 90.00
26.03	65.00	Ps. 90.00
28.04	70.00	Ps. 90.00
30.04	75.00	Ps. 90.00
32.04	80.00	Ps. 90.00
34.04	85.00	Ps. 90.00
36.05	90.00	Ps. 90.00
38.05	95.00	Ps. 95.00
40.05	100.00	Ps.100.00
42.05	105.00	Ps.107.50
42.85	107.00	Ps.110.50
44.06	110.00	Ps.115.00
44.86	112.00	Ps.118.00
45.66	114.00	Ps.110.00
47.66	119.00	Ps.110.00
49.66	124.00	Ps.110.00
51.66	129.00	Ps.110.00
53.67	134.00	Ps.110.00
55.67	139.00	Ps.110.00
57.67	144.00	Ps.110.00
59.67	149.00	Ps.110.00
61.68	154.00	Ps.110.00
63.68	159.00	Ps.110.00
65.68	164.00	Ps.110.00
67.68	169.00	Ps.110.00
69.69	174.00	Ps.110.00
71.69	179.00	Ps.110.00
73.69	184.00	Ps.110.00
75.69	189.00	Ps.110.00
77.70	194.00	Ps.110.00
79.70	199.00	Ps.110.00
81.70	204.00	Ps.110.00
83.70	209.00	Ps.110.00
85.71	214.00	Ps.110.00
87.71	219.00	Ps.110.00

Earnings Release | 3Q 2020
Banco Santander México	125

(iv)	The Coca-Cola Company (KO*)

Stock Market where it is quoted:

NYSE

Description:

The Coca-Cola Company (KO*) manufactures, markets and distributes soft drink concentrate and syrups. The company also distributes and markets juice and juice-drink products. Coca-Cola distributes its products to retailers and wholesalers in the United States and internationally.

Historical Evolution:

Comparison base: September 30, 2015

Period	Minimum price	Maximum price	Average (securities)
2015	39.80	43.84	14,306,251.18
2016	40.17	46.89	13,537,007.51
2017	40.44	47.43	11,442,184.21
2018	41.55	50.51	12,795,458.74
2019	44.69	55.77	12,958,030.36
1° Sem. 2018	41.55	48.53	12,993,998.70
2° Sem. 2018	43.75	50.51	12,600,155.84
1° Sem. 2019	44.69	51.92	14,742,370.71
2° Sem. 2019	51.22	55.77	11,202,782.52
April 2020	42.12	49.00	18,372,606.73
mayo 2020	43.26	47.09	20,767,425.06
June 2020	43.57	49.85	19,621,258.77
July 2020	43.91	48.49	16,325,920.19
August 2020	46.30	49.83	12,506,000.90
September 2020	48.21	51.19	17,136,201.60

Historical Volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Earnings Release | 3Q 2020
Banco Santander México	126

Material Suspensions:

No material suspensions have occurred in the trading of this stock during the last three years.

KOC107R DC005

Observed price	Market price	Payment rights (MXN)
0	0	Ps. 90.00
2.23	5.00	Ps. 90.00
4.47	10.00	Ps. 90.00
6.70	15.00	Ps. 90.00
8.94	20.00	Ps. 90.00
11.17	25.00	Ps. 90.00
13.40	30.00	Ps. 90.00
15.64	35.00	Ps. 90.00
17.87	40.00	Ps. 90.00
20.11	45.00	Ps. 90.00
22.34	50.00	Ps. 90.00
24.57	55.00	Ps. 90.00
26.81	60.00	Ps. 90.00
29.04	65.00	Ps. 90.00
31.28	70.00	Ps. 90.00
33.51	75.00	Ps. 90.00
35.74	80.00	Ps. 90.00
37.98	85.00	Ps. 90.00
40.21	90.00	Ps. 90.00
42.45	95.00	Ps. 95.00
44.68	100.00	Ps.100.00
46.91	105.00	Ps.107.50
47.81	107.00	Ps.110.50
49.15	110.00	Ps.115.00
50.04	112.00	Ps.118.00
50.94	114.00	Ps.121.00
51.38	115.00	Ps.110.00
53.62	120.00	Ps.110.00
55.85	125.00	Ps.110.00
58.08	130.00	Ps.110.00
60.32	135.00	Ps.110.00
62.55	140.00	Ps.110.00
64.79	145.00	Ps.110.00
67.02	150.00	Ps.110.00
69.25	155.00	Ps.110.00
71.49	160.00	Ps.110.00
73.72	165.00	Ps.110.00
75.96	170.00	Ps.110.00
78.19	175.00	Ps.110.00
80.42	180.00	Ps.110.00
82.66	185.00	Ps.110.00
84.89	190.00	Ps.110.00
87.13	195.00	Ps.110.00
89.36	200.00	Ps.110.00
91.59	205.00	Ps.110.00
93.83	210.00	Ps.110.00
96.06	215.00	Ps.110.00

Earnings Release | 3Q 2020
Banco Santander México	127

Hedged Position as of September 30th, 2020

Hedged Position

ISSUERS: SXE108R DC063, XLE110R DC013, CTI102L DC008, SPX012R DV008, FXI106R DC030, FXI107R DC031, KOC107R DC005, CTI109L DC009.

Asset Type	Issuer / Serie	Number of Shares	Market Price	Beta Coef.	Period in Months used for Beta	Delta Coefic. (For Options and Warrants)	Delta (Shares)	Delta (Securities)
Hedge	SXE108R DC063	808,500	0.00	1.0000	12	1.000000	808,500.00	(44.9056)
Hedge	XLE110R DC013	1,360,000	0.00	1.0000	12	1.000000	1,360,000.00	(36,524.2311)
Hedge	CTI102L DC008	217,500	0.00	1.0000	12	1.000000	217,500.00	(12,206.1705)
Hedge	SPX012R DV008	930,000	0.00	1.0000	12	1.000000	930,000.00	430.3709
Hedge	FXI106R DC030	500,700	0.00	1.0000	12	1.000000	500,700.00	(21,298.6653)
Hedge	FXI107R DC031	497,000	0.00	1.0000	12	1.000000	497,000.00	(20,674.5262)
Hedge	KOC107R DC005	236,200	0.00	1.0000	12	1.000000	236,200.0000	(7,187.0030)
Hedge	CTI109L DC009	802,000	0.00	1.0000	12	1.000000	802,000.0000	(38,832.4552)
Obligation	SXE108R DC063	808,500	90.45	1.0000	12	0.000056	44.91	44.9056
Obligation	XLE110R DC013	1,360,000	89.28	1.0000	12	0.026856	36,524.23	36,524.2311
Obligation	CTI102L DC008	217,500	97.44	1.0000	12	0.056120	12,206.17	12,206.1705
Obligation	SPX012R DV008	930,000	97.36	1.0000	12	0.000463	430.37	(430.3709)
Obligation	FXI106R DC030	500,700	99.10	1.0000	12	0.042538	21,298.67	21,298.6653
Obligation	FXI107R DC031	497,000	98.98	1.0000	12	0.041599	20,674.53	20,674.5262
Obligation	KOC107R DC005	236,200	100.64	1.0000	12	0.030428	7,187.0030	7,187.0030
Obligation	CTI109L DC009	802,000	89.52	1.0000	12	0.048420	38,832.4552	38,832.4552

Delta as Issuers
Issuer / Serie	Asset Type	Total
SXE108R DC063	Hedge	(44.905590)
	Obligation	44.905590
XLE110R DC013	Hedge	(36,524.231140)
	Obligation	36,524.231140
SPX012R DV008	Hedge	430.370890
	Obligation	(430.370890)
FXI106R DC030	Hedge	(21,298.665310)
	Obligation	21,298.665310
FXI107R DC031	Hedge	(20,674.526200)
	Obligation	20,674.526200
KOC107R DC005	Hedge	(7,187.002990)
	Obligation	7,187.002990
CTI102L DC008	Hedge	(12,206.170530)
	Obligation	12,206.170530
CTI109L DC009	Hedge	(38,832.455200)
	Obligation	38,832.455200
Total		-

Earnings Release | 3Q 2020
Banco Santander México	128

Issuer	Delta (Shares)	Original Beta	Standard Error	Delta (Shares)	Delta Hedge in Securities	Delta Obligations in Securities
SXE108R DC063	0.0000	1.0000	0.000000	0.0000	(44.9056)	44.9056
XLE110R DC013	0.0000	1.0000	0.000000	0.0000	(36,524.2311)	36,524.2311
CTI102L DC008	0.0000	1.0000	0.000000	0.0000	(12,206.1705)	12,206.1705
SPX012R DV008	0.0000	1.0000	0.000000	0.0000	430.3709	(430.3709)
FXI106R DC030	0.0000	1.0000	0.000000	0.0000	(21,298.6653)	21,298.6653
FXI107R DC031	0.0000	1.0000	0.000000	0.0000	(20,674.5262)	20,674.5262
KOC107R DC005	0.0000	1.0000	0.000000	0.0000	(7,187.0030)	7,187.0030
CTI109L DC009	0.0000	1.0000	0.000000	0.0000	(38,832.4552)	38,832.4552

Earnings Release | 3Q 2020
Banco Santander México	129

XII.Special Accounting Criteria — Subsidiaries

Santander Consumo

Special Accounting Criteria issued for the health contingency caused by the virus SARS CoV-2

As of September 30, 2020, Santander Consumo, S.A. de C.V., SOFOM, E.R. (Santander Consumo) has 353,202 loans registered in its different support programs for an amount of Ps. 21,588 million. These loans are segregated as follows:

	Numbers	Million
	of loans	pesos
Commercial loans
Commercial or business activity	803	Ps.65

Consumer loans	352,399	21,523

Total	353,202	Ps.21,588

Santander Consumo considers the Accounting Criteria B-6 "Loan Portfolio" issued by the CNBV regarding to the definition and accounting treatment of the current loan portfolio, past due loan portfolio, restructuring and renewals

In the same line, Santander Consumo determined the amounts that would have resulted if the Special Accounting Criteria had not been applied as follows:

•	Established the classification of the loans that would have remained in force, as well as those loans that would have been transferred to the past due portfolio if the Special Accounting Criteria had not been applied when making the change in conditions,

•	For those loans that had been transferred to the past due portfolio, it determined the amount of accrued interest whose accumulation had been suspended, and

•	Using the current and past due portfolio classification mentioned in the first point and reducing the amount of the interest whose accumulation had been suspended as indicated in the previous point, the probability of default was recalculated taking into account the past due loan classification as part of the calculation process of the preventive estimate for credit risks.

If the Special Accounting Criteria had not been applied, Santander Consumo would have presented the following amounts in the Balance Sheet and in the Statement of Income as of September 30, 2020:

Balance sheet
Million pesos

	Special Accounting Criteria	Accounting Criteria B-6

Performing loan portfolio:
Commercial loans
Commercial or business activity	1,875	1,875

Consumer loans	73,874	72,575

Total performing loan portfolio	75,749	74,450

Non-performing loan portfolio:
Commercial loans
Commercial or business activity	26	26

Consumer loans	1,983	3,138

Total non-performing portfolio	2,009	3,164

Total loan portfolio	77,758	77,614

(-) Less:
Allowance for loan losses
Commercial loans
Commercial or business activity	(45)	(45)

Consumer loans	(9,700)	(9,122)

Total allowance for loan losses	(9,745)	(9,167)

Loan portfolio (net)	68,013	68,447

Earnings Release | 3Q 2020
Banco Santander México	130

Statement of income
Million pesos

	Special Accounting Criteri	Accounting Criteria B-6

Interest income	14,464	14,320
Of which:
Interest on loan portfolio:
Commercial loans
Commercial or business activity	86	86

Consumer loans	14,378	14,234

Total interest income on loan portfolio	14,464	14,320

Allowance for loan losses
Commercial loans
Commercial or business activity	(47)	(47)

Consumer loans	(7,706)	(7,128)

Total allowance for loan losses	(7,753)	(7,175)

Below is the calculation of the capitalization index of Santander Consumo as of September 30, 2020, considering the effect of applying the Special Accounting Criteria, as well as the one that would have been obtained considering Accounting Criteria B-6, “Loan portfolio” issued by the CNBV:

Capitalization index

Special Accounting Criteria	26.90%
Accounting Criteria B-6	27.17%

27 pb

Note: the information shown above represents individual financial information of Santander Consumo as of September 30, 2020. Section 11 “Notes to the consolidated financial statements” details the consolidated financial information of Banco Santander México, which includes that corresponding to Santander Consumo.

Regulatory facilities in relation to loan restructuring and renewal

On September 24, 2020, the CNBV issued certain temporary regulatory facilities in accounting matters (Covid Accounting Facilities) regarding restructures and renewals applicable to loans that meet all of the following conditions:

i)	Have been granted no later than March 31, 2020,

ii)	They are recorded for accounting purposes as a current loan portfolio as of March 31, 2020,

iii)	They have not been entered into with related parties as established in the Credit Institutions Law,

iv)	The payment, no later than January 31, 2021, has been affected by the COVID-19 pandemic, and

v)	Its renewal, restructuring or removal is duly formalized within a period that will expire on January 31, 2021.

It is optional for credit institutions to carry out credit renewals or restructurings applying the Covid Accounting Facilities. In the event that credit institutions choose to apply them, the terms and conditions contained in Official Letter P417 / 2020 of September 24, 2020 issued by the CNBV must be complied with.

Earnings Release | 3Q 2020
Banco Santander México	131

Along the same lines, the CNBV issued four temporary regulatory measures in order to encourage and allow credit institutions to restructure the loans of clients that require it. These measures consist of:

•	Compute a lower amount of specific reserves when a restructuring is agreed with the client.

•	Recognition of the specific reserves that are released by the restructuring of a loan as additional reserves

•	Recognize greater regulatory capital by considering additional reserves as part of complementary capital

•	Prudently reduce capital requirements for credit risk.

Additionally, on October 8, 2020, the CNBV issued a couple of scopes to Covid Accounting Facilities and temporary regulatory measures mentioned in the previous paragraphs where it makes certain clarifications to the Official Letter initially issued on September 24, 2020

Santander Consumo decided not to apply the Covid Accounting Facilities.

Santander Vivienda

Special Accounting Criteria issued for the health contingency caused by the virus SARS CoV-2

As of September 30, 2020, Santander Vivienda, S.A. de C.V., SOFOM, E.R. (Santander Vivienda) has 24,078 loans registered in its different support programs for an amount of Ps. 32,852 million. These loans are segregated as follows:

	Numbers	Million
	of loans	pesos
Mortgage loans
Medium and residential	24,078	Ps.32,852
Social interest
Credits acquired from INFONAVIT or FOVISSSTE	-	-

Total	24,078	Ps.32,852

Santander Vivienda considers the Accounting Criteria B-6 "Loan Portfolio" issued by the CNBV regarding to the definition and accounting treatment of the current loan portfolio, past due loan portfolio, restructuring and renewals

In the same line, Santander Vivienda determined the amounts that would have resulted if the Special Accounting Criteria had not been applied as follows:

•	Established the classification of the loans that would have remained in force, as well as those loans that would have been transferred to the past due portfolio if the Special Accounting Criteria had not been applied when making the change in conditions,

•	For those loans that had been transferred to the past due portfolio, it determined the amount of accrued interest whose accumulation had been suspended, and

Using the current and past due portfolio classification mentioned in the first point and reducing the amount of the interest whose accumulation had been suspended as indicated in the previous point, the probability of default was recalculated taking into account the past due loan classification as part of the calculation process of the preventive estimate for credit risks.

Earnings Release | 3Q 2020
Banco Santander México	132

If the Special Accounting Criteria had not been applied, Santander Vivienda would have presented the following amounts in the Balance Sheet and in the Statement of Income as of September 30, 2020:

Balance sheet
Million pesos

	Special Accounting Criteria	Accounting Criteria B-6

Mortgage loans
Medium and residential	59,564	57,192
Social interest	3	3
Credits acquired from INFONAVIT or FOVISSSTE	298	298

Total performing loan portfolio	59,865	57,493

Mortgage loans
Medium and residential	2,443	4,711
Social interest	2	2
Credits acquired from INFONAVIT or FOVISSSTE	46	46

Total non-performing portfolio	2,491	4,759

Total loan portfolio	62,356	62,252

(-) Less:
Allowance for loan losses
Mortgage loans
Medium and residential	(1,683)	(1,637)
Social interest	-	-
Credits acquired from INFONAVIT or FOVISSSTE	(9)	(9)

Total allowance for loan losses	(1,692)	(1,646)

Loan portfolio (net)	60,664	60,606

Statement of income
Million pesos

	Special Accounting Criteria	Accounting Criteria B-6

Interest income	4,571	4,467
Of which:
Interest on loan portfolio:
Mortgage loans
Medium and residential	4,535	4,431
Social interest	1	1
Credits acquired from INFONAVIT or FOVISSSTE	29	29

Total interest income on loan portfolio	4,565	4,461

Allowance for loan losses
Mortgage loans
Medium and residential	(1,054)	(1,008)
Social interest	1	1
Credits acquired from INFONAVIT or FOVISSSTE	-	-

Total allowance for loan losses	(1,053)	(1,007)

Earnings Release | 3Q 2020
Banco Santander México	133

Below is the calculation of the capitalization index of Santander Vivienda as of September 30, 2020, considering the effect of applying the Special Accounting Criteria, as well as the one that would have been obtained considering Accounting Criteria B-6, “Loan portfolio” issued by the CNBV:

Capitalization index

Special Accounting Criteria	14.12%
Accounting Criteria B-6	14.04%

(8) pb

Note: the information shown above represents individual financial information of Santander Vivienda as of September 30, 2020. Section 11 “Notes to the consolidated financial statements” details the consolidated financial information of Banco Santander México, which includes that corresponding to Santander Vivienda.

Regulatory facilities in relation to loan restructuring and renewal

On September 24, 2020, the CNBV issued certain temporary regulatory facilities in accounting matters (Covid Accounting Facilities) regarding restructures and renewals applicable to loans that meet all of the following conditions:

i)	Have been granted no later than March 31, 2020,

ii)	They are recorded for accounting purposes as a current loan portfolio as of March 31, 2020,

iii)	They have not been entered into with related parties as established in the Credit Institutions Law,

iv)	The payment, no later than January 31, 2021, has been affected by the COVID-19 pandemic, and

v)	Its renewal, restructuring or removal is duly formalized within a period that will expire on January 31, 2021.

It is optional for credit institutions to carry out credit renewals or restructurings applying the Covid Accounting Facilities. In the event that credit institutions choose to apply them, the terms and conditions contained in Official Letter P417 / 2020 of September 24, 2020 issued by the CNBV must be complied with.

Along the same lines, the CNBV issued four temporary regulatory measures in order to encourage and allow credit institutions to restructure the loans of clients that require it. These measures consist of:

•	Compute a lower amount of specific reserves when a restructuring is agreed with the client.

•	Recognition of the specific reserves that are released by the restructuring of a loan as additional reserves

•	Recognize greater regulatory capital by considering additional reserves as part of complementary capital

•	Prudently reduce capital requirements for credit risk.

Additionally, on October 8, 2020, the CNBV issued a couple of scopes to Covid Accounting Facilities and temporary regulatory measures mentioned in the previous paragraphs where it makes certain clarifications to the Official Letter initially issued on September 24, 2020

Santander Vivienda decided not to apply the Covid Accounting Facilities.

Santander Inclusión Financiera

Special Accounting Criteria issued for the health contingency caused by the virus SARS CoV-2

As of September 30, 2020, Santander Inclusión Financiera, S.A. de C.V., SOFOM, E.R. (Inclusión Financiera) has 20,176 loans registered in its different support programs for an amount of Ps. 51 million. These loans are segregated as follows:

	Numbers	Million
	of loans	pesos
Consumer loans	20,176	Ps.51

Total	20,176	Ps.51

Inclusión Financiera considers the Accounting Criteria B-6 "Loan Portfolio" issued by the CNBV regarding to the definition and accounting treatment of the current loan portfolio, past due loan portfolio, restructuring and renewals

Earnings Release | 3Q 2020
Banco Santander México	134

In the same line, Inclusión Financiera determined the amounts that would have resulted if the Special Accounting Criteria had not been applied as follows:

•	Established the classification of the loans that would have remained in force, as well as those loans that would have been transferred to the past due portfolio if the Special Accounting Criteria had not been applied when making the change in conditions,

•	For those loans that had been transferred to the past due portfolio, it determined the amount of accrued interest whose accumulation had been suspended, and

•	Using the current and past due portfolio classification mentioned in the first point and reducing the amount of the interest whose accumulation had been suspended as indicated in the previous point, the probability of default was recalculated taking into account the past due loan classification as part of the calculation process of the preventive estimate for credit risks.

If the Special Accounting Criteria had not been applied, Inclusión Financiera would have presented the following amounts in the Balance Sheet and in the Statement of Income as of September 30, 2020:

Balance Sheet
Million pesos

	Special Accounting Criteria	Accounting Criteria B-6

Consumer loans	190	163

Total performing loan portfolio	190	163

Consumer loans	15	34

Total non-performing portfolio	15	34

Total loan portfolio	205	197

(-) Less:
Allowance for loan losses
Consumer loans	(41)	(37)

Total allowance for loan losses	(41)	(37)

Loan portfolio (net)	164	160

Statement of income
Million pesos

	Special Accounting Criteria	Accounting Criteria B-6

Interest income	144	136
Of which:
Interest on loan portfolio:
Consumer loans	144	136

Total interest income on loan portfolio	144	136

Allowance for loan losses
Consumer loans	(56)	(52)

Total allowance for loan losses	(56)	(52)

Earnings Release | 3Q 2020
Banco Santander México	135

Below is the calculation of the capitalization index of Inclusión Financiera as of September 30, 2020, considering the effect of applying the Special Accounting Criteria, as well as the one that would have been obtained considering Accounting Criteria B-6, “Loan portfolio” issued by the CNBV:

Capitalization index

Special Accounting Criteria	14.77%
Accounting Criteria B-6	13.58%

(119) pb

Note: the information shown above represents individual financial information of Inclusión Financiera as of September 30, 2020. Section 11 “Notes to the consolidated financial statements” details the consolidated financial information of Banco Santander México, which includes that corresponding to Inclusión Financiera.

Regulatory facilities in relation to loan restructuring and renewal

On September 24, 2020, the CNBV issued certain temporary regulatory facilities in accounting matters (Covid Accounting Facilities) regarding restructures and renewals applicable to loans that meet all of the following conditions:

i)	Have been granted no later than March 31, 2020,

ii)	They are recorded for accounting purposes as a current loan portfolio as of March 31, 2020,

iii)	They have not been entered into with related parties as established in the Credit Institutions Law,

iv)	The payment, no later than January 31, 2021, has been affected by the COVID-19 pandemic, and

Its renewal, restructuring or removal is duly formalized within a period that will expire on January 31, 2021.

It is optional for credit institutions to carry out credit renewals or restructurings applying the Covid Accounting Facilities. In the event that credit institutions choose to apply them, the terms and conditions contained in Official Letter P417 / 2020 of September 24, 2020 issued by the CNBV must be complied with.

Along the same lines, the CNBV issued four temporary regulatory measures in order to encourage and allow credit institutions to restructure the loans of clients that require it. These measures consist of:

•	Compute a lower amount of specific reserves when a restructuring is agreed with the client.

•	Recognition of the specific reserves that are released by the restructuring of a loan as additional reserves

•	Recognize greater regulatory capital by considering additional reserves as part of complementary capital

•	Prudently reduce capital requirements for credit risk.

Additionally, on October 8, 2020, the CNBV issued a couple of scopes to Covid Accounting Facilities and temporary regulatory measures mentioned in the previous paragraphs where it makes certain clarifications to the Official Letter initially issued on September 24, 2020

Santander Inclusión Financiera decided not to apply the Covid Accounting Facilities.

Earnings Release | 3Q 2020
Banco Santander México	136

Item 2

3Q.20 Earnings Presentation Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México.

2 Safe Harbor Statement Banco Santander México cautions that this presentation may contain forward - looking statements within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 . These forward - looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with : asset growth and sources of funding ; growth of our fee - based business ; expansion of our distribution network ; financing plans ; competition ; impact of regulation and the interpretation thereof ; action to modify or revoke our banking license ; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk ; exposure to credit risks including credit default risk and settlement risk ; projected capital expenditures ; capitalization requirements and level of reserves ; investment in our formation technology platform ; liquidity ; trends affecting the economy generally ; and trends affecting our financial condition and our results of operations . While these forward - looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward - looking statements . These factors include, among other things : changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies ; changes in economic conditions, in Mexico in particular, in the United States or globally ; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank ( Banco de México ) ; inflation ; deflation ; unemployment ; unanticipated turbulence in interest rates ; movements in foreign exchange rates ; movements in equity prices or other rates or prices ; changes in Mexican and foreign policies, legislation and regulations ; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government ; changes in taxes and tax laws ; competition, changes in competition and pricing environments ; our inability to hedge certain risks economically ; economic conditions that affect consumer spending and the ability of customers to comply with obligations ; the adequacy of allowance for impairment losses and other losses ; increased default by borrowers ; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions ; technological changes ; changes in consumer spending and saving habits ; increased costs ; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms ; changes in, or failure to comply with, banking regulations or their interpretation ; and certain other risk factors included in our annual report on Form 20 - F . The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U . S . Securities and Exchange Commission, could adversely affect our business and financial performance . The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward - looking statements . You should not place undue reliance on such statements, which speak only as of the date they were made . We undertake no obligation to update publicly or to revise any forward - looking statements after we distribute this presentation because of new information, future events or other factors . In light of the risks and uncertainties described above, the future events and circumstances discussed herein might not occur and are not guarantees of future performance . Note : The information contained in this presentation is not audited . Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission ( Comisión Nacional Bancaria y de Valores ) for credit institutions, as amended (Mexican Banking GAAP) . All figures presented are in millions of nominal Mexican pesos, unless otherwise indicated . Historical figures are not adjusted by inflation .

3 Robust Performance Amid Ongoing Challenges Arising From Pandemic Source: Company filings under CNBV GAAP. Notes: 1) Year to date = Annualized loan loss reserves (LTM) as percentage of average loans (LTM). 2) Quarterly ratio = Annualized quarterly opex as percentage of annualized quarterly income before opex - net of al lowances (3Q20*4). / Year to date = Annualized cumulative opex as percentage of annualized cumulative income before opex - net of allowances (9M20). 3) Quarterly ratio = Annualized quarterly net income as a percentage of average equity (4Q19;3Q20). / Year to date =Annualized cumulative net income as a percentage of average equity (4Q19;3Q20). Loan book up 5.4% YoY  Growth supported by mortgages, as well as auto, middle - market and government loans  Consumer and SME loans impacted by pandemic Deposit base up 13.1% YoY  Individual demand deposits +27.4%  Individual term deposits - 5.4% Sound asset quality  NPL ratio 2.09% - 24 bps  Cost of risk 1 3.13% +51 bps Profitability remains resilient, though impacted by reduced income  Efficiency ratio 2 48.14% +303 bps 44.16% - 58 bps  ROAE 3 13.87% - 276 bps 13.49% - 300 bps 3Q20 YoY Var 3Q20 YoY Var  Corporate demand deposits +11.4%  Corporate term deposits +14.5% Maintaining strong capital and liquidity positions  CET1 12.26%  LCR 275.11% 3Q20 9M20 YoY Var  Better than expected performance of payment holidays portfolio  Reflects precautionary provisions of Ps.3.9Bn booked in 2Q20 Operations normalizing while customers and employees remain safeguarded  Total capitalization ratio at highest level since IPO

GDP Expectations and Key Domestic Macro Indicators

Banxico's GDP Growth Expectations Survey[1] (%)

3.2
2021
2020
-9.8 (Sep)
2
-1
-4
-7
-10
2018
2019
2020

Growth of Formal Employment[2] (%, YoY)

6
2
-2
-6
(Sep)
-4.2
2018
2019
2020

Growth of Gross Fixed Investment[3] (%, YoY)

0
-20
-40
(Jul)
-21.2
2018
2019
2020

Santander

4

- 21.2 -40 -20 0 (Jul) - 4.2 -6 -2 2 6 (Sep) GDP Expectations and Key Domestic Macro Indicators Growth of Gross Fixed Investment 3 (%, YoY) Banxico’s GDP Growth Expectations Survey 1 (%) 13.1 % Source: 1) Banxico surveys on the expectations of specialists in economics of the private sector as of September 2020. 2) Instituto Mexicano del Seguro Social (IMSS) as of September 2020. 3) Inegi, deseasonalized series as of July 2020 . 4 ) Payroll stock range by dispersion. Growth of Formal Employment 2 (%, YoY) 4 - 9.8 3.2 -10 -7 -4 -1 2 2019 2018 2020 2020 2021 (Sep) 2019 2018 2020 2019 2018 2020  Banxico’s GDP growth expectations survey shows steep contraction trend of - 9 . 8 % for 2020 and a recovery of 3 . 2 % in 2021 .  Growth in formal employment continues to contract YoY, but signs of a slight recovery emerging in August and September, with recovery of 18 % of the more than 1 million jobs lost from March to July . From the total job losses, 84 % were concentrated in the range of 1 to 2 minimum wages, while in September close to only 9% 4 of our payrolls were in this range .  GFI was down 21 . 2 % YoY, but increased 4 . 4 % MoM in July, driven by growth in machinery and equipment (+ 11 . 1 % MoM) .

Total Loans

YoY Growth
5,335
5,406
5,776
5,640
5,521
5.8%
4.3%
9.9%
5.9%
2.0%
3Q19
4Q19
1Q20
2Q20
Aug'20

Total Deposits

YoY Growth
5,160
5,310
5,734
5,842
5,848
5.2%
4.5%
12.3%
12.6%
10.6%
3Q19
4Q19
1Q20
2Q20
Aug'20

Consumer Loans[1] (YoY Growth)

Demand Deposits (YoY Growth)

6.0%
6.4%
16.7%
17.0%
16.1%
3Q19
4Q19
1Q20
2Q20
Aug'20

Santander

5

5 System Deposit Growth Still Double - Digit; Loan Growth Slows Significantly, with Consumer Loans Most Affected Source: CNBV Banks as of August 2020 in billion pesos. Notes: 1) Includes credit cards, payroll, personal and auto loans. Total Loans Total Deposits Consumer Loans 1 (YoY Growth) Demand Deposits (YoY Growth) 9.9% Aug’20 4.3% 5.8% 3Q19 4Q19 1Q20 5.9% 2Q20 2.0% 5,335 5,406 5,776 5,640 5,521 YoY Growth 12.3% 1Q20 5.2% 4.5% 3Q19 12.6% 5,848 4Q19 2Q20 10.6% Aug’20 5,160 5,310 5,734 5,842 YoY Growth 1Q20 3Q19 4Q19 2Q20 Aug’20 6.0% 5.2% 3.3% - 3.2% - 6.7% 3Q19 4Q19 Aug’20 1Q20 6.4% 2Q20 6.0% 16.7% 17.0% 16.1%

6 Notes: 1) 9M  20. 2) FY2019. 3) H1  20: monitoring data, not audited. 4) Issued on October 15, UN’s “International Day of Rural Women”. Continue embedding our culture in all stakeholders… … supporting our customers in their transition to a low carbon economy… … and investing in the communities while continue supporting higher education.... … promoting financial inclusion and empowerment. 104,212 people financially empowered 3 Tuiio : • 101 , 655 microcredits granted in 2020 1 • 35 , 265 new customers in 2020 1 • 146 , 013 cumulative customers since 2017 • Tuiio’s Medical Care product launched • Award by Foretica recognizing its good practice Financial Education : • 15 , 846 people benefited with financial education in our financial education site 1 • Women in senior leadership positions : 16% 1 • 95 % of employees are proud to work for Santander 2 • Ranking Súper Empresas (Top companies) : 9 TH place 2 – Contact Center listed as “ Súper Espacios de Trabajo ” ranking in the top 10 companies with over 500 employees – Top 15 break friendly companies : Second place with more than 3 , 000 employees • Advisory on issuance of 1 Green Bond and 1 Sustainable Bond in 2020 • Santander was ESG advisor for the first Gender Bond issued in Mexico 4 • First sustainable equity investment fund in Mexico, the “SAM - ESG” • 39 , 004 people helped with community investment programs 3 • 28 , 774 scholarships granted with MXN 42 . 1 million 1 • Two Mexican entrepreneurs winners of the Santander X Tomorrow Challenge • MXN 49 . 7 million invested in COVID - 19 community programs in alliance with Zurich Santander 1 Doing Business in a Responsible Way

Advancing Our Growth Strategy Under Still Adverse Conditions

Strengthening loyalty through cross-selling

Loyal to active customer ratio

Focusing on remote services and our digital platform capabilities

Digital customers (Mn)

+25 %
3.8
4.8
3Q19
3Q20

Business continuity

90% of employees working remotely since March

94 % of branches open

75 % of branch employees working on site

Growing our auto loan business organically

Auto loan market share[1]

2.9%
0.2%
2017
2018
2019
2020

Our micro financing origination is rapidly recovering

tuiio FINANZAS DE TÚ A TÚ

Credit origination (Mn)

Prudent risk management

We beat the record of mortgage origination in Mexico

Credit origination (Bn)

+94% YoY
2.4
3.0
4.4
07/20
08/20
09/20

Santander

Notes: 1) CNBV Data as of August 2020.

7

7 Advancing Our Growth Strategy Under Still Adverse Conditions Notes: 1) CNBV Data as of August 2020. 25% 29% 33% 37% 2017 2018 2019 3Q20 Loyal to active customer ratio 0.2% 2.9% 2017 2018 2019 2020 Auto loan market share¹ 3.8 4.8 3Q19 3Q20 Digital customers (Mn) Strengthening loyalty through cross - selling Focusing on remote services and our digital platform capabilities Growing our auto loan business organically Our micro financing origination is rapidly recovering Prudent risk management 384 115 183 1Q20 2Q20 3Q20 +59 % Credit origination (Mn) Business continuity 90% 94% 75 % of employees working remotely since March of branches open of branch employees working on site + 25 % We beat the record of mortgage origination in Mexico We broke our own mortgage origination record twice this quarter and the banking system’s in September by originating Ps . 4 . 4 Bn that month . 2.4 3.0 4.4 07/20 08/20 09/20 +94% YoY Credit origination (Bn)

Payment Holidays Portfolio Performed Better Than Expected

Maturities

191,295
1,755
3,146
131,231
55,163
Jun-20
Loan amortizations[1]
Early cancellatio n
Aug-Sep20
Oct-Dec20

Portfolio Performance

Restructurings
1-2 payments due
Current
131,231
7%
8%
85%
63,488
7%
93%
36,252
18%
8%
74%
31,032
6%
11%
83%
Total
Mortgages
SMEs
Consumer[2]

Santander

8

Notes: 1 ) Includes principal payments on loans in the payment holiday program during August and September. 2) Consumer includes auto, personal and payroll loans. Payment Holidays Portfolio Performed Better Than Expected 8 Jun - 20 1,755 191,295 3,146 Loan amortizations 1 Early cancellatio n Aug - Sep20 Oct - Dec20 131,231 55,163 Maturities Portfolio Performance 85% 7% 74% 8% 36,252 7% Total 93% Mortgages SMEs 83% Consumer 2 131,231 63,488 31,032  Our early recovery strategy and favorable customer response resulted in a better than expected performance of the portfolio.  71% of the portfolio has faced payments and includes all individuals and SMES. The pending amount due in the 4Q20 are medium size companies. Restructurings 1 - 2 payments due Current 18% 6% 8% 11%

Total Loans

+5.4%
+2.0 %
System YoY growth[1]
697,326
713,680
775,809
751,219
735,330
-2.1%
3Q19
4Q19
1Q20
2Q20
3Q20

Loan Portfolio Breakdown

Consumer 8%
Credit Cards 7%
Middle-Market 28%
Mortgages 22%
Corporates 13%
SMEs 9%
Gov&FinEnt 13%

	3Q20					3Q19	
	$$	Var YoY	System YoY Growth[1]	Contribution to: Loans	Contribution to: NII Loans	Contribution to: Loans	Contribution to: NII Loans
High-margin segments:							
Middle-market	205,862	10.9%		52.7%	66.4%	54.5%	69.4%
SMEs	68,655	(12.1%)					
Credit cards	53,296	(9.6%)	(8.8%)				
Consumer	59,762	3.6%	(5.3%)				
	387,575	1.9%					
Low-margin segments:							
Corporates	91,726	(2.3%)		47.3%	33.6%	45.5%	30.6%
Government & Financial Entities	91,291	22.6%	0.1%				
Mortgages	164,737	10.8%	9.5%				
	347,754	9.7%					

Santander 9

9 Santander Mexico Loan Growth Supported by Mortgages and Auto, Middle - Market & Government Loans Total Loans Loan Portfolio Breakdown Contribution to: Loans NII Loans 54.5% 69.4% 45.5% 30.6% 3Q20 3Q19 3Q19 3Q20 4Q19 1Q20 2Q20 713,680 697,326 775,809 751,219 735,330 - 2.1% +5.4% $$ Var YoY System YoY Growth 1 Contribution to: Loans NII Loans High - margin s egments: Middle - market 205,862 10.9% 52.7% 66.4% SMEs 68,655 (12.1%) Credit cards 53,296 (9.6%) (8.8%) Consumer 59,762 3.6% (5.3%) 387,575 1.9% Low - margin segments: Corporates 91,726 (2.3%) 47.3% 33.6% Government & Financial Entities 91,291 22.6% 0.1% Mortgages 164,737 10.8% 9.5% 347,754 9.7% Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) CNBV Banks as of August 2020 in billion pesos. System YoY growth 1 +2.0 % Middle - Market 28% Corporates 13% Gov&FinEnt 13% SMEs 9% Mortgages 22% Credit Cards 7% Consumer 8%

Individual Loans

3Q19 265,363 → +4.7% → 277,795 3Q20

Mortgages

+10.8%
148,733
151,929
155,214
158,779
164,737
+3.8%
3Q19
4Q19
1Q20
2Q20
3Q20

Credit Cards

-9.6%
58,960
59,478
57,624
54,242
53,296
-1.7%
3Q19
4Q19
1Q20
2Q20
3Q20

Consumer[1]

+3.6%
57,670
57,644
58,287
58,750
59,762
+1.7%
Auto
Personal
Payroll
3Q19
4Q19
1Q20
2Q20
3Q20

Santander

10

10 Strong Mortgage and Auto Loan Growth, While Consumer Loans Still Affected by Pandemic Source: Company filings under CNBV GAAP, in million pesos. Market position calculated with CNBV Banks as of August 2020. Notes: 1) Includes payroll, personal, auto and microfinancing loans. Individual Loans 277,795 265,363 3Q19 3Q20 +4.7%  Organic growth of +15.0% YoY  # 1 top mortgage originator in September, with Hipoteca Plus accounting for 66% of new mortgages  September’s origination at record high; up 94% YoY  Usage and balances remain negatively impacted by Covid - 19  Usage down 14% YoY in September, but up 45% vs April’s low  Maintaining conservative origination criteria  Growth focused on payroll loans, up 2.6% YoY, while personal loans contracted by 12.2% YoY  3Q20's auto loan production more than doubled vs 2Q20 boosted by commercial agreement with Mazda, Suzuki and Peugeot, who have jointly gained 53 bps of market share in the LTM. Mortgages Credit Cards Consumer 1 3Q19 151,929 3Q20 4Q19 158,779 1Q20 148,733 2Q20 155,214 164,737 +3.8% +10.8% 3Q19 4Q19 2Q20 3Q20 1Q20 57,624 58,960 59,478 54,242 53,296 - 1.7% - 9.6% 3Q19 1Q20 4Q19 2Q20 3Q20 57,670 57,644 58,287 58,750 59,762 +1.7% +3.6% Auto Personal Payroll

Loyal Customers[1]

Loyal / Active

+14.4%
2,980
3,168
3,300
3,313
3,408
32%
37%
3Q19
4Q19
1Q20
2Q20
3Q20

Digital Customers[1]

A loyal customer is 4x more profitable

Digital Channels

Digital Transactions / Total Transactions[2]

18.7%
14%
86%
31.8%
7%
93%
Internet
Mobile
Sep'19
Sep'20

Products Sales by Channel[3]

30%
70%
44%
56%
Digital
Others
3Q19
3Q20

Mobile Customers[1]

+29.6%
3,425
3,803
4,215
4,269
4,437
3Q19
4Q19
1Q20
2Q20
3Q20

Santander

11

11 Base of Loyal Customers Expands with Sustained Growth in Adoption of Digital Channels Notes: 1) Thousands of customers. 2) Monetary transactions of individuals 3) Sales by channel of individuals and SMEs Figures may vary from those previously reported due to restatements Loyal Customers 1 Digital Customers 1 Digital Channels Mobile Customers 1 A loyal customer is 4x more profitable 3Q20 3Q19 1Q20 4Q19 2Q20 2,980 3,168 3,300 3,313 3,408 +14.4% 3Q20 2Q20 3Q19 1Q20 4Q19 3,815 4,170 4,448 4,606 4,768 + 25.0% 3Q20 3Q19 4Q19 3,425 1Q20 2Q20 3,803 4,215 4,269 4,437 + 29.6% 14% Sep’19 86% 7% 93% 31.8% Sep’20 18.7% Internet Mobile 70% 3Q20 30% 3Q19 44% 56% Digital Others Digital Transactions / Total Transactions 2 Products Sales by Channel 3 32% 37% Loyal / Active

Commercial Loans
3Q19 431,963
+5.9%
457,535 3Q20
SMEs
-12.1%
78,075
76,344
74,587
72,198
68,655
-4.9%
3Q19
4Q19
1Q20
2Q20
3Q20
Middle-Market
+10.9%
185,567
186,615
214,054
214,556
205,863
-4.1%
3Q19
4Q19
1Q20
2Q20
3Q20
Corporates
-2.3%
93,838
94,506
122,347
104,834
91,726
-12.5%
3Q19
4Q19
1Q20
2Q20
3Q20
Government & Fin. Ent.
+22.6%
74,482
87,165
93,696
87,859
91,291
+3.9%
3Q19
4Q19
1Q20
2Q20
3Q20

Santander

12

Source: Company filings under CNBV GAAP, in million pesos.

12 Government Loans Remain Robust; Sequential Contractions in Commercial Lending; SMEs Most Impacted by Pandemic’s Effects Source: Company filings under CNBV GAAP, in million pesos. Commercial Loans 457,535 431,963 3Q19 3Q20 +5.9% SMEs Middle - Market Corporates Government & Fin. Ent. 3Q19 3Q20 4Q19 1Q20 2Q20 76,344 72,198 78,075 74,587 68,655 - 4.9% - 12.1% 3Q20 3Q19 2Q20 4Q19 1Q20 185,567 186,615 214,054 214,556 205,863 - 4.1% +10.9% 4Q19 3Q19 1Q20 2Q20 3Q20 93,838 94,506 122,347 104,834 91,726 - 12.5% - 2.3% 3Q19 1Q20 4Q19 2Q20 3Q20 74,482 87,165 93,696 87,859 91,291 +3.9% +22.6%

Total Deposits

+13.1%
-2.1%
Term
Demand
683,590
692,537
810,340
789,740
772,984
36%
64%
36%
64%
34%
66%
36%
64%
34%
66%
3Q19
4Q19
1Q20
2Q20
3Q20

Demand Deposits

+16.1%
438,845
509,686
Individuals +27.4%
Corporate +11.4%
3Q19
3Q20

Term Deposits[1]

+7.6%
244,745
263,298
Individuals -5.4%
Corporate +14.5%
3Q19
3Q20

Santander
13

13 Total Deposits Supported by Promotional Campaigns; Lower Interest Rates Favor Demand, Mainly in Retail Total Deposits Demand Deposits Term Deposits 1  Total retail deposits – up 14.4% YoY  Strategy to attract deposits boosted individual demand deposits by 27.4% YoY  80 bps YoY drop in demand deposit cost ; twice as much as the market. Source: Company filings under CNBV GAAP, in millions pesos. Notes: 1) Includes money market. 3Q19 2Q20 36% 64% 36% 64% 4Q19 64% 34% 66% 1Q20 36% 34% 66% 3Q20 Term Demand 683,590 789,740 692,537 810,340 772,984 - 2.1% +13.1% 509,686 3Q19 3Q20 438,845 +16.1% 263,298 3Q19 3Q20 244,745 +7.6% +27.4% Individuals Corporate +11.4% Individuals Corporate - 5.4% +14.5%

Maintaining Strong Liquidity Profile and Capital Position

Net Loans to Deposits[1]

98.89%
99.95%
92.94%
91.81%
91.78%
3Q19
4Q19
1Q20
2Q20
3Q20

Debt Maturity[3]

13,278[3]
27,481
29,833
39,332
10,150
29,218
11,238[4]
2020
2021
2022
2025
2026
2028
>2028

CET1 and Capitalization

16.89%
16.37%
16.23%
16.69%
17.16%
Tier 2
AT1
CET1
12.29
11.89
11.06
11.64
12.26
3Q19
4Q19
1Q20
2Q20
3Q20[5]

Santander

14

14 Maintaining Strong Liquidity Profile and Capital Position Net Loans to Deposits 1 Debt Maturity 3 CET1 and Capitalization  Net loans - to - deposits ratio at one of its strongest levels  Diversified funding sources and manageable maturity profile  LCR 2 of 275.11%, well above 100% Banxico regulatory requirement  CET1 ratio increased by 62 bps to 12.26% Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Loans net of allowances divided by total deposits (Demand + Term). 2) LCR = Liquidity Coverage Ratio. / 3) In addition we have Ps.6,905 million of short - term positions. 4) Including additional Tier 1 Capital Notes issued in December 2016. / 5) 3Q20 is preliminary. 12.29 11.89 11.06 11.64 12.26 AT1 1Q20 16.37% 3Q19 4Q19 2Q20 3Q20 5 16.89% Tier 2 CET1 16.23% 16.69% 17.16% 27,481 29,833 39,332 10,150 29,218 2022 2020 13,278 3 2021 2025 >2028 2026 2028 11,238 4 91.81% 99.95% 2Q20 3Q20 3Q19 4Q19 1Q20 92.94% 98.89% 91.78%

15 NII and NIM Contractions Stem From Lower Interest Rates and Growth in Low Margin Segments N et Interest Income and NIM 1  NII declined 3.0% YoY, principally due to: ▪ Lower interest income from: • Loan portfolio (ex - credit cards): - 13.6% • Credit cards: - 6.7% ▪ Partially offset by higher interest income from investment in securities: +29.5%  NIM declined 124 bps YoY to 4.50% in 3Q20 and increased 2 bps QoQ  Two cuts in the reference interest rate during the quarter, with the average interest rate (TIIE28) in the 3Q20 down 338 bps YoY to 4.97%. Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly ratio = Annualized net interest income (3Q20*4) divided by daily average interest earnings assets (3Q20) . Year to date = Annualized net interest income (9M20/3*4) divided by daily average interest earnings assets (9M20 ). 4.50 5.74 16,727 3Q19 5.39 2Q20 4Q19 16,089 4.48 5.45 1Q20 3Q20 16,896 16,589 15,931 +1.0% - 3.0% 5.69 4.78 9M19 9M20 49,626 48,916 - 1.4%

16 Credit Card and Insurance Fees Reflect Gradual Improvement; Investment Banking Impacted by Weak Business Activity Net Commissions and Fees Source: Company filings under CNBV GAAP, in million pesos. Notes: * Includes fees from collections and payments, account management, checks, foreign trade and others. Credit cards 36% Insurance 27% Cash management* 21% Investment funds 9% Purchase - sale of securities and money market transactions 4% Financial advisory services 3% 4,690 4Q19 3Q19 1Q20 3Q20 2Q20 4,580 4,325 4,697 4,598 +2.0% +2.4% 9M19 13,703 9M20 13,985 +2.1% Var YoY Var YoY 3Q19 2Q20 3Q20 $$ % 9M19 9M20 $$ % Credit cards 1,395 1,163 1,681 286 20.5% 4,032 4,125 93 2.3% Insurance 1,178 1,340 1,292 114 9.7% 3,673 3,831 158 4.3% Cash management* 1,240 1,256 1,203 (37) (3.0%) 3,809 3,845 36 0.9% Investment funds 399 396 406 7 1.8% 1,163 1,196 33 2.8% Purchase - sale of securities and money market transactions 168 190 204 36 21.4% 542 604 62 11.4% Financial advisory services 408 426 124 (284) (69.6%) 1,078 985 (93) (8.6%) Bank correspondents (208) (173) (220) (12) 5.8% (594) (601) (7) 1.2% 110 2.4% 282 2.1%

17 Gross Operating Income Supported by Robust Market Related Income Gross Operating Income 1 Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Gross operating income does not include other income. Net Interest Income 72.9% Net Commissions and Fees 21.2% Market related revenue 5.9% 1Q20 3Q20 3Q19 4Q19 2Q20 22,270 22,513 22,476 23,812 22,071 - 7.3% - 0.9% 68,359 65,326 9M19 9M20 +4.6% Var YoY Var YoY 3Q19 2Q20 3Q20 Var $$ Var % 9M19 9M20 Var $$ Var % Net Interest Income 16,589 15,931 16,089 (500) (3.0%) 49,626 48,916 (710) (1.4%) Net Commissions and Fees 4,580 4,598 4,690 110 2.4% 13,703 13,985 282 2.1% Market related revenue 1,101 3,283 1,292 191 17.3% 1,997 5,458 3,461 173.3% Gross Operating Income* 22,270 23,812 22,071 (199) (0.9%) 65,326 68,359 3,033 4.6%

18 Cost of Risk Reflects Precautionary COVID - 19 Related Provisions; NPLs Benefitting from Regulatory Facilities Loan Loss Reserves (LLR) Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Year to date = Annualized loan loss reserves (LTM) as percentage of average loans (LTM). 2) Commercial loans include: Middle - Market, SMEs, corporates, financial institutions and government. C ost of Risk 1 NPL Ratio 4Q19 3,915 3Q19 3Q20 1Q20 2Q20 4,478 4,862 5,165 8,350 4,596 - 45.0% +2.6% 13,250 9M20 9M19 3,915 18,111 +36.7% Additional LLR 9M20 9M19 2.62% 3.13% +51 bps 1Q20 4Q19 2Q20 3Q19 3Q20 2.62% 2.60% 2.65% 3.14% 3.13% - 1bps +51 bps 3Q19 2Q20 3Q20 Var YoY (bps) Var QoQ (bps) Consumer 3.88% 4.16% 2.33% (155) (183) Credit card 4.25% 4.82% 2.69% (156) (213) Other consumer 3.51% 3.55% 2.01% (150) (154) Mortgages 4.01% 4.69% 4.23% 22 (46) Commercial 2 1.34% 1.40% 1.26% (8) (14) SMEs 2.52% 3.37% 2.18% (34) (119) NPL ratio 2.33% 2.51% 2.09% (24) (42)

19 Cost Controls Mitigate Amortization and IPAB Charges, while Digitalization Initiatives Maintained Administrative & Promotional Expenses Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly ratio = Annualized opex as percentage of annualized income before opex - net of allowances (3Q20*4). Year to date = Annualized cumulative opex as percentage of annualized cumulative income before opex - net of allowances (9M20). Efficiency 1 Expenses Breakdown & Performance 9M19 9M20 44.74% 44.16% - 58 bps 3Q19 4Q19 3Q20 1Q20 2Q20 9,783 10,344 9,785 9,599 10,429 +8.6% +6.6% 40.71% 2Q20 3Q19 4Q19 1Q20 3Q20 45.11% 47.21% 43.95% 48.14% +743bps +303 bps 28,521 9M19 29,813 9M20 +4.5% Var YoY Var YoY 3Q19 2Q20 3Q20 $$ % 9M19 9M20 $$ % Personnel 4,012 3,555 3,762 (250) (6.2%) 11,855 11,239 (616) (5.2%) Administrative expenses 2,936 2,821 3,123 187 6.4% 8,598 8,933 335 3.9% Technology services (IT) 1,115 1,181 1,454 339 30.4% 2,862 3,660 798 27.9% Depreciation and amortization 868 993 1,090 222 25.6% 2,694 3,098 404 15.0% IPAB 852 1,049 1,000 148 17.4% 2,512 2,883 371 14.8% Admin. & promotional expenses 9,783 9,599 10,429 646 6.6% 28,521 29,813 1,292 4.5%

Net Income

-8.8%
-10.6%
5,517
4,916
5,414
4,230
5,030
+18.9%
16,416
14,674
3Q19
4Q19
1Q20
2Q20
3Q20
9M19
9M20

ROAE[1]

-276bps
-300bps
16.63%
14.88%
15.48%
11.86%
13.87%
+201bps
16.49%
13.49%
3Q19
4Q19
1Q20
2Q20
3Q20
9M19
9M20

Effective Tax Rate

-83bps
+12bps
25.72%
26.69%
26.02%
25.34%
24.89%
-45bps
25.32%
25.44%
3Q19
4Q19
1Q20
2Q20
3Q20
9M19
9M20

Profit Before Taxes

-9.8%
-10.5%
7,427
6,706
7,318
5,666
6,697
+18.2%
21,982
19,681
3Q19
4Q19
1Q20
2Q20
3Q20
9M19
9M20

Santander

20

20 Net Income Down YoY, with Sequential Recovery, Mainly Impacted by Soft NII and Fees Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly ratio = Annualized net income as percentage of average equity (4Q19,3Q20). Year to date = Annualized cumulative net income as percentage of average equity (4Q19,3Q20). Net Income ROAE 1 Effective Tax Rate Profit Before Taxes 9M20 9M19 16.49% 13.49% - 300bps 4Q19 3Q19 1Q20 2Q20 3Q20 5,517 4,916 5,414 4,230 5,030 +18.9% - 8.8% 3Q19 4Q19 3Q20 1Q20 13.87% 2Q20 16.63% 14.88% 15.48% 11.86% +201bps - 276bps 9M19 9M20 14,674 16,416 - 10.6% 3Q20 2Q20 3Q19 4Q19 1Q20 25.72% 26.69% 26.02% 25.34% 24.89% - 45bps - 83bps 3Q20 1Q20 7,427 7,318 3Q19 4Q19 2Q20 6,706 5,666 6,697 +18.2% - 9.8% 9M20 9M19 25.32% 25.44% +12bps 19,681 21,982 9M19 9M20 - 10.5%

21 Looking Ahead Unprecedented economic contraction, although economy and business environment show signs of very gradual recovery Capital and liquidity levels are very strong and poised to remain well in excess of regulatory minimums Loan portfolio still expected to be driven by mortgages, auto, and commercial loans (mainly medium and large companies), with consumer loans lagging; total loans could reach low single digit growth in 2020 Continued focus on loyalty: cross selling, non - credit products and insurance in support of commissions and fees growth Maintain cost controls while continuing medium - and long - term investments in IT and digitalization; costs should grow slightly above inflation in 2020. Better - than - expected performance in asset quality, so far, following payment holiday program • Continue closely monitoring customer behavior, using CRM capabilities • Executing early recoveries and restructuring strategies • Preemptive provisions of Ps.3.9 billion in 2Q20 remain adequate, but could be revised upward

Questions and Answers

23 Annexes

Macroeconomic

GDP Growth (%)
2.1
-0.1
-10.1
-10.5
3.2
1.3
2018
2019
2020E
2021E
2022E

Average Exchange Rate
(MXP/USD)
24.1
26.0
26.3
19.2
19.3
22.3
23.1
23.4
2018
2019
2020E
2021E
2022E

Annual Inflation Rate (%)
4.8
2.8
3.6
3.8
3.5
3.5
2018
2019
2020E
2021E
2022E

Santander

24

Source: INEGI, Banxico and Santander

24 Macroeconomic Source: INEGI, Banxico and Santander GDP Growth (%) Average Exchange Rate (MXP/USD) Annual Inflation Rate (%) Central Bank Monetary Policy (%, end of year) 2.1 - 0.1 3.2 1.3 2.1 - 0.1 3.2 1.3 2022E 2020E 2018 2019 2021E - 10.1 19.2 19.3 22.3 23.1 23.4 2018 2019 2020E 2021E 2022E 4.8 2.8 3.8 3.5 3.5 2018 2019 2020E 2021E 2022E 8.25 7.25 4.00 4.00 4.00 2018 2019 2020E 2021E 2022E - 10.5 24.1 26.0 26.3 3.6

25 Consolidated Income Statement Source: Company filings under CNBV GAAP, in million pesos. % Variation % Variation 3Q19 2Q20 3Q20 QoQ YoY 9M19 9M20 YoY Interest income 30,465 29,383 27,503 (6.4) (9.7) 91,794 87,733 (4.4) Interest expense (13,876) (13,452) (11,414) (15.2) (17.7) (42,168) (38,817) (7.9) Net interest income 16,589 15,931 16,089 1.0 (3.0) 49,626 48,916 (1.4) Provisions for loan losses (4,478) (8,350) (4,596) (45.0) 2.6 (13,250) (18,111) 36.7 Net interest income after provisions for loan losses 12,111 7,581 11,493 51.6 (5.1) 36,376 30,805 (15.3) Commission and fee income 6,504 6,188 5,659 (8.5) (13.0) 19,006 18,355 (3.4) Commission and fee expense (1,924) (1,590) (969) (39.1) (49.6) (5,303) (4,370) (17.6) Net gain (loss) on financial assets and liabilities 1,101 3,283 1,292 (60.6) 17.3 1,997 5,458 — Other operating income (582) (232) (409) 76.3 (29.7) (1,573) (853) (45.8) Administrative and promotional expenses (9,783) (9,599) (10,429) 8.6 6.6 (28,521) (29,813) 4.5 Operating income 7,427 5,631 6,637 17.9 (10.6) 21,982 19,582 (10.9) Equity in results of associated companies 0 35 60 71.4 — 0 99 — Operating income before income taxes 7,427 5,666 6,697 18.2 (9.8) 21,982 19,681 (10.5) Current income taxes (1,958) (2,023) (1,364) (32.6) (30.3) (4,991) (6,431) 28.9 Deferred income taxes (net) 48 587 (303) — — (575) 1,424 — Net income 5,517 4,230 5,030 18.9 (8.8) 16,416 14,674 (10.6)

26 Consolidated Balance Sheet Source: Company filings under CNBV GAAP, in million pesos. % Variation Sep - 19 Jun - 20 Sep - 20 QoQ YoY Funds available 73,192 113,427 85,658 (24.5) 17.0 Margin accounts 3,826 4,929 4,638 (5.9) 21.2 Investment in securities 282,178 368,394 540,938 46.8 91.7 Debtors under sale and repurchase agreements 67,889 66,147 36,848 (44.3) (45.7) Derivatives 147,088 346,921 385,504 11.1 — Valuation adjustment for hedged financial assets 152 264 421 59.5 — Total loan portafolio 700,329 775,809 751,219 (3.2) 7.3 Allowance for loan losses (21,345) (22,664) (26,157) 15.4 22.5 Loan portafolio (net) 678,984 753,145 725,062 (3.7) 6.8 Accrued income receivable from securitization transactions 84 154 155 0.6 84.5 Other receivables (net) 77,945 106,093 107,968 1.8 38.5 Foreclosed assets (net) 232 155 136 (12.3) (41.4) Property, furniture and fixtures (net) 9,054 10,343 10,185 (1.5) 12.5 Long - term investment in shares 90 359 913 — — Deferred taxes and deferred profit sharing (net) 18,901 21,849 21,560 (1.3) 14.1 Deferred charges, advance payments and intangibles 8,536 9,991 9,324 (6.7) 9.2 Other 36 39 40 2.6 11.1 Total assets 1,368,187 1,802,210 1,929,350 7.1 41.0 Deposits 776,006 861,518 880,490 2.2 13.5 Bank and other loans 68,089 40,595 73,378 80.8 7.8 Creditors under sale and repurchase agreements 84,668 234,582 267,962 14.2 — Securities lending 1 0 0 — — Collateral sold or pledged as guarantee 21,211 10,209 15,411 51.0 (27.3) Derivatives 144,866 361,310 399,025 10.4 — Valuation adjustment of financial liabilities hedging (12) 3 4 33.3 — Other payables 104,255 110,432 104,481 (5.4) 0.2 Subordinated credit notes 34,886 42,218 41,957 (0.6) 20.3 Deferred revenues and other advances 388 302 106 (64.9) (72.7) Total liabilities 1,234,358 1,661,169 1,782,814 7.3 44.4 Total stockholders' equity 133,829 141,041 146,536 3.9 9.5

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